As confidentially submitted to the Securities and Exchange Commission on April 23, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELICIO THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	45-2966790
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Kendall Square

Building 1400 West, Suite 14303

Cambridge, MA 02139

(857) 209-0050

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Connelly

Chief Executive Officer

Elicio Therapeutics, Inc.

One Kendall Square

Building 1400 West, Suite 14303

Cambridge, MA 02139

(857) 209-0050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Concannon III Bryan S. Keighery Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000	Kristen E. Ferris Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110 (617) 482-1776	Michael D. Maline Anna K. Spence DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒

						Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$	$

(1)

Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED                , 2021

        Shares

Common Stock

This is the initial public offering of shares of common stock of Elicio Therapeutics, Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of common stock will be between $                and $                .

We will apply for listing of our common stock on The Nasdaq                Market under the symbol “ELTX.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount and Commissions(a)	$	$
Proceeds, before expenses, to Elicio Therapeutics, Inc.	$	$

(a)	See “Underwriting” for a complete description on the compensation payable to the underwriters.

We have granted the underwriters the option for a period of 30 days to purchase up to an additional                  shares of common stock at the initial price to the public, less the underwriting discount.

The underwriters expect to deliver the shares against payment to purchasers on or about                , 2021 through the book-entry facilities of The Depository Trust Company.

BTIG	Oppenheimer & Co.

National Securities Corporation

Prospectus dated                 , 2021

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or the distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States. See “Underwriting.”

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making any investment decision. Unless the context otherwise requires, the terms “Elicio,” “Elicio Therapeutics,” the “Company,” “we,” “us” and “our” relate to Elicio Therapeutics, Inc.

Overview

We are a clinical-stage biotechnology company developing a pipeline of novel immunotherapies for the treatment of cancer and other diseases. For therapies designed to engage the immune system to treat disease, it is critical to target activation at the unique location where adaptive immune responses are generated. Our proprietary Amphiphile, or AMP, platform delivers immunotherapeutics directly to the “brain center” of the immune system - the lymph nodes. We believe this site-specific delivery of disease-specific antigens, adjuvants, and other immunomodulators will more efficiently educate, activate, and amplify critical immune cells, resulting in induction and persistence of potent adaptive immunity required to treat many diseases. In preclinical models, we have observed lymph-node specific engagement driving therapeutic immune responses of increased magnitude, function, and durability. We believe our AMP lymph node targeted approach will produce superior clinical benefits compared to immunotherapies that do not engage the lymph nodes.

Our lead product candidate, ELI-002, is being developed to treat cancers driven by KRAS, a mutation found in approximately 25% of tumors. We are conducting a Phase 1/2 clinical trial of ELI-002 (AMPLIFY-201) and anticipate initial safety, dose escalation, and correlative biomarker data in the first half of 2022. We are also evaluating the potential use of ELI-004, our universal AMP-modified CpG adjuvant, and a component of ELI-002, in conjunction with other disease-specific antigens, to treat or prevent additional diseases.

Our AMP Platform: A Differentiated Approach to Immunotherapy

Our AMP platform capitalizes on the differences between the migration routes of large and small molecules through the lymphatic system with the intent of enhancing the immunostimulatory capabilities of various agents by increasing their exposure in the lymph nodes. In addition, our AMP platform embraces modular conjugation, potentially allowing for application to multiple therapeutic modalities, including peptides, proteins, nucleic acids and small molecules. Constructed from an albumin-binding lipid tail, a therapeutic payload, and an optional linker, our AMP configurations are designed to emulate the efficient lymphatic navigation of large macromolecules to preferentially accumulate in the lymph nodes, where they can more potently activate immune cells to orchestrate key features of protective immune responses, including response magnitude and functional quality. When applied to immunostimulatory agents with poor inherent access to the lymph nodes, the AMP strategy can promote their lymph node uptake and, thus, enhance action on key immune cells. By applying this fundamental mechanistic distinction throughout our portfolio of product candidates, we believe we can develop immunotherapies that engage the lymph nodes to overcome certain therapeutic limitations of currently approved immunotherapies and enable certain immunotherapy programs in research and development.

A molecular conjugation approach for delivery of immune therapeutics to lymph nodes

Our Pipeline

Our AMP platform, originally developed at the Massachusetts Institute of Technology, or MIT, has broad potential across cancers, infectious diseases and other disease indications to advance a number of development initiatives through internal activities, in-licensing arrangements or development collaborations and partnerships. Among our development candidates, we intend to internally advance ELI-002 for KRAS-driven cancers, ELI-003 for cancers involving an ALK mutation, ELI-011 for hematological cancers, and ELI-004, our universal adjuvant utilized in each pipeline program. We have conducted initial assessments related to the potential use of the AMP platform to treat additional diseases, including COVID-19, and believe these indications may be well-suited for treatment using an AMP construct, and we intend to advance them through out-licensing, co-development or other partnership arrangements. Our most advanced development initiatives, their current stage of development and the next anticipated major milestone for each program are presented in the chart below.

Our Product Candidates

ELI-002: Our Product Candidate for KRAS-Driven Cancers

ELI-002 is a structurally novel AMP therapeutic vaccine targeting KRAS-driven cancers. KRAS mutations are among the most prevalent in human cancers. ELI-002 is comprised of AMP-modified mutant KRAS peptide antigens and ELI-004, an AMP-modified immune-stimulatory oligonucleotide adjuvant.

We are currently enrolling patients in AMPLIFY-201, our Phase 1/2 clinical trial of ELI-002 in patients with solid tumors, including colorectal cancer, or CRC, or pancreatic ductal adenocarcinoma, or PDAC. AMPLIFY-201 is being conducted at multiple U.S. cancer treatment institutions, including MD Anderson, Memorial Sloan Kettering, Sarah Cannon Research Institute, Washington University St. Louis, and Henry Ford Health System. Following an initial dose escalation phase, we intend to expand patient eligibility to evaluate the potential of ELI-002 as a treatment for a number of KRAS-mutated cancers. AMPLIFY-201 is strategically constructed to target patients with minimal residual disease, or MRD, a stage where tumor burden and immunosuppressive effects within the tumor are reduced. We anticipate initial safety, dose escalation, and correlative biomarker data from the Phase 1 portion of the trial to be available by the first half of 2022.

ELI-004: Our Universal Adjuvant

In addition to the development of ELI-004 as a component of ELI-002, we are developing ELI-004 as a universal AMP-modified CpG adjuvant for applications in a variety of indications and therapies. We have established rapid manufacturing under current good manufacturing practice, or cGMP, standards at a greater than 10-gram production scale, and we anticipate that we will have sufficient cGMP material available for use in clinical development activities. The AMP-modification is designed to concentrate and retain the smaller molecular size CpG in the lymphatic system. We are evaluating its use in combination with a variety of disease-specific antigens of smaller molecular size, that are AMP-modified to stimulate a powerful and sustained immune response as well as in combination with unmodified (native) antigens. We believe our preclinical results demonstrate ELI-004’s inherent capabilities and distinguish its immune-boosting strength. In addition, we are in the early stages of evaluating an expanded portfolio of next-generation adjuvants, including various AMP-modified toll-like receptor, or TLR, and damage-associated molecular pattern, or DAMP, candidates.

Additional Product Candidates

We believe that our AMP platform has the potential to enhance the efficacy of cell therapy platforms, including chimeric antigen receptor T cell, or CAR-T, therapies. CAR-T therapies have demonstrated promising therapeutic results and have been shown to eliminate tumors in some patients, particularly those with certain hematologic malignancies. These therapies, however, have failed to show similar benefits in most other cancer indications, with solid tumors posing a particular challenge, largely related to the inability of current CAR-Ts to properly expand their numbers, efficiently infiltrate solid tumors, and eliminate cancerous cells. We believe an important reason for these limitations is that CAR-Ts do not effectively engage within the lymph nodes and are not sufficiently activated at these important immune orchestrating sites. We believe that concomitant use of our CAR-T AMPlifiers to activate CAR-Ts in the lymph nodes will improve CAR-T cell expansion, solid tumor infiltration, functionality and persistence to promote improved efficacy. We have entered into a collaboration with the Moffitt Cancer Center to evaluate the combination of our CD19 CAR-T AMPlifier, which we refer to as ELI-011, with CD19-targeted CAR-T therapy, in mouse models of B cell lymphoma. Positive results in these preclinical assessments would likely support the advancement of the program into clinical trials.

We are evaluating our ALK program to identify a potential internal development candidate. We believe the characteristics of ALK-driven cancers, the promising preclinical results demonstrated with ELI-003, and the likely lower costs of a clinical development initiative may support its consideration as an independent development candidate. Lastly, we have conducted initial assessments of the viability of using ELI-004 to induce immune responses targeting SARS-CoV-2 and believe it may be well suited as an adjuvant for a SARS-CoV-2 vaccine.

Our Team

We are led by a team with extensive experience in immuno-oncology, biologics, drug discovery platform technologies, clinical development, general management, finance and business development transactions. Our Chief Executive Officer, Robert Connelly, has more than 20 years of experience as a life sciences CEO. Prior to joining Elicio, Mr. Connelly served as CEO of Axcella Health Inc., Pulmatrix, Inc., and Domantis Ltd. and also served as a Venture Partner at Flagship Pioneering. Our Chief Medical Officer, Christopher Haqq, M.D, Ph.D., is a medical oncologist with extensive experience, including senior executive roles at Atara Biotherapeutics, Inc., Cougar Biotechnology, Inc., and Janssen Oncology, Inc., as well as an academic role at the University of California, San Francisco Division of Hematology and Oncology. Members of our management team have contributed to product development programs that have received regulatory approval and been successfully commercialized, including Zytiga®, Rituxan®, Yondelis®, Avastin®, and Herceptin®. Our scientific advisory board is led by our co-founder, Darrell Irvine, Ph.D., who holds positions at the Koch Institute for Integrative Cancer Research at MIT, the Ragon Institute of Massachusetts General Hospital, and Harvard University. He is also a Howard Hughes Medical Institute Investigator.

Our Strategy

To achieve our objective of pioneering a variety of immunotherapies designed to address unmet medical needs, we intend to:

•	Rapidly advance our lead KRAS-targeted program, ELI-002 which is designed to address approximately 25% of all solid tumors.

Our lead product candidate, ELI-002, is in the dose escalation portion of an ongoing Phase 1/2 clinical trial (AMPLIFY-201) to evaluate its safety and efficacy in treating KRAS-driven tumors following surgical resection in patients with MRD. We are advancing ELI-002, which includes ELI-004, our universal AMP-modified CpG adjuvant. Cancers related to KRAS mutations are among the most prevalent, accounting in studies for as much as 27% of patients with lung adenocarcinomas, 49% of metastatic colorectal cancer, or CRC, patients and 93% of all PDAC. We have strategically designed our trial for patients who have had prior surgery to remove the tumor, and have only minimal residual tumor cells remaining. We believe the enrollment of patients following surgery may facilitate the activity of an AMP-modified therapeutic, leading to improved response and survival.

•	Expand our proprietary pipeline by applying our AMP platform to biologically validated targets, not viable alone, but enabled as therapeutic candidates through enhanced lymph node engagement.

The differentiated ability of our AMP platform to concentrate disease-specific antigens and immunomodulators specifically in the lymph nodes may enable the activation and stimulation of a potent, functional, and durable immune response. This attribute of AMP-modified therapeutics enables us to potentially realize the inherent value of established drug targets that previously lacked sufficient immunostimulatory properties. As a result, we may be able to limit discovery activities while simultaneously expediting clinical development for enhanced capital efficiency.

•	Enable the next generation of cell therapy by integrating the AMP platform to activate cell therapies in the lymph nodes.

Our AMP platform may enable us to improve many of the emerging cell therapy strategies, including CAR-T therapeutics, and we intend to aggressively pursue development of these applications. We believe that a key limitation of current cell therapies is insufficient engagement with the lymph nodes, which precludes these cells’ interactions with critical components of the recipient’s immune response. We have designed our CAR-T AMPlifiers to improve T cell response magnitude, function and durability. Our preclinical studies combining CAR-T therapy with our CAR-T AMPlifier demonstrated expansion of the CAR-T response yielding as much as 70% of the total CD8+ T cells in peripheral blood.

•	Create economic and strategic value through licensing, product and platform partnerships to complement our internal development initiatives.

We believe that the range of therapeutic modalities that may be incorporated into AMP-modified candidates, along with the breadth of their application, including therapeutic and prophylactic vaccines, affords us numerous licensing and partnership opportunities. The breadth of the technology’s application and its potential to enable the viability of development programs who have yet to demonstrate clinical utility may provide additional licensing and partnership opportunities. Accordingly, we intend to aggressively pursue opportunities to realize additional value from our AMP platform.

•	Continue to build out and expand upon the three applications of our AMP platform.

Resident within our AMP platform are three distinct application platforms, each of which offers discrete development opportunities. We intend to continue investment in each of these platforms, AMP-modified disease-specific immunotherapies, AMP-modified adjuvants and cell therapy AMPlifiers to capitalize on the significant breadth of product opportunities available to us in both cancer and infectious diseases. We expect to expand our internal expertise through continued investment in our team and academic collaborations, where we can access unique capabilities and expertise in an effort to drive platform innovation. In addition, we may supplement internal development initiatives through selective in-licensing arrangements that complement these platform initiatives.

Risks Related to Our Business

Investing in our common stock involves substantial risks. Before you participate in this offering, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading “Risk Factors” beginning on page 12 of this prospectus. Some of the more significant risks include the following:

•

we have a history of operating losses that are expected to continue for the foreseeable future, and we are unable to predict the extent of future losses, or whether we will generate significant revenues or achieve or sustain profitability;

•

we have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

•

we will need substantial additional funding outside of this offering and may be unable to raise capital when needed or on terms acceptable to us, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts or cease operations;

•	our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern;

•	our product candidates are at an early stage of development and may not be successfully developed or commercialized;

•	if we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•

any product candidate we advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential;

•

our technologies are novel, and any product candidates we develop may be complex and difficult to manufacture on a clinical or commercial scale. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development or commercialization programs, limit the supply of our product candidates we may develop, or otherwise harm our business;

•

we are substantially dependent on patents we license from MIT, and if such licensed patent rights lack legal effect or if a dispute arises under such license agreement and our licensed rights are narrowed or this license is terminated, that could cause significant impairment to our ability to develop and commercialize certain of our product candidates; and

•

a pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business and our financial results and could cause a disruption to the development or supply of ELI-002 or any other product candidates.

Corporate Information

We were incorporated under the laws of the state of Delaware on August 10, 2011 as Vedantra Pharmaceuticals, Inc. and commenced operations in 2012. On March 26, 2019, we changed our name to Elicio Therapeutics, Inc. Our principal executive office is located at One Kendall Square, Suite 14303, Cambridge, MA 02139 and our telephone number is (857) 209-0050. Our website address is www.elicio.com. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. As a result:

•

we are required to have only two years of audited financial statements and only two years of related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•

we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•

we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Issuer	Elicio Therapeutics, Inc.

Common stock offered by us	shares

Underwriters’ option to purchase additional common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash resources, as follows:

•   approximately $             million to $             million to fund our ongoing Phase 1/2 clinical trial (AMPLIFY-201) to evaluate ELI-002, our lead product candidate, which includes ELI-004, our proprietary AMP-modified CpG adjuvant, as a treatment for KRAS-driven solid tumors following surgical resection;

•   approximately $             million to $             million for the development of our preclinical product candidates; and

•   the remainder for general working capital and administrative expenses, additional research and development expenses, and other general corporate purposes

Risk factors	Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Listing	We will apply to list our common stock on the Nasdaq Market under the symbol “ELTX.”

The number of shares of our common stock to be outstanding after this offering is based on 13,061,715 shares of our common stock outstanding as of December 31, 2020 (assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 72,802,898 shares of common stock upon the closing of this offering) and excludes:

•	7,575,086 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $0.16 per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2020, with a weighted-average exercise price of $ per share;

•

            shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Compensation Plan, or the 2021 Plan, which will become effective upon the closing of this offering (including                shares of common stock reserved for issuance under our 2012 Stock Incentive Plan, as amended, or the Prior Plan, which shares will be added to the 2021 Plan upon its effectiveness), as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan.; and

•	9,629,695 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, with a weighted-average exercise price of $0.77 per share.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	a -for- reverse stock split of our common stock expected to be completed prior to the launch of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of our common stock, which will automatically occur upon the closing of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us to cover over-allotments.

SUMMARY FINANCIAL DATA

The following tables summarize our selected financial data. The summary statements of operations data presented below for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following summary financial data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus, and the information under the captions “Use of Proceeds,” Selected Financial Data,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,
	2020	2019
Operating expenses:
Research and development	$12,719,956	$9,544,079
General and administrative	3,001,128	2,798,268

Total operating expenses	15,721,084	12,342,347

Loss from operations	(15,721,084)	(12,342,347)

Interest income	8,942	81,481

Net loss	$(15,712,142)	$(12,260,866)

Net loss attributable to common stockholders per common share, basic and diluted(1)	$(1.46)	$(3.11)

Weighted-average common shares outstanding, basic and diluted	10,730,992	3,942,165

(1)	See Note 10 within the notes to our consolidated financial statements appearing elsewhere in this prospectus for a description of the methods used to calculate basic and diluted net loss per share.

	As of December 31, 2020
	Actual	Pro Forma(1)		Pro Forma As Adjusted(2)
Balance Sheet Data:			(unaudited)
Cash and cash equivalents	$14,967,086	$		$
Total assets	19,662,181
Total liabilities	3,307,638
Convertible preferred stock	65,494,061		—
Accumulated deficit	(52,399,862)
Total stockholders’ equity (deficit)	(49,139,518)

(1)

Pro forma amounts reflect the conversion of all outstanding shares of our convertible preferred stock into an aggregate of            shares of our common stock, which will automatically occur upon the closing of this offering.

(2)

Pro forma as adjusted amounts further reflect the issuance and sale of            shares of our common stock in this offering at the initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares offered by us at the assumed initial public offering price would increase or decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by $                million.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Financial Position and Need for Capital

We have a history of operating losses that are expected to continue for the foreseeable future, and we are unable to predict the extent of future losses, or whether we will generate significant revenues or achieve or sustain profitability.

We are focused on product development and have not generated any revenues to date. Additionally, we expect to continue to incur operating losses for the foreseeable future. These operating losses have adversely affected and are likely to continue to adversely affect our working capital, total assets and stockholders’ deficit.

Since we are an early stage company, our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations. Specifically, we have generated operating losses each year since our inception, including $15.7 million and $12.3 million for the years ended December 31, 2020 and 2019, respectively. We expect to make substantial expenditures and incur increasing operating costs in the future and our accumulated deficit will increase significantly as we expand development and clinical trial activities for our product candidates. Because of the risks and uncertainties associated with product development, we are unable to predict the extent of any future losses, whether we will ever generate significant revenues or if we will ever achieve or sustain profitability.

We believe that our cash on hand, along with the anticipated net proceeds from this offering, will enable us to fund our operations until                based on our current plan. We are dependent on obtaining, and are continuing to pursue, necessary funding from outside sources, including obtaining additional funding from the issuance of securities in order to continue our operations. Without adequate funding, we may not be able to meet our obligations.

We have not demonstrated an ability to perform the functions necessary for the successful commercialization of any products. The successful commercialization of any of our products will require us to perform a variety of functions, including:

•	continuing to undertake preclinical and clinical development;

•	engaging in the development of product candidate formulations and manufacturing processes;

•	interacting with the applicable regulatory authorities and pursuing other required steps for regulatory approval;

•	engaging with payors and other pricing and reimbursement authorities;

•	submitting marketing applications to and receiving approval from the applicable regulatory authorities; and

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manufacturing the applicable products and product candidates in accordance with regulatory requirements and, if ultimately approved, conducting sales and marketing activities in accordance with health care, U.S. Food and Drug Administration, or FDA, and similar foreign regulatory authority laws and regulations.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a preclinical stage biopharmaceutical company with a limited operating history. Our operations to date have been primarily limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and preclinical development of our product candidates. We have not yet begun or successfully completed any clinical trials for any of our product candidates, manufactured our product candidates at commercial scale or conducted sales and marketing activities that will be necessary to successfully commercialize our product candidates, if approved. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or commercialized products. Our financial condition has varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include other factors described elsewhere in this prospectus and also include, among other things:

•	our ability to obtain additional funding to develop our product candidates;

•	our ability to conduct and complete preclinical studies,

•	delays in the commencement, enrollment and timing of clinical trials;

•	the success of our preclinical studies and clinical trials through all phases of development;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	our ability to obtain and maintain regulatory approval for our product candidates in the United States and foreign jurisdictions;

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potential toxicity and/or side effects of our product candidates that could delay or prevent commercialization, limit the indications for any approved products, require the establishment of risk evaluation and mitigation strategies, or cause an approved drug to be taken off the market;

•	our ability to establish or maintain partnerships, collaborations, licensing or other arrangements;

•	market acceptance of our product candidates, if approved;

•	competition from existing products, new products or new therapeutic approaches that may emerge;

•	the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;

•	our ability to leverage our proprietary AMP technology platform to discover and develop additional product candidates;

•	our ability and our licensors’ abilities to successfully obtain, maintain, defend and enforce intellectual property rights important to our business; and

•	potential product liability claims.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

We will need substantial additional funding outside of this offering and may be unable to raise capital when needed or on terms acceptable to us, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts or cease operations.

Our operations have consumed substantial amounts of cash. During the years ended December 31, 2020 and 2019, we incurred research and development expenses of $12.7 million and $9.5 million, respectively.

We will require substantial additional funds to support our continued research and development activities, including the anticipated costs of preclinical studies and clinical trials, regulatory approvals and potential commercialization. Additionally, our estimates on future financial needs may be based on assumptions that prove to be wrong, and we may spend our available financial resources much faster than we expect.

Until such time, if ever, that we can generate sufficient product revenue and achieve profitability, we expect to seek to finance future cash needs through equity or debt financings and/or corporate collaboration and licensing arrangements. We currently have no other commitments or agreements relating to any of these types of transactions and cannot be certain that additional funding will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we will have to delay, curtail or eliminate one or more of our research and development programs or cease operations. Additionally, raising additional capital may cause dilution to our stockholders. See “You will incur immediate and substantial dilution as a result of this offering, and you may experience additional dilution upon the exercise of our outstanding stock options or warrants.”

We have never generated revenue from product sales and may never become profitable.

Our ability to generate product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize our current and future product candidates. We do not anticipate generating product sales for the next several years, if ever.

Our product candidates will require additional clinical, manufacturing, and non-clinical development, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts, and further investment before we generate any product sales. We cannot assure you that we will meet our timelines for our development programs, which may be delayed or not completed for a number of reasons. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

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complete research and obtain favorable results from preclinical and clinical development of our current and future product candidates, including addressing any clinical holds that may be placed on our development activities by regulatory authorities;

•	seek and obtain regulatory and marketing approvals for any of our product candidates for which we complete clinical trials, as well as their manufacturing facilities;

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launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for coverage and establish adequate reimbursement by government and third-party payors for any of our product candidates for which we obtain regulatory and marketing approval;

•	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates we may develop;

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establish and maintain supply and manufacturing capabilities or capacities internally or with third parties that can provide adequate, in both amount and quality, products, and services to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval;

•	obtain market acceptance of current or any future product candidates as viable treatment options and effectively compete with other therapies to establish market share;

•	maintain a continued acceptable safety and efficacy profile of our product candidates following launch;

•	address competing technological and market developments;

•	implement internal systems and infrastructure, as needed;

•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintain, protect, enforce, defend, and expand our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	avoid and defend against third-party interference, infringement, and other intellectual property claims; and

•	attract, hire, and retain qualified personnel.

Even if one or more of our current and future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our expectations if we are required by the FDA or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. If we are required to conduct additional clinical trials or other testing of our product candidates that we develop beyond those that we currently expect, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, or if there are safety concerns, we may be delayed in obtaining marketing approval for our product candidates, not obtain marketing approval at all, or obtain more limited approvals. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. We have incurred significant losses since our inception and have never been profitable, and it is possible we will never achieve profitability. We have devoted a majority of our resources to developing ELI-002 and ELI-004, but these product candidates cannot be marketed until regulatory approvals have been obtained. Meaningful revenues will likely not be available unless ELI-002, ELI-004, or any of our current or future product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. If we successfully complete this offering, based upon our currently-expected level of operating expenditures, we expect to be able to fund our operations through                . This period could be shortened if there are any significant increases in planned or actual spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that other financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Risks Related to the Development of Our Products

Our product candidates are at an early stage of development and may not be successfully developed or commercialized.

We recently initiated a Phase 1/2 clinical trial (AMPLIFY-201) for ELI-002, targeting KRAS, which product candidate also includes ELI-004, our universal AMP-modified CpG adjuvant and have not previously conducted clinical trials with our product candidates. All of our other product candidates are in preclinical development and will require substantial further capital expenditures, development, testing, and regulatory approval prior to commercialization. We have limited experience designing clinical trials and have not yet filed or supported a marketing application. We may be unable to design and execute a clinical trial that ultimately supports marketing approval.

The time required to obtain approval from the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. The outcome of studies is also inherently uncertain. Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval process and are commercialized. The results of preclinical studies, interim or top-line study results, and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety, purity, and potency traits despite having progressed through preclinical studies and initial clinical trials. Preclinical and early clinical studies may also reveal unfavorable product candidate characteristics, including safety concerns. A number of companies have suffered significant setbacks in advanced clinical trials, notwithstanding promising results in earlier trials. In some instances, there can be significant variability in results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Accordingly, even if we are able to obtain the requisite financing to fund our development programs, we cannot assure you that our product candidates will be successfully developed or commercialized. Our failure to develop, manufacture or receive regulatory approval for or successfully commercialize any of our product candidates could result in the failure of our business and a loss of all of your investment.

Our product candidates are in various stages of development and we will not be able to commercialize our product candidates if our preclinical studies do not produce successful results and/or our clinical trials do not demonstrate the safety and efficacy of our product candidates; early results and early understanding of product candidate potential may not be predictive of later success. Any product candidates we advance into clinical development are subject to extensive regulation, which can be costly and time-consuming, and we may experience unanticipated delays or be unable to receive the required approvals to commercialize our product candidates.

Product candidates are susceptible to the risks of failure inherent at any stage of product development, including the occurrence of unexpected or unacceptable adverse events or the failure to demonstrate efficacy in clinical trials. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. The results of preclinical studies, preliminary clinical trial results, and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Our product candidates may not perform as we expect, may ultimately have a different or no impact than expected, may have a different mechanism of action than we initially understand or that we expect in humans, and may not ultimately prove to be safe and effective.

The preclinical and clinical development, manufacturing, packaging, labeling, storage, record-keeping, advertising, promotion, post-approval monitoring and reporting, import, export, marketing and distribution, among other activities, of our product candidates are subject to extensive regulation by the FDA and by comparable health authorities in foreign markets. In the United States and in any major foreign markets, we are not permitted to market or promote our product candidates until we receive a Biologics License Application, or BLA, from the FDA, or a similar authorization from any foreign equivalents, and we may never receive such regulatory approval for any of our product candidates.

Some of our product candidates have only been tested in a preclinical setting and while those studies have been subject to certain regulatory requirements in order to support product development and regulatory progression, as product candidates progress they will require clinical trials (which are subject to much more extensive requirements), as well as additional manufacturing development, before we will be able to submit marketing applications to the applicable regulatory authorities. Even if our product candidates are approved, they may be subject to limitations on the indicated uses and populations for which they may be marketed. They may also be subject to other conditions of approval, may contain significant safety warnings, including boxed warnings, contraindications, and precautions, may not be approved with label statements necessary or desirable for successful commercialization, or may contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a risk evaluation and mitigation strategy, or REMS, to monitor the safety or efficacy of the products. If we do not receive regulatory authority approval for, and successfully commercialize our product candidates, we will not be able to generate revenue from these product candidates in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates could have a material adverse impact on our business and financial condition.

The process of product candidate development and obtaining marketing approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved and the conditions that they are intended to treat. The number and nature of preclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. We have not previously submitted a marketing application to the FDA, or a similar marketing application to any comparable foreign authorities, for any product candidate, and we cannot be certain that our product candidates will be successful in clinical trials or receive regulatory approval.

In addition to significant clinical testing requirements, our ability to obtain marketing approval for our product candidates depends on obtaining the final results of required non-clinical testing, including characterization of the manufactured components of our product candidates and validation of our manufacturing processes. Regulatory authorities may determine that our product manufacturing processes, testing procedures or facilities are insufficient to justify approval. Approval policies or regulations, or the type and amount of data necessary to gain approval, may change and may vary among jurisdictions. Moreover, regulatory authorities have substantial discretion in the pharmaceutical approval process, including the ability to refuse to accept an application and to delay, limit or deny approval of a product candidate for many reasons, such as a determination that our data is insufficient for approval or that additional preclinical, clinical or other studies or development work is necessary. Despite the time and expense invested in the development of product candidates, regulatory approval is never guaranteed.

Our product candidates may fail at any stage of preclinical or clinical development, and may also reveal unfavorable product candidate characteristics, including safety concerns or the failure to demonstrate efficacy in initial clinical trials. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. Although we have completed preclinical validation, pre-Investigational New Drug, or IND, toxicology and clinical supply manufacturing development for ELI-002 and anticipate completing the preclinical development necessary to file additional INDs for other product candidates in the future, we may experience numerous unforeseen events before, during, or as a result of clinical trials that could delay or prevent our ability to commence or complete development, commence or complete clinical trials, receive marketing approval or commercialize our product candidates, including:

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regulators or Institutional Review Boards, or IRBs, or Independent Ethics Committees, or IECs, may not authorize us or our investigators to commence or continue a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that we modify or amend our clinical trial protocols;

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we, regulators, independent data safety monitoring committees, IRBs or IECs may recommend or require the suspension or termination of clinical research for various reasons, including non-compliance with regulatory requirements or a finding that participants are being exposed to unacceptable health risks, undesirable side effects, or other unexpected characteristics (alone or in combination with other products) of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

•	new information may emerge regarding our product candidates or technology platform that result in continued development of some or all of our product candidates being deemed undesirable;

•	we may have delays identifying, recruiting and training suitable clinical investigators or investigators may withdraw from our studies;

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we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or contract research organizations, or CROs. Contractual terms can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites;

•	we may have delays in adding new investigators or clinical trial sites, or we may experience a withdrawal of clinical trial sites;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than we anticipate for a number of reasons, such as adverse events, an inadequate treatment response, fatigue with the clinical trial process or personal issues;

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patients who enroll in our studies may misrepresent their eligibility or may otherwise not comply with clinical trial protocols, resulting in the need to drop those patients from those studies, increase the needed enrollment size for those studies or extend the duration of those studies;

•	there may be flaws in our study design, which may not become apparent until a study is well advanced;

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our contractors may fail to comply with regulatory requirements or clinical trial protocols, or meet their contractual obligations to us in a timely manner, or at all, or we may be required to engage in additional clinical trial site monitoring;

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there may be disagreement with the design, including endpoints, scope, or implementation of our clinical trials with regulatory authorities or IRBs/IECs, or disagreement with regulators regarding our intended indications;

•	regulatory authorities may disagree with the formulation for our product candidates, or our product candidate dose or dosing schedule;

•	we may be unable to demonstrate to the regulator’s satisfaction that a product candidate is safe, pure, and potent for any indication;

•	regulatory authorities may not accept clinical data from trials which are conducted outside of their jurisdictions;

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the results of clinical trials may be negative or inconclusive, may not meet the level of statistical significance required for, or may not otherwise be sufficient to support marketing approval, and we may decide, or regulators may require us, to conduct additional clinical trials, analyses, reports, data, or preclinical trials, or abandon product development programs;

•	our product candidates may have undesirable or unintended side effects, toxicities, or other characteristics that preclude marketing approval or prevent or limit commercial use;

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we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks or otherwise provide an advantage over current standard of care or current or future competitive therapies in development;

•	the standard of care for the indications we are investigating may change, which changes could impact the meaningfulness of our resulting study data or which may necessitate changes to our studies;

•	regulatory authorities may disagree with our scope, design, including endpoints, implementation, or our interpretation of data from preclinical studies or clinical trials;

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regulatory authorities may require us to amend our studies, perform additional or unanticipated clinical or preclinical trials or manufacturing development work to obtain approval or initiate clinical studies, or we may decide to do so or abandon product development programs;

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regulatory authorities may not agree with the use and/or development of, or we or our third-party collaborator may not be authorized to commercially market, a companion diagnostic for ELI-002, which would delay the potential approval of ELI-002;

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regulatory authorities may find that we or our third-party manufacturers do not satisfy regulatory requirements and standards for the facilities and operations used in the manufacture of our product candidates;

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the cost of clinical trials of our product candidates may be greater than we anticipate, or we may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA or other regulatory authorities upon the filing of a marketing application;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	regulatory authorities may take longer than we anticipate to make a decision on our product candidates; or

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changes in or the enactment of the approval policies, statutes, or regulations of the applicable regulatory authorities, especially in light of the January 2021 change in the U.S. presidential administration, may significantly change in a manner rendering our preclinical or clinical data insufficient for approval.

Our product candidate development costs will also increase if we experience delays in testing or approvals, and we may not have sufficient funding to complete the testing and approval process for any of our product candidates. We may be required to obtain additional funds to complete development and prepare for possible commercialization of our product candidates. We do not know whether any preclinical tests or clinical trials above what we currently have planned will be required, will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant delays relating to any preclinical studies or clinical trials also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do. This may prevent us from receiving marketing approvals and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, delays in clinical trials may ultimately lead to the denial of marketing approval of any of our product candidates. If any of this occurs, our business, financial condition, results of operations, and prospects will be materially harmed.

Our Phase 1/2 study of ELI-002 is designed to require, as part of screening to determine whether subjects meet inclusion criteria, the use of an investigational in vitro diagnostic device. If we are not able to successfully collaborate or partner with a third-party company for the development and authorization of such a device, we may not be able to receive marketing authorization for ELI-002.

The Phase 1/2 trial for ELI-002 (AMPLIFY-201) employs an investigational in vitro diagnostic device, or IVD, that detects circulating tumor DNA, or ctDNA, to identify patients who show signs of minimal residual disease in their blood, but before relapse is detected in traditional radiographic scans. Based on our Phase 1/2 study design, we must account for and address the investigational status of this device from a regulatory perspective through the course of clinical development (for example, through the compliance with any applicable investigational device exemption requirements). Additionally, because this IVD will be used to select patients who may be appropriate to receive our product candidate, the test will be considered a companion diagnostic device. Companion diagnostic devices are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and we anticipate that separate regulatory marketing authorization will be required for the device prior to commercialization of ELI-002. We plan to collaborate with Natera, Inc., or Natera, the sponsor, that plans to seek marketing authorization from the FDA’s Center for Devices and Radiological Health, or CDRH. Although the Natera companion diagnostic is being used in ongoing large pharma Phase 3 trials sponsored by other companies, if Natera experiences any delays in development or is not able to successfully develop and obtain marketing authorization for its companion diagnostic, or does not comply with the FDA’s medical device regulations:

•	the development of ELI-002 may be delayed because it may be difficult to identify patients for enrollment in our clinical trials in a timely manner;

•	ELI-002 may not receive marketing approval if its safe and effective use depends on a companion diagnostic and none is commercially available; and

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we may not realize the full commercial potential of ELI-002 if it receives marketing approval if, among other reasons, we are unable to appropriately identify patients or types of tumors with the specific genetic alterations targeted by these product candidates.

Even if ELI-002 and any associated companion diagnostics are approved for marketing, the need for companion diagnostics may slow or limit adoption of ELI-002. Although we believe genetic testing is becoming more prevalent in the diagnosis and treatment of cancer, ELI-002 may be perceived negatively compared to alternative treatments that do not require the use of companion diagnostics, either due to the additional cost of the companion diagnostic or the need to complete additional procedures to identify biomarkers prior to administering our product candidates.

If any of these events were to occur, our business and growth prospects would be harmed, possibly materially.

We may seek designations under FDA programs designed to facilitate and potentially expedite product candidate development, such as Fast Track or Breakthrough Therapy designation. Our product candidates may not receive any such designations or if they do receive such designations they may not lead to faster development or regulatory review or approval and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek designations under the FDA’s expedited programs for serious conditions, such as Fast Track or Breakthrough Therapy designation, which are intended to facilitate and expedite the development or regulatory review or approval process for product candidates. Receipt of such a designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for a designation, the FDA may disagree. The receipt of such a designation for a product candidate may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate marketing approval by the FDA. In addition, the FDA may later decide that the product candidates no longer meet the designation conditions, in which case any granted designations may be revoked.

If we apply for orphan drug designation from the FDA, there is no guarantee that we will be able to obtain or maintain this designation, receive this designation for any of our other product candidates, or receive or maintain any corresponding benefits, including periods of exclusivity.

For certain of our product candidates, we may apply to the FDA to receive orphan drug designation. While this designation provides certain advantages, it neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. Generally, if a product candidate with orphan drug designation subsequently receives marketing approval before another product considered by the FDA to be the same, for the same orphan indication, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same biologic for the same indication for seven years.

We may not be able to obtain orphan drug designations that we apply for, orphan drug designations do not guarantee that we will be able to successfully develop our product candidates, and there is no guarantee that we will be able to maintain any orphan drug designations that we receive. For instance, orphan drug designations may be revoked if the FDA finds that the request for designation contained an untrue statement of material fact or omitted material information, or if the FDA finds that the product candidate was not eligible for designation at the time of the submission of the request.

Moreover, even if we are able to receive and maintain orphan drug designations, we may ultimately not receive any period of regulatory exclusivity if our product candidates are approved. For instance, we may not receive orphan product regulatory exclusivity if the indication for which we receive FDA approval is broader than the designation. Orphan exclusivity may also be lost for the same reasons that designation may be lost. Orphan exclusivity may further be lost if we are unable to assure a sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan exclusivity for any of our product candidates, that exclusivity may not effectively protect the product from competition as different products can be approved for the same condition or products that are the same as ours can be approved for different conditions. Even after an orphan product is approved, the FDA can also subsequently approve a product containing the same principal molecular features for the same condition if the FDA concludes that the later product is clinically superior. The FDA may further grant orphan designations to multiple sponsors for the same compound or active molecule and for the same indication. If another sponsor receives FDA approval for such product before we do, we would be prevented from launching our product in the United States for the orphan indication for a period of at least seven years unless we can demonstrate clinical superiority.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We face intense competition in the markets targeted by our product candidates. Many of our competitors have substantially greater resources than we do, and we expect that all of our products and product candidates under development will face intense future competition if approved.

We expect that all of our product candidates under development, if approved, will face intense competition from existing and future drugs marketed by large companies. If the FDA or comparable foreign regulatory authorities approve biosimilar versions of our product candidates, or such authorities do not grant our products appropriate periods of regulatory exclusivity, the sales of our products could be adversely affected.

The enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Affordable Care Act, or ACA, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. As in the generic drug product space, the FDA and the administration are taking steps to encourage increased biosimilar competition in the market in an effort to bring down the cost of biologic products. If another company pursues approval of a product that is biosimilar to any biologic product for which we receive FDA approval, we may need to pursue costly and time-consuming patent infringement actions, which may include certain statutorily specified regulatory steps before an infringement action may be brought. Biosimilar applicants may also be able to bring an action for declaratory judgment concerning our patents, requiring that we spend time and money defending the action.

Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. Certain changes, however, and supplements to an approved BLA, and certain subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entities do not qualify for the 12-year exclusivity period. Moreover, there have been efforts to decrease this period of exclusivity to a shorter timeframe. Future proposed budgets, international trade agreements and other arrangements or proposals may affect periods of exclusivity. Our biologic product candidates may qualify for the BPCIA’s 12-year period of exclusivity, however, there is a risk that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. It is also possible that payers will give reimbursement preference to biosimilars, even over reference biologics, absent a determination of interchangeability.

To the extent we do not receive any anticipated periods of regulatory exclusivity or to the extent the FDA or foreign regulatory authorities approve any biosimilar or interchangeable, or other competing products, our business would be adversely impacted. Competition that our products may face from biosimilar or interchangeable, or other competing products could materially and adversely impact our future revenue, profitability, and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may not be able to initiate or continue conducting clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials. The enrollment of patients depends on many factors, including:

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the number of clinical trials for other product candidates in the same therapeutic area that are currently in clinical development, and our ability to compete with such trials for patients and clinical trial sites;

•	the severity of the disease under investigation and the existence of current treatments;

•	the perceived risks and benefits of the product candidate, including the potential advantages or disadvantages of the product candidate being studied in relation to other available therapies;

•	the patient eligibility criteria defined in the protocol, as well as our ability to compensate patients for their time and effort;

•	the size and nature of the patient population;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the design of the trial, including factors such as frequency of required assessments, length of the study and ongoing monitoring requirements;

•	patients’ and investigators’ ability to comply with the specific instructions related to the trial protocol, proper documentation, and use of the product candidate;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	patient referral practices of physicians and the effectiveness of publicity created by clinical trials sites regarding the trial;

•	the ability to adequately monitor patients during and after treatment and compensate them for their time and effort;

•	the ability of our clinical study sites, CROs, and other applicable third parties to facilitate timely enrollment, as well as physician patient referral practices;

•	the ability of clinical trial sites to enroll patients that meet all inclusion criteria and any patient exclusion due to erroneous enrollment;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion of the study or not return for post-study follow-up, especially patients in control groups.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Moreover, a significant number of withdrawn patients would compromise the quality of our data. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, or the inability to complete development of our product candidates, which could cause the value of our company to decline, limit our ability to obtain additional financing, and materially impair our ability to generate revenues.

Any product candidate we advance into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential.

Unacceptable adverse events caused by any of our product candidates in clinical trials (either alone or in combination with other products) could cause us, IRBs/IECs, or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial or delay of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications and markets. Adverse events can also result in regulatory authority requests for additional data, studies, or information. These, in turn, could delay or prevent us from commencing clinical trials or commercializing the affected product candidate and generating revenues from its sale.

Undesirable side effects caused by or any unexpected characteristics (alone or in combination with other products) of our product candidates could also result in inclusion of unfavorable information in our product labeling, such as limitations on the indicated uses or populations for which the products may be marketed or distributed, a label with significant safety warnings, including boxed warnings, contraindications, and precautions, or a label without statements necessary or desirable for successful commercialization. Undesirable side effects or unexpected characteristics may also result in requirements for costly post-marketing testing and surveillance, or other requirements, including REMS, to monitor the safety or efficacy of the products. These could prevent us from commercializing and generating revenues from the sale of our product candidates.

Our product candidates are very early in development and unexpected adverse effects may occur. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects that prevented further development of the compound. In addition, adverse events which had initially been considered unrelated to the study treatment may later be found to be caused by the study treatment. Incorrect or improper use of our product candidates could further cause unexpected side effects or adverse events. Additionally, to the extent that there is a safety issue with one of our product candidates, we may need to modify or discontinue use of other of our product candidates that are based on the same platform.

If any of our product candidates are associated with serious adverse events or undesirable side effects or have properties that are unexpected, we may need to abandon development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Any therapeutic-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial, or result in potential product liability claims. Any of these occurrences could significantly harm our business, financial condition, results of operations, and prospects.

We may form or seek strategic partnerships or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

From time to time, we may form or seek strategic partnerships, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any such relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business. These relationships also may result in a delay in the development of our product candidates if we become dependent upon the other party and such other party does not prioritize the development of our product candidates relative to its other development activities. Additionally, any joint ventures, collaborations, or licensing arrangements would be subject to the same product candidate development and compliance risks and obligations as we would be if we were to develop the product candidate on our own. Should any third party with which we enter into any of these arrangements not comply with the applicable regulatory requirements, we or they may be subject to regulatory enforcement action and we or they may be delayed or prevented from obtaining marketing approval for the applicable product candidate.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangement for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort, and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or acquire businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture. Any licensed products or acquired businesses may also subject us to the risk of regulatory enforcement should the product or business not be compliant with applicable regulatory requirements. We cannot be certain that, following a strategic transaction or licensing arrangement, we will achieve the revenue or specific net income that justifies such a transaction.

We rely on contract manufacturing organizations to manufacture our preclinical and clinical pharmaceutical supplies and expect to continue to rely on CMOs to produce commercial supplies of any approved product candidate, and our dependence on CMOs could adversely impact our business.

We rely on contract manufacturing organizations, or CMOs, for the manufacture of preclinical and clinical supplies for our product candidates and plan to continue to do so for commercial supplies should we receive marketing approval for any of our product candidates. This reliance also results in our reduced control over the manufacture of our product candidates and the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure, which may adversely affect our future business prospects. Nevertheless, as clinical trial sponsor, we continue to have regulatory obligations to maintain oversight of the CMOs to ensure compliance with, among other things, contractual obligations, specifications, and Good Manufacturing Practice, or cGMP requirements.

If our CMOs do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, if there are disagreements between us and such parties, or if such parties are unable to expand capacities to support the commercialization of any of our product candidates for which we obtain marketing approval, we may not be able to produce, or may be delayed in producing sufficient product to meet our supply requirements. Any delays in obtaining adequate supplies on adequate terms with respect to our product candidates and components, due to manufacturing issues, global trade policies, or for other reasons, may delay the development, approval, or commercialization of our product candidates.

We may not succeed in our efforts to establish manufacturing relationships on commercially reasonable terms. Our product candidates may compete with other products and product candidates for access to manufacturing facilities, of which there are a limited number that operate under cGMP conditions and that are both capable of manufacturing for us and willing to do so. Even if we do establish such collaborations or arrangements, our CMOs may breach, terminate, or not renew these agreements. These facilities may also be affected by the ongoing COVID-19 pandemic, natural disasters, such as floods or fires, or such facilities could face manufacturing issues, such as contamination or adverse regulatory findings following a regulatory inspection. Further, our CMOs may be temporarily unable to manufacture our product candidates due to government restrictions, requirements, or limitations, such as those imposed by the Defense Production Act of 1950. If our CMOs cease to manufacture our product candidates for any reason, we would experience delays in obtaining sufficient quantities of our product for us to meet commercial demand if we receive marketing approval or in advancing our development programs while we identify and qualify replacement suppliers. We could also incur added costs and delays in identifying and qualifying any such replacements and transferring any necessary technology and processes. The terms of a new arrangement may also be less favorable than any prior arrangements. The addition of a new or alternative CMO may also require FDA approval and may have a material adverse effect on our business.

We or our CMOs may also encounter shortages in the raw materials or therapeutic substances necessary to produce our product candidates in the quantities and at the quality needed for our clinical and preclinical trials or, if any of our product candidates are approved for commercialization, to produce our product on a commercial basis, meet an increase in demand, or compete effectively. Such shortages may occur for a variety of reasons, including capacity constraints, delays or disruptions in the market, and shortages caused by the purchase of such materials by our competitors or others. Our or our third-party manufacturers’ failure to obtain the raw materials or therapeutic substances necessary to manufacture sufficient quantities of our product candidates may have a material adverse effect on our business.

Moreover, any problems or delays we experience in preparing for commercial-scale manufacturing of a product candidate or component, including manufacturing validation, may result in a delay in marketing approval or commercial launch of the product candidate or may impair our ability to manufacture commercial quantities or manufacture such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of commercialization of our product candidates and could adversely affect our business. Furthermore, if our future commercial manufacturers fail to deliver the required commercial quantities of our product candidates on a timely basis and at commercially reasonable prices, we would likely be unable to meet demand for our products and we could lose potential revenues. The manufacture of biologic products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of therapeutics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, and compliance with strictly enforced federal, state, and foreign regulations. If our manufacturers were to encounter any of these difficulties and were unable to perform as agreed, our ability to provide our product candidates for use in preclinical studies and to patients in our clinical trials, or, if any of our product candidates are approved, our ability to produce our product for commercial use, could be jeopardized.

In addition, all manufacturers of our product candidates and therapeutic substances used in clinical trials and of our products for commercial supply must comply with cGMP requirements promulgated by the FDA and equivalent foreign regulatory authorities that are applicable to both finished products and their active components used both for clinical and commercial supply. Regulatory authorities enforce these requirements through facility inspections. CMO facilities must be approved by the FDA and equivalent foreign regulatory authorities pursuant to inspections that will be conducted after we submit our marketing applications to the appropriate agencies. Our CMOs will also be subject to continuing regulatory authority inspections should we receive marketing approval. Further, we, in cooperation with our CMOs, must supply all necessary chemistry, manufacturing, and control documentation to the FDA and equivalent foreign regulatory authorities in support of a marketing application on a timely basis.

The cGMP requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our product candidates and therapeutic substances may be unable to comply with our specifications, cGMP requirements or with other applicable regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If our CMOs cannot successfully manufacture material that conforms to our specifications and the applicable regulatory requirements, they may not be able to secure or maintain regulatory approval for their manufacturing facilities.

Deviations from manufacturing requirements may also require reporting and remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measure could materially harm our business. Any delay in obtaining products or product candidates that comply with the applicable regulatory requirements may result in delays to preclinical and clinical trials, product approvals, or commercialization. Any such delay may also require that we conduct additional studies.

While we are ultimately responsible for the manufacture of our products and product candidates, other than through our contractual arrangements, we have little control over our manufacturers’ compliance with these regulations and standards. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our products or product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain and maintain regulatory approval for or market our product candidates, if approved. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. We must also receive FDA or other relevant comparable regulatory authority approval for the use of any new manufacturers for commercial supply.

A failure to comply with applicable regulatory requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, including imprisonment, suspension of or restrictions on production, injunctions, delay, withdrawal or denial of product approval or supplements to approved products, clinical holds or termination of clinical studies, warning or untitled letters, regulatory authority communications warning the public about safety issues with a product, refusal to permit the import or export of a product, product seizure, detention, or recall, operating restrictions, judgments under the civil False Claims Act, corporate integrity agreements, or consent decrees and equivalent foreign sanctions. Depending on the severity of any potential regulatory action, our clinical or commercial supply could be interrupted or limited, which could have a material adverse effect on our business.

We rely on third parties to conduct some of our preclinical studies and all of our clinical trials. If these third parties do not meet our deadlines or otherwise conduct the trials as required, our development programs could be delayed or unsuccessful and we may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all.

We do not have the ability to conduct all aspects of our clinical trials ourselves and do not currently plan to independently conduct clinical trials. We use third parties, such as CROs, to conduct, supervise, and monitor AMPLIFY-201 and will rely upon such CROs, as well as medical institutions, investigators and consultants, to conduct this trial and any future clinical trials that we may conduct in accordance with our protocols and applicable laws and regulations. In addition, we occasionally use third parties to conduct our preclinical studies. Our CROs, investigators and other service providers play a significant role in the conduct of these trials and the subsequent collection and analysis of data from such trials.

Our service providers are not our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical and preclinical programs. If these third parties do not successfully carry out their contractual duties to us, meet our expected timelines or conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or applicable regulatory requirements or for other reasons, our trials may need to be repeated, extended, delayed, or terminated. Further, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates, we may fail or may be delayed in our efforts to successfully commercialize our product candidates, or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for our product candidates could be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of service providers in the future, our business may be materially and adversely affected. Our third-party service providers may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm our competitive position.

Agreements with third parties conducting or otherwise assisting with our preclinical studies or clinical trials might terminate for a variety of reasons, including a failure to perform by such parties. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with suitable alternative providers or do so on commercially reasonable terms. Switching or adding third parties involves additional cost and requires management time and focus. There is also a natural transition period when a new third party commences work. As a result, if we need to enter into alternative arrangements, it could delay our product development activities and adversely affect our business. Although we carefully manage our relationships with our third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects, and results of operations.

Our reliance on third-parties for development activities will reduce our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our oversight and regulatory responsibilities. For example, we will remain responsible for ensuring that each of our trials is conducted in accordance with the general investigational plan and protocols for that trial. We must also ensure that our preclinical trials are conducted in accordance with good laboratory practices, or GLPs, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with good clinical practices, or GCPs, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. In addition, our clinical trials must be conducted with product candidates that were produced under cGMP conditions. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical and preclinical investigators, manufacturers, and trial sites. If we or any of our third-party service providers fail to comply with applicable regulatory requirements, we or they may be subject to enforcement or other legal actions, the data generated in our trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional studies, which would delay the regulatory approval process. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our trials complies with the applicable regulatory requirements.

In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, clinicaltrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.

We rely on other third parties to store and distribute our product candidates for preclinical studies and clinical trials that we conduct.

We also rely on other third parties to store and distribute our product candidates for the clinical and preclinical trials that we conduct. Any performance failure on the part of our distributors could delay development, marketing approval, or commercialization of our product candidates, producing additional losses and depriving us of potential product revenue.

We may incur substantial product liability or indemnification claims relating to the clinical testing of our product candidates.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and claims could be brought against us if the use or misuse of one of our product candidates causes, or merely appears to have caused, personal injury or death. We will face an even greater risk of product liability if we receive marketing approval for and commercialize any of our product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against us by consumers, healthcare providers or others using, administering or selling our products.

Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. For instance, product liability claims may result in:

•	loss of revenue from decreased demand for our products and/or product candidates;

•	impairment of our business reputation or financial stability;

•	incurred costs and time of related litigation;

•	substantial monetary awards to patients or other claimants, and loss of revenue;

•	diversion of management attention;

•	withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;

•	the inability to commercialize our product candidates;

•	significant negative media attention;

•	decrease in our stock price;

•	initiation of investigations, and enforcement actions by regulators; and/or

•	product recalls, withdrawals, revocation of approvals, or labeling, marketing or promotional restrictions.

In connection with our development of a product candidate for COVID-19, because the product may be developed under an emergency declaration, we may be eligible for limited liability protection under the Public Readiness and Emergency Preparedness Act, or PREP Act. The PREP Act provides limited immunity for manufacturers from claims for losses arising out of the administration or use of a “covered countermeasure.” However, the PREP Act does not provide complete immunity as injured persons may still bring a suit for “willful misconduct” under some circumstances. The PREP Act also does not provide immunity against federal enforcement actions or claims under federal law for equitable relief. “Covered countermeasures” include “qualified pandemic or epidemic products”, such as those for COVID-19. For these immunities to apply, the Secretary of the U.S. Department of Health and Human Services, or HHS, must issue a declaration of a public health emergency, as was done for COVID-19. To be covered by PREP Act immunity, activities and products must further meet the criteria set forth in the HHS declaration of immunity from liability, and the therapeutic must be authorized by the FDA, or authorized for investigational or emergency use for the applicable emergency. The federal government has continuously revised its PREP Act declaration and has provided multiple advisory opinions regarding its interpretation of the PREP Act declarations throughout the COVID-19 pandemic. Accordingly, interpretation of the scope of the PREP Act may change. Additionally, the PREP Act may not provide adequate coverage or immunity for all potential claims related to our COVID-19 product candidate.

If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities or be required to limit development or commercialization of our products or product candidates. Although we maintain product liability and clinical trial insurance coverage, it may be inadequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage when we begin clinical trials and if we successfully commercialize any medicine. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

We are subject to extensive and costly governmental regulation.

We, our contractors, and our product candidates are and will continue to be subject to extensive and ongoing compliance requirements and oversight by the FDA and other regulatory authorities. We and our contracts or collaborators, could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with regulatory requirements. Failure to comply with the applicable regulatory requirements or discovery or unexpected issues with our product candidates may result in:

•	restrictions on the study of, or manufacturing, distribution, or marketing of products or product candidates;

•	restrictions on the labeling, including restrictions on the indication or approved patient population, and required additional warnings, such as black box warnings, contraindications, and precautions;

•	modifications to promotional pieces;

•	issuance of corrective information;

•	requirements to conduct post-marketing studies or other clinical trials;

•	clinical holds or termination of clinical trials;

•	requirements to establish or modify a REMS or a comparable foreign authority may require that we establish or modify a similar strategy;

•	changes to the way the product is administered;

•	liability for harm caused to patients or subjects;

•	reputational harm;

•	the product becoming less competitive;

•	warning or untitled letters;

•	suspension of marketing or withdrawal of the products from the market;

•	regulatory authority issuance of safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about the product;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention;

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FDA debarment, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from federal healthcare programs, consent decrees, or corporate integrity agreements; or

•	injunctions or the imposition of civil or criminal penalties, including imprisonment.

Any of these events could prevent us from conducting the necessary studies, obtaining regulatory approval, or achieving or maintaining market acceptance of the particular product candidate. These could also substantially increase the costs and expenses of developing and commercializing such product, which in turn could delay or prevent us from generating significant revenues from its sale. Any of these events could further have other material and adverse effects on our operations and business and could adversely impact our stock price and could significantly harm our business, financial condition, results of operations, and prospects.

Risks Related to Our Business, Industry and Future Commercialization

If any product candidate that we successfully develop does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from their sales will be limited.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Market acceptance of our products by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond our control, including:

•	the efficacy of our products and the prevalence and severity of any adverse events;

•	any potential advantages or disadvantages when compared to alternative treatments;

•	interactions of our products with other medicines patients are taking and any restrictions on the use of our products together with other medications;

•	the clinical indications for which the products are approved and the approved claims that we may make for the products;

•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;

•	changes in the standard of care for the targeted indications for such product candidates, which could reduce the marketing impact of any claims that we could make following approval, if obtained;

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the safety, efficacy, and other potential advantages over alternative treatments, such as relative convenience and ease of administration of such products, and the availability of alternative treatments already used or that may later be approved;

•	cost of treatment versus economic and clinical benefit in relation to alternative treatments or therapies;

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the availability of formulary coverage and adequate coverage or reimbursement by third-parties, such as insurance companies and other healthcare payors, and by U.S. and international government healthcare programs, including Medicaid and Medicare;

•	the price concessions required by third-party payors and government health care programs to obtain coverage and payment;

•	the extent and strength of our marketing and distribution of such products;

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distribution and use restrictions imposed by the FDA and equivalent foreign regulatory authorities with respect to such products or to which we agree, for instance, as part of a REMS or voluntary risk management plan;

•	the timing of market introduction of such products, as well as competitive products;

•	our ability to offer such products for sale at competitive prices;

•	our ability to offer programs to facilitate market acceptance and insurance coverage from public and private insurance companies, provide patient assistance, and transition patient coverage;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the extent and strength of our third-party manufacturer and supplier support;

•	the approval of other new products, including biosimilar products that may be priced at a substantially lower price than we expect to offer our product candidates for, if approved;

•	adverse publicity about the product or favorable publicity about competitive products;

•	the success of any efforts to educate the medical community and third-party payors regarding our products, which efforts may require significant resources and may not be successful; and

•	potential product liability claims.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate sufficient revenue from these products and may not become or remain profitable.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have limited experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved medicine for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities with our collaborators for, some of our current and future product candidates if and when they are approved.

There are risks involved with both establishing and managing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to physicians to discuss our products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors, and to secure adequate coverage;

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reduced realization on government sales from mandatory discounts, rebates and fees, and from price concessions to private health plans and pharmacy benefit managers necessitated by competition for access to managed formularies;

•	the clinical indications for which the products are approved and the claims that we may make for the products, as well as any limitations on use or warnings;

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the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions, and any liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	restricted or closed distribution channels that make it difficult to distribute our products to different segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenues or the profitability of these product revenues to us may be lower than if we were to market and sell any product we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our products or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing any products we may develop.

We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop.

The development and commercialization of new therapeutic biologics is highly competitive. Moreover, the immunotherapy field is characterized by rapidly changing technologies, significant competition, and a strong emphasis on intellectual property. We will likely face competition with respect to any product candidates that we may seek to develop or commercialize in the future from numerous pharmaceutical and biotechnology organizations, as well as from academic institutions, government agencies and other public and private research organizations for our current and future product candidates. Our commercial success will be reduced or eliminated if our competitors develop products that are safer, more effective or less costly than ours.

A number of well-resourced pharmaceutical and biotechnology companies with established relationships with patient organizations are developing products to inhibit RAS mutated cancers. These products, as well as marketing campaigns by competitors and clinical trial results with competitive products, could significantly diminish our ability to market and sell ELI-002 for RAS mutated cancers, if approved. For example, Amgen Inc., or Amgen, Mirati Therapeutics, Inc., or Mirati, and Revolution Medicines, Inc., among others, have developed small molecule therapies for the treatment of KRAS mutated cancer including G12C and other alleles. Other companies in the immunotherapy and cancer vaccine sector include BioNTech SE, Gilead Sciences Inc., Novartis International AG, Gritstone Oncology, Inc., Moderna, Inc., or Moderna, Roche Holding Ltd./Genentech, Inc., Merck & Co., Inc., or Merck, Bristol Myers Squibb Co., and AstraZeneca Plc. Closest in mechanism to ELI-002 is the Moderna/Merck mRNA-5671 cancer vaccine, which is currently in Phase 1 clinical development. While many of these programs are in preclinical stages or Phase 1 clinical trials, Amgen and Mirati have product candidates that are further along in development. Although ELI-002 is being evaluated as an earlier line of therapy (before metastatic disease can be observed on radiographs), it may compete with existing and new therapies that may be approved in the future.

Many of our current or potential competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize product candidates that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than the product candidates we may develop or that would render any of our product candidates obsolete or non-competitive. Our competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Our commercial opportunity may also be reduced or limited if we or our partners are unable to scale up the manufacture of our product candidates to meet clinical or commercial requirements. ELI-002 is comprised of eight active pharmaceutical ingredients, with peptides and nucleotides with a lipid modification. The compositions we seek to develop may exhibit poor pharmaceutical properties, and formulation, purification and stable storage could be challenging.

In addition, we could face litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of competitive products could limit the demand and the price we are able to charge for our products. Further, intellectual property protection for the amphiphile components of our product candidates is dynamic and rapidly evolving. The scope of intellectual property protection for the Amphiphile platform may be limited, and our commercial opportunity may be reduced or limited if our competitors are able to acquire or develop the same or similar technologies.

Corporate and academic collaborators may take actions to delay, prevent, or undermine the success of our products.

Our operating and financial strategy for the development, clinical testing, manufacture, and commercialization of product candidates is heavily dependent on our entering into collaborations with corporations, academic institutions, licensors, licensees, and other parties and we may not be successful in establishing such collaborations. Some of our existing collaborations are, and future collaborations may be, terminable at the sole discretion of the collaborator. Replacement collaborators might not be available on attractive terms, or at all. The activities of any collaborator will not be within our control and may not be within our power to influence. Any collaborators may not perform their obligations to our satisfaction, or at all, we may not derive any revenue or profits from such collaborations, and any collaborators may ultimately compete with us. If any collaboration is not pursued, we may require substantially greater capital to undertake development and marketing of our proposed products and may not be able to develop and market such products effectively, if at all. In addition, a lack of development and marketing collaborations may lead to significant delays in introducing proposed products into certain markets and/or reduced sales of proposed products in such markets.

Data provided by collaborators and others upon which we rely that has not been independently verified could turn out to be false, misleading, or incomplete.

We rely on third-party vendors, scientists and collaborators to provide us with significant data and other information related to our projects, clinical trials and our business. If such third parties provide inaccurate, misleading or incomplete data, our business, prospects and results of operations could be materially adversely affected.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern pricing, and reimbursement for new medicines vary widely from country to country. Outside the United States, some countries require approval of the sale price of a medicine before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay or might even prevent our commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates we may develop, even if any such product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government authorities or healthcare programs, private health plans, and other organizations. Government authorities and third-party payors, such as private health plans, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are challenging the prices charged for medical products and requiring that drug companies provide them with predetermined discounts from list prices. Novel medical products, if covered at all, may be subject to enhanced utilization management controls designed to ensure that the products are used only when medically necessary. Such utilization management controls may discourage the prescription or use of a medical product by increasing the administrative burden associated with its prescription or creating coverage uncertainties for prescribers and patients. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining reimbursement for newly approved product candidates, and coverage may be more limited than the purposes for which the product candidate is approved by the FDA or other regulatory authorities. Moreover, eligibility for reimbursement does not imply that any product candidate will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new product candidates, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product candidate and reimbursement in the clinical setting in which it is used may be based on reimbursement levels already set for lower cost therapies or medicines and may be incorporated into existing payments for other services. Net prices for product candidates may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved product candidates we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize medicines, and our overall financial condition.

If the market opportunities for any of our product candidates are smaller than we believe they are, our potential revenues may be adversely affected, and our business may suffer.

We focus certain research and product development pipelines and our product candidates on lymph node-directed immunotherapies for cancer and infectious diseases. ELI-002 is a KRAS therapeutic vaccine in clinical development for the potential treatment of several cancer types with KRAS mutations. ELI-002 targets six position 12 and one position 13 KRAS mutations, representing approximately 25% of tumors. Our Phase 1/2 clinical trial for ELI-002 (AMPLIFY-201) will focus on pancreatic cancer, colorectal cancer, non-small cell lung cancer, ovarian cancer and bile duct cancer.

While we believe that the cancer types to be included in our early-stage clinical trials have a large KRAS mutation positive patient population in the United States, our understanding of both the number of patients who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. By example, because some of the cancer indications that we are targeting are rare, certain estimates are based upon studies with small patient populations. Moreover, because our product candidates, such as ELI-002 targets specific positions on a mutation, not all patients with the mutation will be treatment candidates. As a result, the number of patients in the United States may turn out to be lower than expected, may not be otherwise eligible for treatment with ELI-002, or patients may become increasingly difficult to identify and access for clinical trials, all of which could adversely affect our business, financial condition, results of operations and prospects.

If we or any CMOs and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any CMOs and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies (under which we currently have an aggregate of approximately $5.0 million in coverage) specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws, regulations, and permitting requirements. These current or future laws, regulations, and permitting requirements may impair our research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions or business disruptions, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any CMOs and suppliers we engage will also be subject to these and other environmental, health, and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our technologies are novel, and any product candidates we develop may be complex and difficult to manufacture on a clinical or commercial scale. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development or commercialization programs, limit the supply of our product candidates we may develop, or otherwise harm our business.

Our AMP platform is novel, and the manufacture of products on the basis of our platform is untested at a large scale. Any current and future product candidates will likely require processing steps that are more complex than those required for most chemical pharmaceuticals. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory, or potentially delay progression of our regulatory filings. Even if we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. If we or our contract manufacturers are unable to scale our manufacturing at the same levels of quality and efficiency, we may not be able to supply the required number of doses for clinical trials or commercial supply, and our business could be harmed.

As product candidates proceed through preclinical studies to clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are tested and then altered along the way in an effort to optimize processes and results. We plan to transform our current version of ELI-002, with two peptides (ELI-002-2P), to a future version of ELI-002, with seven peptides (ELI-002-7P), as part of our product development activities. Any such changes could cause any product candidates we may develop to perform differently and affect the results of clinical trials conducted with the materials manufactured using altered processes. Such changes may also require a new IND to be filed for ELI-002-7P, additional testing, FDA notification, and FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue. For instance, the FDA may require that we conduct a comparability study that evaluates the potential differences in the product candidate resulting from the change. Delays in designing and completing such a study to the satisfaction of the FDA could delay or preclude our development and commercialization plans, and the regulatory approval of our product candidates. Any of the foregoing could limit our future revenues and growth. Any changes would also require that we devote time and resources to manufacturing development and would also likely require additional testing and regulatory actions on our part, which may delay the development of our product candidates.

In addition, the FDA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, a regulatory authority may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability of encapsulation, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations, and prospects.

We also may encounter problems hiring and retaining the experienced scientific, quality control, and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

The manufacture of biopharmaceutical products is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. For example, given the aseptic controls required for the manufacture of our product candidates, if contaminants are discovered in our supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any such contamination could materially harm our ability to produce product candidates on schedule and could delay our development programs and results of operations and cause reputational damage. We cannot assure that any such issues relating to the manufacture of ELI-002 or any other product candidate will not occur in the future or that significant delays would not occur as a result of any such issue.

ELI-002 drug substances and drug products are supplied by single third-party manufacturers at present. Any problems in our manufacturing process or the facilities with which we contract to make, store or ship our product candidates or any problems caused by us, our vendors or other factors not in our control could result in the loss of usable product or prevent or delay the delivery of product candidates to patients in our clinical trials, including AMPLIFY-201. Any such loss or delay could materially delay our development timelines and harm our business, financial condition and results of operations. Such losses or delays could also make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems with third-party manufacturing processes or facilities also could restrict our ability to ensure sufficient clinical material for any clinical trials we may be conducting or are planning to conduct and meet market demand for any product candidates we develop and commercialize.

This offering may limit our ability to use some or all of our net operating loss carryforwards in the future.

The ultimate realization of our deferred income tax assets is dependent upon generating future taxable income. We have recorded a full valuation allowance against our deferred income tax assets. The valuation allowance may fluctuate as conditions change. Our ability to utilize net operating loss carryforwards to offset our future taxable income and/or to recover previously paid taxes would be limited if we were to undergo an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned by “5-percent stockholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such “5-percent stockholders” at any time over the testing period. An ownership change under Section 382 of the Code would establish an annual limitation to the amount of NOLs we could utilize to offset our taxable income in any single year. The application of these limitations might prevent full utilization of the deferred tax assets attributable to our net operating loss carryforwards.

This offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. We have not completed a Section 382 analysis, and therefore, there can be no assurances that our net operating loss carryforwards are not already limited. Even if this offering does not cause an ownership change, we may experience one as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it could harm our future operating results by effectively increasing our future tax obligations.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We carry insurance for most categories of risk that our business may encounter; however, we may not have adequate levels of coverage. We currently maintain general liability, property, workers’ compensation, products liability and directors’ and officers’ insurance, along with an umbrella policy. We may not be able to maintain existing insurance at current or adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to Our Intellectual Property

Our success will depend upon intellectual property and proprietary technologies, and we may be unable to protect our intellectual property.

Our success will depend, in large part, on obtaining and maintaining patent protection and trade secret protection for our product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. If we or our licensors fail to appropriately prosecute and maintain patent protection for our product candidates, our ability to develop and commercialize these product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	patent applications may not result in any patents being issued;

•

patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide barriers to entry or any competitive advantage;

•

because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing or eliminating any advantage of the patent;

•

our competitors, many of which have substantially greater resources than we or our partners do, and many of which have made significant investments in competing technologies, may seek, or may already have sought or obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products;

•

there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop, and market competing products; and

•	we may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

In addition to patents, we also rely on trade secrets and proprietary know-how. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. We may become subject to claims that we or consultants, advisors or independent contractors that we may engage to assist us in developing our product candidates have wrongfully or inadvertently disclosed to us or used trade secrets or other proprietary information of their former employers or their other clients.

We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.

We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets against unauthorized use. In so doing, we may place our intellectual property at risk of being invalidated, rendered unenforceable, or limited or narrowed in scope such that it may no longer be used to adequately prevent the manufacture and sale of competitive product. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office, or the USPTO, may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge the inventorship, ownership, claim scope, or validity of our patent applications. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information or trade secrets could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We have rights in some intellectual property that has been discovered through government funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry.

We have rights in some intellectual property that has been discovered through government funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements, and limit our ability to contract with non-U.S. manufacturers. Some of the intellectual property rights in-licensed to us have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. For example, all of the intellectual property rights licensed to us under our license agreement with the Massachusetts Institute of Technology, or MIT, have been generated using U.S. government funds. As a result, the U.S. government has certain rights to intellectual property embodied in our current or future products pursuant to the Bayh-Dole Act of 1980. These U.S. government rights in certain inventions developed under government-funded programs include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we fail, or the applicable licensor fails, to disclose the invention to the government, elect title, and file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under government funded programs is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the U.S. This requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that, under the circumstances, domestic manufacture is not commercially feasible. This preference for U.S. manufacturing may limit our ability to license the applicable patent rights on an exclusive basis under certain circumstances.

If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh-Dole Act. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. Any exercise by the government of certain of its rights could harm our competitive position, business, financial condition, results of operations and prospects.

We are substantially dependent on patents we license from MIT, and if such licensed patent rights lack legal effect or if a dispute arises under such license agreement and our licensed rights are narrowed or this license is terminated, that could cause significant impairment to our ability to develop and commercialize certain of our product candidates.

Our business is substantially dependent upon technology licensed from MIT. Pursuant to our license agreement with MIT, we were granted an exclusive, worldwide license, including the right to sublicense, under patents and patent applications owned by MIT related to the “Amphiphile” technology for the diagnosis, treatment or prevention of diseases. The patent rights licensed from MIT cover products in development by the Company for all of its current lead programs in tumor indications where mutant KRAS, rearranged ALK, or expression of human papillomavirus proteins are a driver of disease, as well as programs using CpG as an adjuvant for immune activation. Therefore, our ability to develop and commercialize several of our product candidates, including ELI-002 and ELI-004, is substantially dependent on the legal effectiveness of the MIT patent rights licensed under this agreement and continuation of this agreement. MIT has the right to control the preparation, filing and prosecution of the patent applications, and to maintain the patents, covering the patent rights we licensed from MIT under this license agreement. Therefore, we cannot be certain that these patents and patent applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of our business. If MIT fails to maintain such patents, or loses rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our products that are the subject of such licensed patent rights could be adversely affected, and we may not be able to prevent competitors from making, using or selling competing products. MIT also has the right to control defense of any claims asserting the invalidity of these licensed patent rights and, even if we are permitted to pursue such defense, we cannot ensure the cooperation of MIT. We cannot be certain that MIT will allocate sufficient resources or prioritize their or our enforcement of such patent rights or their defense of such claims to protect our interests in the licensed patent rights. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, although we have the right to control enforcement of the licensed patents, we may be adversely affected or prejudiced by actions or inactions of MIT and their counsel that took place prior to or after our assuming control.

The license agreement with MIT is complex, and certain provisions in this license agreement may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow or eliminate what we believe to be the scope of our rights to the licensed patent rights or increase what we believe to be our financial or other obligations under the license agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we or our partners are sued for infringing on the intellectual property rights of third parties, it could be costly and time-consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on our business.

Our success also depends upon our ability and the ability of any of our future collaborators to develop, manufacture, market and sell our product candidates without infringing on the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing products, some of which may be directed at claims that overlap with the subject matter of our intellectual property. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe upon. Similarly, there may be issued patents relevant to our product candidates of which we are not aware.

In addition, third parties may sue us for infringing on their patents. Even if we are successful in defending any claims of infringement, the defense of such claims may be costly and present a time-consuming distraction. In the event of a successful claim of infringement against us, we may be required to:

•	pay substantial damages;

•	stop using our technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and/or

•	obtain one or more licenses from third parties.

If required, we cannot assure you that we will be able to obtain such licenses on acceptable terms, or at all. If we are sued for infringement, we could encounter substantial delays in the development, manufacture and commercialization of our product candidates. Any litigation, whether to enforce our patent rights or to defend against allegations that we infringed on third-party rights, could be costly, time-consuming, and may distract management from other important tasks.

As is commonplace in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research endeavors which are similar to those which they were involved in at their former employers, we may be subject to claims that such employees and/or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of such former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs, be a distraction to management and ultimately have a material adverse effect on us, even if we are successful in defending such claims.

The biotechnology and pharmaceutical industries have experienced substantial litigation and other proceedings concerning intellectual property rights, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which could be uncertain and may prevent, delay or otherwise interfere with our product discovery and development efforts.

Our commercial success depends upon our ability and the ability of our collaborators and licensors to develop, manufacture, market, and sell ELI-002, ELI-004 and other Amphiphile immunotherapies. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation concerning intellectual property rights with respect to our Amphiphile platform and any product candidates we may develop, including interference proceedings, post-grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office, or EPO. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates and infringement claims may be asserted against us or our partners based on existing patents or patents that may be granted in the future, regardless of their merit.

As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our Amphiphile platform and product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of therapies, products or their methods of use or manufacture. As with many technology-based products, there may be third-party patent applications that, if issued, may be construed to cover components of our Amphiphile platform and product candidates. There may also be third-party patents of which we are currently unaware with claims to our technologies, compositions, methods of manufacture or methods of use.

Because of the large number of patents issued and patent applications filed in our fields, third parties may allege they have patent rights encompassing our product candidates, technologies or methods. Third parties may assert that we are employing their proprietary technology without authorization and may file patent infringement claims or lawsuits against us, and if we are found to be infringing on any such third-party patents, we may be required to pay damages, cease commercialization of the infringing technology, or obtain a license from such third party, which may not be available on commercially reasonable terms or at all.

Our ability to commercialize our product candidates in the United States and abroad may be adversely affected if we cannot successfully defend infringement claims, or obtain a license on commercially reasonable terms to relevant third-party patents that cover our product candidates. Even if we believe third-party intellectual property claims are without merit, there can be no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid and enforceable and have been infringed upon, which could materially and adversely affect our ability to commercialize ELI-002 or any other product candidates and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claims, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to be infringing on a third party’s intellectual property rights, and we are unsuccessful in demonstrating that any such patents are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, and marketing ELI-002 or any other product candidates and our technologies. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our Amphiphile platform or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. We also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidates. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed on a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

The defense of third-party claims of infringement, misappropriation, or violation of intellectual property rights often involves substantial litigation expense and could be a substantial diversion of management and employee time and resources from our business. Some third parties may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, this could have a substantial adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. For our in-licensed patents and patent applications, we generally rely on our licensors to pay these fees due to U.S. and non-U.S. patent agencies; however, we reimburse MIT for these fees as required by our license agreement with MIT. For our owned patent applications, we rely on our outside patent counsel in the United States and foreign countries to monitor these deadlines and to pay these fees when so instructed.

The USPTO and foreign patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions, such as the requirement to disclose known prior art, during the patent application process. We depend on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property, and for our owned patent applications, we engage counsel and other professionals to help us comply with these requirements. While certain inadvertent lapses can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in a partial or complete loss of patent rights in the relevant jurisdiction. Were a non-compliance event to occur, our competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technologies and product candidates.

As is the case with other biotech and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and are therefore costly, time-consuming and inherently uncertain.

Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned from a “first to invent” to a “first-to-file” patent system. Under a “first-to-file” system, assuming that other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on an invention regardless of whether another inventor had made the invention earlier. A third party that filed a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our technologies or product candidates or invent any of the inventions claimed in our or our licensor’s patents or patent applications. The America Invents Act also includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, allowing third-party submission of prior art and establishing a new post-grant review system, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party in a district court action. The ultimate impact of these changes is currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act, and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the America Invents Act and new regulations to the specific patents discussed in this filing has not been determined and would need to be reviewed. Collectively, these changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions including patent term extension, or PTE, and patent term adjustment, or PTA, may be available, but the lives of such extensions, and the protections they afford, are limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilars and generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to seeking patents for our technologies and product candidates, we also rely on trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our know-how and other confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements generally provide that all confidential information concerning our business or financial affairs developed by or made known to an individual or entity during the course of that party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In the case of consultants and other third-party service providers, the agreements provide us with certain rights to all inventions arising from the services provided to us by those individuals or entities. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technologies and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. We may not be able to obtain adequate remedies for any breaches of such agreements. Ultimately, enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, our trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

In addition, courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume significant amounts of our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that our employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may then be involved in litigation proceedings to defend against these claims. If we fail in defending against any such claims, in addition to potentially paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. Ultimately, any such litigation could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately engage in such litigation. For example, some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. However, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversions of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, any proprietary name we propose to use with any product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	any of our current and future product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;

•

others may be able to make immunotherapies that are similar to any of our current and future product candidates or utilize lymph node targeting technology but that are not covered by the claims of the patents that we license or may own in the future;

•

we, or our licensors or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future, potentially resulting in the invalidation of such patents or refusal of such applications;

•	we, or our licensors or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•

we, or our licensors or current or future collaborators, may fail to meet our obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our owned or licensed intellectual property rights;

•	it is possible that our pending, owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

•	it is possible that there are prior public disclosures that could invalidate our owned or in-licensed patents, or parts of our owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that we hold rights to may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by our competitors;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•	the laws of foreign countries may not protect our proprietary rights or the proprietary rights of our licensors or current or future collaborators to the same extent as the laws of the United States;

•

the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•

we have engaged in scientific collaborations in the past and we intend to continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies that are patentable;

•	any product candidates we develop may be covered by third-party patents or other exclusive rights;

•	the patents of others may prohibit or otherwise harm our business; or

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Regulatory and Compliance Matters

Our relationships with healthcare providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Physicians, other healthcare providers and third-party payors will play a primary role in the recommendation and prescription of ELI-002 or any other product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, as further described in the section of this prospectus titled “Government Regulation and Product Approval - Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations”, that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our medicines for which we obtain marketing approval.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Given the breadth of the laws and regulations, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, governmental authorities may possibly conclude that our business practices may not comply with such laws and regulations. If our operations are found to be in violation of any applicable laws or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, debarment from federal or state procurement and nonprocurement programs, imprisonment, and the curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition, results of operations, and prospects.

Healthcare and other reform legislation may increase the difficulty and cost for us and any collaborators we may have to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that we may develop, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Although we cannot predict what healthcare or other reform efforts will be successful, such efforts may result in more rigorous coverage criteria, in additional downward pressure on the price that we, or our future collaborators, may receive for any approved products or in other consequences that may adversely affect our ability to achieve or maintain profitability.

In the United States, the federal government and individual states have aggressively pursued healthcare reform, as evidenced by the passing of the ACA and the ongoing efforts to modify or repeal that legislation. The ACA substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that affect coverage and reimbursement of drug products, that could potentially reduce the demand for pharmaceutical products, and/or reduce the profitability of our products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Other aspects of healthcare reform, such as expanded government enforcement authority and heightened standards that could increase compliance-related costs, could also affect our business. There are, and may continue to be, judicial challenges. See “Government Regulation— Coverage and Reimbursement Generally.” We cannot predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts. There can be no assurance that federal or state health care reform will not adversely affect our future business and financial results, and we cannot predict how future federal or state legislative, judicial or administrative changes relating to healthcare reform will affect our business.

Federal and state governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, addition or expansion of inflation penalties, negotiation for payment of supplemental rebates, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The private sector has also sought to control healthcare costs by limiting coverage or reimbursement or requiring discounts and rebates on products. We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures could significantly decrease the available coverage and the price we might establish for our products, which could have an adverse effect on our net revenues and operating results.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations for biological products will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval and decision-making processes may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants, and commercial partners, and, our principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA or other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations, and prospects, including the imposition of significant fines or other sanctions.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and require us to develop and implement costly compliance programs.

We are subject to numerous laws and regulations in each jurisdiction outside the United States in which we operate. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Similarly, the U.K. Bribery Act 2010 has extra-territorial effect for companies and individuals having a connection with the United Kingdom. The U.K. Bribery Act prohibits inducements both to public officials and private individuals and organizations. Compliance with the FCPA and the U.K. Bribery Act is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our business outside of the United States, we will be required to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violations of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. A conviction under the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices could have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the U.S. and EU. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. We cannot be sure how these evolving laws and regulations will be interpreted, enforced or applied to our operations. Failure to comply with any of these laws and regulations could result in contractual liabilities as well as enforcement action against us. As a result, we could be subject to fines, claims for damages by affected individuals, negative publicity, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Even if we are determined to have not violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects. Applicable privacy laws and court decisions in the EU could also impact our ability to transfer personal data internationally.

Within the United States, there are numerous federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to Health Insurance Portability and Accountability Act, or HIPAA, establish privacy and security standards that limit the use and disclosure of personally identifiable health information, or protected health information, or PHI. We have initiated our Phase 1/2 clinical trial for ELI-002 (AMPLIFY-201) in the United States, and data collected from patients enrolled in this study may be subject to HIPAA. These HIPAA standards impose rigorous privacy protections for PHI and require the implementation of administrative, physical and technical safeguards to safeguard the security of electronic protected health information. Our clinical trials may also be required to comply the Federal Policy for the Protection of Human Subjects, also known as the Common Rule, good clinical practice guidelines issued by the International Council for Harmonisation, and human subject protection requirements of the U.S. Food and Drug Administration. Determining whether protected information has been handled in compliance with the various applicable requirements and our contractual obligations can be complex and may be subject to changing interpretation.

Additionally, the California Consumer Privacy Act, or the CCPA, became effective on January 1, 2020 with enforcement beginning July 1, 2020. The CCPA imposes stringent data privacy and data protection requirements for the data of California residents. Among other things, it requires covered companies to provide new disclosures to California consumers and afford such consumers new data protection rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The effects of this legislation are potentially far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. State consumer privacy laws continue to evolve at a rapid pace. In 2023, the California Privacy Rights Act, or the CPRA, will enhance the privacy the CCPA’s privacy protections and the Virginia Consumer Data Protection Act will introduce new privacy protections in that state similar to the CCPA.

Data privacy regulations and data privacy remain an evolving landscape at both the domestic and international level, with new regulations coming into effect, such as the CCPA and CPRA, and continued legal challenges, and our efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. We must devote significant resources to understanding and complying with this changing landscape and such changes may require ongoing modifications to our policies, procedures and systems.

Risks Related to Employee and Operations Matters, Managing Growth and Information Technology

A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business and our financial results and could cause a disruption to the development or supply of ELI-002 or any other product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Notably, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, has spread to most countries across the world, including all 50 states within the United States. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which COVID-19 impacts our operations or those of our collaborators will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the virus and the actions to contain it or treat its impact, among others.

The continued spread of COVID-19 globally could adversely impact any preclinical or clinical trial operations in the United States and Europe, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biotechnology companies, we have experienced, and may in the future experience, delays in initiating IND-enabling studies, delays in manufacturing, protocol deviations, enrolling patients in clinical trials and dosing patients in clinical trials, as well as in activating trial sites. The COVID-19 pandemic may also result in the need to suspend enrollment in clinical studies, subject withdrawals, postponement of planned clinical or preclinical studies, redirection of site resources from studies, study modification, suspension, or termination, the introduction of remote study procedures and modified informed consent procedures, study site changes, direct delivery of investigational products to patient homes requiring state licensing, study deviations or noncompliance, and changes or delays in site monitoring. The foregoing may require that we consult with relevant review and ethics committees, IRBs, and the FDA. The foregoing may also impact the integrity of our study data. The effects of the COVID-19 pandemic may also increase the need for clinical trial patient monitoring and regulatory reporting of adverse effects. The pandemic could further impact our ability to interact with the FDA or other regulatory authorities, and may result in delays in the conduct of inspections or review of pending applications or submissions. For example, the FDA may delay pre-approval inspections, or PAIs. After generally suspending in-person inspections due to COVID-19, the FDA announced it would resume domestic facility inspections, although the agency continues its general suspension of foreign facility inspections. Foreign inspections deemed “mission-critical”, however, may be considered on a case-by-case basis. Due to the potential impact of the COVID-19 outbreak on clinical trials, drug development, and manufacturing, FDA issued guidance concerning how sponsors and investigators may address these challenges. The FDA has also issued guidance on the development of products to treat COVID-19. Guidance and decision-making around product development, manufacturing activities, and facility inspections by the FDA (including PAIs), as impacted by COVID-19, continues to evolve.

In addition, the patient populations that ELI-002 or any other product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for us to identify patients able to enroll in our current and future clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact the COVID-19 pandemic has on patient enrollment or treatment or the execution of ELI-002 or any other product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results. Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which could be adversely affected by global health matters, such as pandemics. We plan to conduct clinical trials for ELI-002 and any other product candidates in geographies which are currently being affected by the COVID-19 pandemic. Some factors related to COVID-19 that will delay or otherwise adversely affect future enrollment in the clinical trials of ELI-002 or any other product candidates, as well as our business generally, include:

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or cause us to discontinue such clinical trials altogether;

•	refusal of the FDA or other regulatory authorities to accept data from clinical trials gathered in affected geographies;

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the risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•

the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our prospective clinical trials;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, which could be adversely impacted by government-imposed travel restrictions or quarantines, and face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of our prospective clinical trials;

•	the potential negative effect on the operations of our third-party manufacturers;

•	interruptions in global shipping affecting the transport of clinical trial materials, such as patient samples, conditioning drugs and other supplies used in our prospective clinical trials; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact our business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The COVID-19 pandemic has also impacted, and may continue to impact, our third-party suppliers and manufacturers, including through the effects of facility closures, reductions in operating hours, staggered shifts and other social distancing efforts, labor shortages, decreased productivity and the unavailability of materials or components. While we maintain an inventory of materials used to conduct our research and development activities, a prolonged pandemic could lead to shortages in the raw materials necessary to manufacture our product candidates. Specifically, our IND process for ELI-002 has experienced delays in part as a result of the adverse impacts of COVID-19 experienced by our CMOs. If any of these third parties are adversely impacted by the COVID-19 pandemic or the restrictions resulting from the outbreak, if they cannot obtain the necessary supplies, or if such third parties need to prioritize other products or customers over us, including under the Defense Production Act, we may experience additional delays or disruptions in our supply chain, which could have a material and adverse impact on our business. CMOs may also need to implement measures and changes, or deviate from typical requirements because of the COVID-19 pandemic that may otherwise adversely impact our supply chains or the quality of the resulting products or supplies. Depending on the change, we may need to obtain FDA pre-approval or otherwise provide the FDA with a notification of the change.

We have taken temporary precautionary measures intended to help mitigate the risk of the virus to our employees, including temporarily requiring all office-based employees to work remotely, suspending all travel worldwide for our employees and in-person employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with the coronavirus or could continue to spread to additional countries.

The COVID-19 pandemic may additionally result in changes in laws and regulations. By example, in March 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which includes various provisions regarding FDA drug shortage reporting requirements, as well as provisions regarding supply chain security, such as risk management plan requirements, and the promotion of supply chain redundancy and domestic manufacturing. This and any future changes in law may require that we change our internal processes and procedures to ensure continued compliance.

Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on our business, financial condition, results of operation or prospects. Further, uncertainty around these and related issues could continue to adversely impact the economies of the United States and other countries, which could impact our ability to raise the necessary capital needed to develop and commercialize our product candidates.

Our future success depends on our ability to retain our Chief Executive Officer and other key executives and to attract, retain, and motivate qualified personnel.

We are highly dependent on Robert Connelly, our Chief Executive Officer, as well as the other principal members of our management and scientific teams. Mr. Connelly and such other principal members are employed “at will,” meaning we or they may terminate the employment relationship at any time. The loss of the services of any of these persons could impede the achievement of our research, development, and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing, business development, general and administrative and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors, including our scientific co-founder, may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The inability to recruit, or loss of services of certain executives, key employees, consultants, or advisors, may impede the progress of our research, development, and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

Over time we will need to hire additional qualified personnel with expertise in drug development, product registration, clinical, preclinical and nonclinical research, quality compliance, government regulation, formulation and manufacturing, financial matters and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and our search for such personnel may not be successful. Attracting and retaining qualified personnel will be critical to our success.

We expect to expand our development, regulatory, and future sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of March 31, 2021, we had 22 full-time employees and, in connection with the growth and advancement of our pipeline and becoming a public company, we expect to increase the number of our employees and the scope of our operations, particularly in the areas of product development, regulatory affairs, and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expected expansion of our operations or recruit and train additional qualified personnel. Moreover, the expected physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

As a growing biotechnology company, we are actively pursuing new platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and commercialize our product candidates, if approved, will depend in part on our ability to effectively manage the future development and expansion of our company.

Our internal computer systems, or those of our vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

Our internal computer systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants are vulnerable to damage, interruption or data theft from computer viruses, computer hackers, malicious code, employee theft or misuse, ransomware, social engineering (including phishing attacks), denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cybersecurity incidents, which may not be immediately or ever detected, are increasing in frequency and evolving in nature.

While we seek to protect our information technology systems from system failure, accident and security breach, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. In addition, in response to the ongoing COVID-19 pandemic, a majority of our workforce is currently working remotely. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruption.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our or our third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability including litigation exposure, penalties and fines, we could become the subject of regulatory actions or investigations, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Any of the above could have a material adverse effect on our business, financial condition, results of operations or prospects. While we maintain cyber-liability insurance (covering security and privacy matters), such insurance may not be adequate to cover any losses experienced as a result of a cybersecurity incident.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether a market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

You will incur immediate and substantial dilution as a result of this offering, and you may experience additional dilution upon the exercise of our outstanding stock options or warrants.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $                per share, representing the difference between the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of our preferred stock into common stock and the outstanding warrants to purchase shares of convertible preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering. Moreover, we issued options in the past that allow the holders to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2020, there were 7,575,086 shares subject to outstanding options with a weighted-average exercise price of $0.16 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. In addition, as of

December 31, 2020, we have 9,629,695 shares of common stock issuable upon exercise of outstanding warrants. If the holders of the warrants exercise their rights, you may experience additional dilution in the net tangible book value of your common stock.

Additionally, until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, government or private party grants, debt financings and license and collaboration agreements. We do not currently have any other committed external sources of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates, grant licenses on terms that may not be favorable to us or commit to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	the success of existing or new competitive product candidates or technologies;

•	the timing and results of preclinical studies for any product candidates that we may develop;

•	failure or discontinuation of any of our product development and research programs;

•

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

•	developments or changing views regarding the use of immunotherapies for cancer and infectious diseases;

•	commencement or termination of collaborations for our product development and research programs;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

•	the results of our efforts to develop additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry, and market conditions; and

•	other factors described in this “Risk Factors” section.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing such price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering and after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering, we will have                shares of common stock outstanding, or                 shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the shares of our common stock outstanding as of December 31, 2020. Of these shares, the                shares (or                shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining                shares are

currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of                 shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock) will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates we may develop.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, and possibly other restrictions.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates we may develop, or we may have to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, which will require annual management assessment of the effectiveness of our internal control over financial reporting.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our common stock price and make it more difficult for us to effectively market and sell our product candidates to customers.

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and we have provided only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq                  Market, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance. We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company and smaller reporting company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	Authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	Provide for a classified board of directors, with each director serving a staggered three-year term;

•	Prohibit our stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

•	Provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors;

•	Require advance written notice of stockholder proposals and director nominations; and

•	Require any action instituted against our officers or directors in connection with their service to the Company to be brought in the state of Delaware.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Upon the closing of this offering we will have outstanding a total of                shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

Our directors, executive officers and the holders of a majority of our outstanding equity securities have entered into lock-up agreements pertaining to this offering that will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in their sole discretion. After the lock-up agreements expire, these shares of common stock will be eligible for sale in the public market, unless held by directors, executive officers and other affiliates, in which case such shares will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2020 Omnibus Incentive Plan will increase as determined by our compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of                 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our organizational documents regarding exculpation and indemnification of our directors and officers may result in substantial expenditures by us and may discourage lawsuits against our directors and officers.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering will, to the maximum extent permissible under Delaware law, eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty. These provisions may discourage us, or our stockholders through derivative litigation, from bringing a lawsuit against any of our current or former directors or officers for any breaches of their fiduciary duties, even if such legal actions, if successful, might benefit us or our stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering will provide that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers for costs or damages incurred by them in connection with any threatened, pending, or completed action, suit, or proceeding brought against them by reason of their positions as directors and officers. We also intend to enter into indemnification agreements with each of our directors and executive officers. See “Certain Relationships and Related Party Transactions – Agreements with Directors and Officers – Indemnification Agreements.” Although we expect to purchase directors’ and officers’ insurance, these indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against our directors or officers.

General Risk Factors

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. See “A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business and our financial results and could cause a disruption to the development or supply of ELI-002 or any other product candidates.” A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

U.S. federal income tax reform could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, on March 27, 2020, former President Trump signed into law the

Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Additionally, on December 22, 2017, former President Trump signed into law the Tax Cuts and Jobs Act of 2017, which significantly reformed the Code. The TCJA included significant changes to corporate and individual taxation, some of which could adversely impact an investment in our common stock. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

•

our research and development programs and the initiation, timing, progress, results, and cost of our current and future preclinical and clinical studies, including statements regarding design of, and the timing of initiation and completion of, studies or trials and related preparatory work, the period during which the results of the trials will become available;

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates;

•	our success in early preclinical studies, which may not be indicative of results obtained in later studies or clinical trials;

•	the outbreak of the novel strain of coronavirus disease, COVID-19, which could adversely impact our business, including our preclinical studies and any future clinical trials;

•

the timing, scope, and likelihood of regulatory filings and approvals, including timing of Investigational New Drug applications and final approval by the U.S. Food and Drug Administration, or FDA, of our current product candidates and any other future product candidates, including our ability to maintain any such approvals;

•	our reliance on third parties to conduct additional clinical trials of our drug candidates, and for the manufacture of our drug candidates for preclinical studies and clinical trials;

•

our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to research, develop, manufacture, or commercialize our platform and drug candidates;

•	the pricing and reimbursement of our current product candidates and other product candidates we may develop, if approved;

•	the timing, scope, or likelihood of foreign regulatory filings and approvals, including our ability to maintain any such approvals;

•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•	our ability to identify viable new product candidates for clinical development and the rate at which we expect to identify such candidates by utilizing our Amphiphile platform;

•	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;

•	our ability to reduce the time or cost or increase the likelihood of success of our research and development relative to the traditional product candidate discovery paradigm;

•	the potential benefits of our product candidates;

•	our ability to identify patients with the diseases treated by our product candidates, and to enroll patients in clinical trials;

•	our estimates of the number of patients that we will enroll in our clinical trials and the timing of their enrollment;

•	the beneficial characteristics, safety, efficacy, and therapeutic effects of our drug candidates;

•	our plans relating to the further development of our drug candidates, including additional indications we may pursue;

•	our expectations regarding collaborations and other agreements with third parties and their potential benefits;

•	our ability to obtain, maintain and protect our intellectual property;

•	our reliance upon intellectual property licensed from third parties, including the intellectual property we license from MIT;

•	our ability to identify, recruit and retain key personnel;

•	our expected use of net proceeds from this offering and the sufficiency of such net proceeds, together with our cash and cash equivalents, to fund our operations;

•	our financial performance;

•	our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	our ability to raise substantial additional funding;

•	developments or projections relating to our competitors or our industry;

•	the impact of laws and regulations;

•	the adequacy of our insurance policies and the scope of their coverage;

•	the impact of any current or future litigation, which may arise during the ordinary course of business and be costly to defend;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•

other factors and assumptions described in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business”, and elsewhere in this prospectus.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, we are not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

MARKET AND INDUSTRY DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry publications and surveys. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus are inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the operation and expansion of our business and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments. Our ability to pay cash dividends on our common stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $                 million, or approximately $                million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that no change in the assumed initial public offering price per share, and after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering as follows:

•

approximately $                million to $                million to fund our ongoing Phase 1/2 clinical trial (AMPLIFY-201) to evaluate ELI-002, our lead product candidate, which includes ELI-004, our proprietary AMP-modified CpG adjuvant, as a treatment for KRAS-driven solid tumors following surgical resection;

•	approximately $ million to $ million for the development of our preclinical product candidates; and

•	the remainder for general working capital and administrative expenses, additional research and development expenses, and other general corporate purposes.

The expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds to be received upon the closing of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our development efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing instruments, U.S. government securities and money market funds.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and capitalization as of December 31, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into an aggregate of                 shares of our common stock, which will automatically occur upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of                shares of common stock in this offering at the initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus. You should also read this table together with the information contained in this prospectus, including “Use of Proceeds,” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma		Pro Forma As Adjusted
		(unaudited)
Cash and cash equivalents	$14,967,086	$		$

Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value; 5,000,000 shares authorized, issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	7,495,438		—		—
Series B convertible preferred stock, $0.001 par value; 82,512,218 shares authorized and 67,802,898 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	57,998,623		—		—
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 123,000,000 shares authorized, 14,049,091 shares issued and 13,061,715 shares outstanding actual; shares issued and shares outstanding, pro forma; and shares authorized, shares issued and shares outstanding, pro forma as adjusted	130,617
Note receivable	(210,253)
Additional paid-in capital	3,339,980
Accumulated deficit	(52,399,862)

Total stockholders’ deficit	(49,139,518)

Total capitalization	$16,354,543	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discount and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $                million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discount and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $                million after deducting underwriting discount and commissions and estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $                million after deducting underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering.

Our historical net tangible book value as of December 31, 2020 was approximately $16.4 million, or $1.25 per share of our common stock. Our historical net tangible book value represents our total tangible assets less our total liabilities. Net historical tangible book value per common share is our historical net tangible book value divided by the number of common shares outstanding as of December 31, 2020.

Our pro forma net tangible book value as of December 31, 2020 was approximately $                million, or $                per share of our common stock. Pro forma net tangible book value represents our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of                shares of our common stock, which will automatically occur upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of common shares outstanding as of December 31, 2020 after giving effect to the pro forma adjustments described above.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the issuance and sale of                shares of our common stock in this offering at an initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. Pro forma as adjusted net tangible book value per share represents pro forma as adjusted net tangible book value divided by the total number of common shares outstanding as of December 31, 2020, after giving effect to the pro forma adjustments and the offering described above. Our pro forma as adjusted net tangible book value as of December 31, 2020 was approximately $        million, or $                per share of our common stock. This amount represents an immediate increase in the pro forma adjusted net tangible book value of $                per share to existing stockholders and an immediate dilution of $                per share to new investors purchasing shares at the initial public offering price of $        per share.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$1.25
Increase per share attributable to pro forma adjustments described above

Pro forma net tangible book value per share at December 31, 2020 before this offering
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share at December 31, 2020 after giving effect to the offering

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately $                million, or approximately $        per share, and increase or decrease the dilution per share to investors participating in this offering by approximately

$                per share, assuming that the number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $        million, or $                per share, and decrease the dilution per share to investors participating in this offering by $        per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $        per share, the increase in pro forma net tangible book value per share would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2020, the differences between the number of shares of common stock purchased from us, the total consideration and the price per share paid by our existing stockholders and by investors participating in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
	Number	Percent %	Amount	Percent %	Average Price Per Share
Existing stockholders
New investors

Total		100%		100%

The share data in the table above is based on shares outstanding as of December 31, 2020 (assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of                shares of common stock upon the closing of this offering) and excludes:

•	7,575,086 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2020 with a weighted-average exercise price of $0.16 per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to December 31, 2020, with a weighted-average exercise price of $ per share;

•

            shares of common stock reserved for future issuance under the 2021 Plan, which will become effective upon the closing of this offering (including                shares of common stock reserved for issuance under our Prior Plan, which shares will be added to the 2021 Plan upon its effectiveness), as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2021 Plan; and

•	9,629,695 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020 with a weighted-average exercise price of $0.77 per share.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors by approximately $                million, assuming that the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase or decrease of 1.0 million in the number of shares of common stock offered by us would increase or decrease total consideration paid by new investors by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data. The statements of operations for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 have been derived from our consolidated audited financial statements included at the end of this prospectus. You should read this data together with our consolidated financial statements and related notes included at the end of this prospectus and the information in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and “Use of Proceeds.” Historical results are not indicative of results to be expected in the future.

	Year Ended December 31,
	2020	2019
Operating expenses
Research and development	$12,719,956	$9,544,079
General and administrative	3,001,128	2,798,268

Total operating expenses	15,721,084	12,342,347

Loss from operations	(15,721,084)	(12,342,347)
Other income	8,942	81,481

Net loss	$(15,712,142)	$(12,260,866)

Net loss per common share – basic and diluted(1)	$(1.46)	$(3.11)

Weighted-average number of shares used in computing net loss per common share – basic and diluted(1)	10,730,992	3,942,165

Pro forma net loss per share - basic and diluted (unaudited)(1)	$(0.23)

Pro forma weighted-average number of shares used in computing pro forma net loss per common share - basic and diluted (unaudited)(1)	69,043,821

(1)

See Note 10 to our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 appearing at the end of this prospectus for a description of how we compute basic and diluted net loss per share and basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of December 31,
	2020	2019
Balance Sheet Data:
Cash and cash equivalents	$14,967,086	$6,810,078
Total assets	19,662,181	8,835,655
Working capital (2)	12,145,443	5,505,918
Total liabilities	3,307,638	2,185,749
Convertible preferred stock	65,494,061	41,548,117
Accumulated deficit	(52,399,862)	(36,687,720)
Total stockholders’ deficit	(49,139,518)	(34,898,211)

(2)

We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included at the end of this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth at the end of this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward- looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-looking Statements and Industry Data.”

Overview

We are a clinical-stage biotechnology company developing a pipeline of novel immunotherapies for the treatment of cancer and other diseases. For therapies designed to engage the immune system to treat disease, it is critical to target activation at the unique location where adaptive immune responses are generated. Our proprietary Amphiphile, or AMP, platform delivers immunotherapeutics directly to the “brain center” of the immune system - the lymph nodes. We believe this site-specific delivery of disease-specific antigens, adjuvants, and other immunomodulators will more efficiently educate, activate, and amplify critical immune cells, resulting in induction and persistence of potent adaptive immunity required to treat many diseases. In preclinical models, we have observed lymph node specific engagement driving therapeutic immune responses of increased magnitude, function, and durability. We believe our AMP lymph node targeted approach will produce superior clinical benefits compared to immunotherapies that do not engage the lymph nodes.

Our operations have been financed primarily by aggregate net proceeds of $59.6 million from the issuance of convertible preferred stock, convertible notes and the exercise of stock options and common stock warrants. Since inception, we have had significant annual operating losses. Our net loss was $15.7 million and $12.3 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $52.4 million and $15.0 million in cash and cash equivalents.

Elicio Therapeutics, Inc. was incorporated in Delaware as Vedantra Pharmaceuticals Inc. in August 2011. In December 2018, Elicio formed a wholly owned subsidiary, Elicio Securities Corporation, a Massachusetts corporation.

Our losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the consolidated financial statement issuance date, raise substantial doubt about our ability to continue as a going concern. We expect to incur substantial expenditures in the foreseeable future for the development of our product candidates and will require additional financing to continue this development. The consolidated financial statements appearing elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, as well as hire additional personnel, pay fees to outside consultants, lawyers and accountants, and incur other increased costs associated with being a public company. In addition, if and when we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $15.0 million as of December 31, 2020 and the proceeds from the sale of $5.0 million of shares of our Series B Preferred Stock received in February 2021 will be sufficient to continue funding our development activities through                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.

We have not had any products approved for sale. We do not expect to generate any product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In particular, the ongoing COVID-19 pandemic has resulted in federal, state and local governments and private entities mandating various restrictions, including travel restrictions, access restrictions, restrictions on public gatherings, and stay at home orders. The effect of these orders, government imposed quarantines and measures we have taken, such as implementing work-at-home policies, may negatively impact productivity, disrupt our business and/or could adversely affect our development plans and results. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including personnel at third-party manufacturing facilities and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timeline presently planned could be materially and adversely impacted. It is unknown how long these conditions will last and what the complete effect will be on us. While to date we have been able to continue to execute our overall business plan, some of our business activities have been slowed and taken longer to complete, particularly with respect to the manufacture of ELI-002 in preparation for our Phase 1/2 clinical trial (AMPLIFY-201), and we continue to adjust to the challenges of operating in a largely remote setting with our employees. Overall, we recognize the challenges of launching in a pandemic, will continue to closely monitor events as they develop and plan for alternative and mitigating measures that we can implement if needed.

Components of Operating Results

Operating Expenses

Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.

Research and Development

Our research and development expenses consist primarily of costs incurred for the development of our product candidates and our drug discovery efforts, which include:

•	personnel costs, which include salaries, benefits and equity-based compensation expense;

•	expenses incurred under agreements with consultants and contract organizations that conduct research and development activities on our behalf;

•	costs related to sponsored research service agreements;

•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•	laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials; and

•	laboratory supplies and equipment used for internal research and development activities.

We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and service providers.

Our research and development expenses are not currently tracked on a program-by-program basis. We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. Substantially all our research and development costs in the years ended December 31, 2020 and 2019 was incurred on the development of ELI-002 and ELI-004, an AMP adjuvant that is a significant component of ELI-002, and our preclinical candidates. In the years ended December 31, 2020 and 2019, we advanced several programs from discovery through preclinical development.

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in conducting clinical trials, manufacturing and otherwise advancing our programs. The process of conducting the clinical research necessary to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain.

Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs. We are also unable to predict if, when, or to what extent we will obtain approval and generate revenues from the commercialization and sale of any of our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

•	successful completion of preclinical studies and initiation of clinical trials for future product candidates;

•	successful enrollment and completion of clinical trials for our current product candidates;

•	data from our clinical programs that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;

•

acceptance by the U.S. Food and Drug Administration, or FDA, or other applicable regulatory agencies of the Investigational New Drug, or IND, applications, clinical trial applications and/or other regulatory filings for ELI-002 and other product candidates;

•	expansion and maintenance of a workforce of experienced scientists and others to continue to develop our product candidates;

•	successful application for and receipt of marketing approvals from applicable regulatory authorities;

•	obtainment and maintenance of intellectual property protection and regulatory exclusivity for our product candidates;

•	making of arrangements with contract manufacturing organizations for, or establishment of, commercial manufacturing capabilities;

•

establishment of sales, marketing and distribution capabilities and successful launch of commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effective competition with other therapies;

•	obtainment and maintenance of coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	maintenance, enforcement, defense and protection of our rights in our intellectual property portfolio;

•	avoidance of infringement, misappropriation or other violations with respect to others’ intellectual property or proprietary rights; and

•	maintenance of a continued acceptable safety profile of our products following receipt of any marketing approvals.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy, which includes advancing ELI-002 and our other product candidates through clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and seeking regulatory approvals for our product candidates that successfully complete clinical trials. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, including equity-based compensation, and other expenses for outside professional services, including legal, recruiting, audit and accounting services and facility-related fees not otherwise included in research and development expenses. Personnel costs consist of salaries, benefits and equity-based compensation expense, for our personnel in executive and other administrative functions. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules and Securities and Exchange Commission, or SEC, requirements, director and officer insurance costs and investor relations costs associated with being a public company.

Other Income

Our other income is comprised of interest from cash equivalents.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

The following sets forth our results of operations for the years ended December 31:

			Change
	2020	2019	Amount	Percent
Operating expenses
Research and development	$12,719,956	$9,544,079	$3,175,877	33%
General and administrative	3,001,128	2,798,268	202,860	7%

Total operating expenses	15,721,084	12,342,347	3,378,737	27%

Loss from operations	(15,721,084)	(12,342,347)	(3,378,737)	(27%)
Other income	8,942	81,481	(72,539)	(89%)

Net loss	$(15,712,142)	$(12,260,866)	$(3,451,276)	(28%)

Research and development expenses

Research and development expenses were $12.7 million for the year ended December 31, 2020, compared to $9.5 million for the year ended December 31, 2019. The increase of $3.2 million was due primarily to a $2.1 million increase in personnel, consultants and other costs, a $1.0 million increase in preclinical study costs, and a $0.1 million increase in clinical development and manufacturing activities.

General and administrative expenses

General and administrative expenses were $3.0 million for the year ended December 31, 2020, compared to $2.8 million for the year ended December 31, 2019. The increase of $0.2 million was due primarily to a $0.4 million increase in intellectual property related costs, partially offset by a $0.2 million reduction in personnel costs, consultants and other costs.

Other income

Interest income for the year ended December 31, 2020 was $8,942 compared to $81,481 for the year ended December 31, 2019. The decrease of $72,539 was due to decreased cash and cash equivalent balances and lower interest rates.

Liquidity and Capital Resources

Sources of Liquidity

Our operations to date have been financed primarily by aggregate net proceeds of $59.6 million from the issuance of convertible preferred stock, convertible notes, and the exercise of stock options and common stock warrants. Since inception, we have had significant operating losses. Our net loss was $15.7 million and $12.3 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated deficit of $52.4 million and $15.0 million in cash and cash equivalents. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.

Our losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the consolidated financial statement issuance date, raise substantial doubt about our ability to continue as a going concern. We expect to incur substantial expenditures in the foreseeable future for the development of our product candidates and will require additional financing to continue this development. The consolidated financial statements appearing elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the years ended December 31:

	2020	2019
Net cash used in operating activities	$(16,704,394)	$(9,294,520)
Net cash used in investing activities	(199,916)	(489,100)
Net cash provided by financing activities	25,061,318	6,293,994

Net increase (decrease) in cash and cash equivalents	$8,157,008	$(3,489,626)

Net Cash Used in Operating Activities

Net cash used in operating activities of $16.7 million during the year ended December 31, 2020 was attributable to our net loss of $15.7 million and use of cash of $1.5 million resulting from the change in operating assets and liabilities, partially offset by non-cash charges of $0.5 million, principally with respect to depreciation and equity-based compensation and warrant expenses.

Net cash used in operating activities of $9.3 million during the year ended December 31, 2019 was attributable to our net loss of $12.3 million, partially offset by a source of cash of $2.7 million resulting from the change in operating assets and liabilities and non-cash charges of $0.3 million principally with respect to depreciation and equity-based compensation and warrant expense.

Net Cash Used in Investing Activities

Net cash used in investing activities in the years ended December 31, 2020 and 2019 of $0.2 million and $0.5 million, respectively, was comprised of purchases of equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was $25.1 million, comprised of $24.8 million of net proceeds from the sale and issuance of shares of our Series B Preferred Stock and warrants, $0.1 million of proceeds from the exercise of common stock warrants, and $0.2 million of proceeds from the exercise of common stock options.

Net cash provided by financing activities for the year ended December 31, 2019 was $6.3 million, resulting from net proceeds from the sale and issuance of shares of our Series B Preferred Stock and warrants in February and October 2019.

Funding Requirements

Any product candidates we may develop may never achieve commercialization, and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, costs related to clinical research, manufacturing and development services; compensation and related expenses; costs relating to the build-out of our headquarters and other offices, our laboratories; license payments or milestone obligations that may arise; laboratory expenses and costs for related supplies; manufacturing costs; legal and other regulatory expenses and general overhead costs.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $15.0 million as of December 31, 2020 and the proceeds from the sale of $5.0 million of shares of our Series B Preferred Stock received in February 2021 will be sufficient to continue funding our development activities through                . To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the impacts of the COVID-19 pandemic;

•	the progress, costs and results of our ongoing Phase 1/2 clinical trial of ELI-002 (AMPLIFY-201) and our potential future clinical trials for our other product candidates;

•	the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our other product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient, or API, and manufacture of our product candidates and the terms of such arrangements;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;

•

the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations; and

•	the costs of operating as a public company.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.

Critical Accounting Policies and Use of Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Going Concern

Our evaluation of our ability to continue as a going concern requires us to evaluate our future sources and uses of cash sufficient to fund our currently expected operations in conducting research and development activities one year from the date our consolidated financial statements are issued. We evaluate the probability associated with each source and use of cash resources in making our going concern determination. The research and development of pharmaceutical products is inherently subject to uncertainty.

Research and Development Costs

We will incur substantial expenses associated with manufacturing and clinical trials. Accounting for clinical trials relating to activities performed by contract research organizations, or CROs, and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include the conduct of sponsored research, preclinical studies and contract manufacturing activities. The diverse nature of services being provided under CROs and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain clinical activities complicates the estimation of accruals for services rendered by CROs and other vendors in connection with clinical trials. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued expenses or prepaid expenses on the balance sheets and within research and development expense on the consolidated statements of operations. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, compensation arrangements and services rendered attributable to each clinical trial and fluctuations are regularly tested against payment plans and trial completion assumptions.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.

Our expenses related to clinical trials will be based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We will accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we will modify our estimates of accrued expenses accordingly on a prospective basis.

Equity-based Compensation

Prior to this offering, we issued equity-based compensation awards through the granting of options, which generally vest over four years. We account for equity-based compensation in accordance with Accounting Standards Codification, or ASC, 718, Compensation-Stock Compensation, or ASC 718. In accordance with ASC 718, compensation cost is measured at estimated fair value at grant date and is included as compensation expense over the vesting period during which service is provided in exchange for the award.

We use the Black-Scholes option pricing model, or Black-Scholes, to determine fair value of our options. Black-Scholes includes various assumptions, including the fair value of common shares, expected life of incentive shares, the expected volatility and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, equity-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, equity-based compensation cost could be materially impacted in future periods.

We granted stock options to purchase 3,803,000 shares of common stock during the year ended December 31, 2020. The fair value of our awards in the year ended December 31, 2020 has been estimated using Black-Scholes based on the following assumptions: term of 6.08-10 years; volatility of 64-67%; risk-free rate of 0.38-1.52%; and no expectation of dividends.

We granted stock options to purchase 2,233,817 shares of common stock in the year ended December 31, 2019. The fair value of our awards in the year ended December 31, 2019 has been estimated using Black-Scholes based on the following assumptions: term of 6.08 years; volatility of 62-66%; risk-free rate of 1.43-2.85%; and no expectation of dividends.

We will continue to use judgment in evaluating the assumptions utilized for our equity-based compensation expense calculations on a prospective basis. In addition to the assumptions used in the Black-Scholes model, the amount of equity-based compensation expense we recognize in our consolidated financial statements includes incentive share forfeitures as they occurred.

As there has been no public market for our common shares to date, our board of directors, with input from management, has determined the estimated fair value of our common shares as of the date of each incentive share grant considering our then-most recently available third-party valuation of common shares. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to the valuation of our company, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering, or IPO, or other liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our equity-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.

Following the completion of this offering, we intend to determine the fair value of our common stock based on the closing price of our common stock as reported by Nasdaq on the date of grant.

The following table details equity-based awards that we granted and awarded in the years ended December 31, 2020 and 2019:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price	Estimate of Common Share Fair Value Per Share on Grant Date
January 2, 2019	Stock Option	250,000	$0.18	$0.18

May 15, 2019	Stock Option	154,486	0.18	0.18

August 23, 2019	Stock Option	362,908	0.18	0.18

August 23, 2019	Stock Option	40,000	0.18	0.18

October 9, 2019	Restricted Stock Units	1,426,423	—	0.18

February 20, 2020	Stock Option	105,000	0.17	0.17

March 24, 2020	Stock Option	643,000	0.17	0.17

June 20, 2020	Stock Option	425,000	0.17	0.17

June 20, 2020	Stock Option	30,000	0.17	0.17

July 17, 2020	Stock Option	100,000	0.17	0.17

September 2, 2020	Stock Option	1,000,000	0.17	0.17

September 9, 2020	Stock Option	1,500,000	0.17	0.17

Recently Adopted Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our consolidated financial statements for the years ended December 31, 2020 and 2019 appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
Leases	$458,887	$458,887	$—	$—	$—
Total contractual obligations	$458,887	$458,887	$—	$—	$—

We enter into contracts in the normal course of business with third-party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. We have not included our payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore, we believe that our non-cancelable obligations under these agreements are not material and we cannot reasonably estimate the timing of if and when they will occur. We could also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and even long-term commitments of cash.

In January 2016, as amended from time to time, we have licensed certain intellectual property from Massachusetts Institute of Technology, or MIT. The license term for both licenses extends until terminated by either party under certain provisions. We are required to pay certain contractual maintenance and milestone payments related to clinical trials and royalties on product sales over the term of the contract, with minimum annual royalty payments commencing in the calendar year after commercialization.

Off-balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2020, our cash consists of cash held as deposits at a major financial banking institution and highly liquid investments with an original maturity of three months or less at the date of purchase. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. As of December 31, 2020, we had no variable-rate debt outstanding and are therefore not exposed to interest rate risk with respect to debt. We believe a hypothetical 100 basis point increase or decrease in interest rates during the period presented would not have had a material impact on our financial results.

Foreign Currency Risk

All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. We believe a hypothetical 100 basis point increase or decrease in exchange rates during the period presented would not have had a material impact on our financial results.

Effects of Inflation

We do not believe that inflation and changing prices had a significant impact on our results of operations for the period presented herein.

Emerging Growth Company Status

As an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited consolidated financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We may remain classified as an EGC until the end of the fiscal year following the fifth anniversary of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before that time, or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an EGC as of December 31 of the applicable year. We also would cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period.

BUSINESS

Overview

We are a clinical-stage biotechnology company developing a pipeline of novel immunotherapies for the treatment of cancer and other diseases. For therapies designed to engage the immune system to treat disease, it is critical to target activation at the unique location where adaptive immune responses are generated. Our proprietary Amphiphile, or AMP, platform delivers immunotherapeutics directly to the “brain center” of the immune system - the lymph nodes. We believe this site-specific delivery of disease-specific antigens, adjuvants, and other immunomodulators will more efficiently educate, activate, and amplify critical immune cells, resulting in induction and persistence of potent adaptive immunity required to treat many diseases. In preclinical models, we have observed lymph-node specific engagement driving therapeutic immune responses of increased magnitude, function, and durability. We believe our AMP lymph node targeted approach will produce superior clinical benefits compared to immunotherapies that do not engage the lymph nodes. We are conducting a Phase 1/2 clinical trial of ELI-002 (AMPLIFY-201), and we anticipate initial safety, dose escalation, and correlative biomarker data in the first half of 2022. We are also evaluating the potential use of ELI-004, our universal AMP-modified CpG adjuvant, a component of ELI-002, in conjunction with other disease-specific antigens, to treat or prevent a broad range of diseases.

Our AMP platform capitalizes on the differences between the migration routes of large and small molecules through the lymphatic system with the intent of enhancing the immunostimulatory capabilities of various agents by increasing their exposure in the lymph nodes. In addition, our AMP platform embraces modular conjugation, potentially allowing for application to multiple therapeutic modalities, including peptides, proteins, nucleic acids and small molecules. Constructed from an albumin-binding lipid tail, a therapeutic payload, and an optional linker, our AMP configurations are designed to emulate the efficient lymphatic navigation of large macromolecules to preferentially accumulate in the lymph nodes, where they can more potently activate immune cells to orchestrate key features of protective immune responses, including response magnitude and functional quality. When applied to immunostimulatory agents with poor inherent access to the lymph nodes, the AMP strategy can promote their lymph node uptake and, thus, enhance action on key immune cells. By applying this fundamental mechanistic distinction throughout our portfolio of product candidates, we believe we can develop immunotherapies that engage the lymph nodes to overcome certain therapeutic limitations of currently approved immunotherapies and enable certain immunotherapy programs in research and development.

Numerous oncogenes have been identified where a causal relationship between a particular genetic mutation and cancer pathogenesis has been established. Among these oncogenes, KRAS and other RAS isoforms, HRAS and NRAS, are the most prevalent in human cancers, with the three RAS genes coding for highly homologous proteins. KRAS is of particular note, as it accounts for 85% of all RAS mutations and occurs in approximately 25% of tumors. In February 2021, we received Investigational New Drug, or IND, clearance from the U.S. Food and Drug Administration, or FDA, to proceed with AMPLIFY-201 to evaluate ELI-002, a structurally novel AMP-modified therapeutic vaccine, as a treatment for subjects with KRAS mutated PDAC and other solid tumors who have minimal residual disease. We have constructed an innovative design for this trial. Specifically, we strategically designed our trial to be conducted in patients who have had prior surgery to remove their cancer, and only have minimal residual disease, or MRD. We believe the enrollment of patients following surgery may facilitate the activity of an AMP-modified therapeutic, leading to improved response and survival.

The therapeutic potential demonstrated by preclinical studies of ELI-002 led to our decision to advance ELI-002 into clinical trials. In animal studies that we have conducted using G12V, G12R and G12D peptides, which represent the more prevalent of the seven KRAS mutations in gastrointestinal tumors, we observed a 40-fold increase in mean activity as compared to unmodified, soluble G12V, a 60-fold increase as compared to unmodified, soluble G12R, and a 400-fold increase as compared to soluble G12D. These results suggest that ELI-002 could produce greater numbers of T cells with improved functionality.

We intend to expand the clinical development of ELI-004, our AMP-modified CpG adjuvant, with potential application in a variety of indications and therapies. In addition to the use of ELI-004 as the adjuvant component of ELI-002, we are evaluating ELI-004 in preclinical models when administered in combination with a variety of other AMP-modified and unmodified native antigens (large enough to traffic to lymph nodes without AMP modifications) to treat both cancers and infectious diseases. We believe our preclinical results, including recently completed non-human primate, or NHP, studies, demonstrate ELI-004’s potential and distinguish its immune-boosting strength. Additional AMP candidate initiatives include our earlier-stage program targeting ALK mutations, for use in the treatment of ALK-mutated non-small cell lung cancer, or NSCLC, and a SARS-CoV-2 vaccine candidate.

Another application of our AMP platform is its potential use to enhance cell therapies, including chimeric antigen receptor T cell, or CAR-T, therapies. CAR-Ts have demonstrated therapeutic efficacy in certain hematologic malignancies yet have failed to show durability or other similar benefits in many challenging solid tumor indications. We believe a reason for these limitations is that CAR-T therapies, as currently administered, do not engage the lymph nodes and, consequently, are not sufficiently activated at these important immune orchestrating sites. Our proof-of-concept studies demonstrated the potential of our proprietary AMP-modified CAR-T activators, which we refer to as CAR-T AMPlifiers. When CAR-Ts were administered in combination with our CAR-T AMPlifiers, CAR-T engagement in the lymph nodes of mice increased, CAR-T cell expansion yielding as much as 70% of the total CD8+ T cells in peripheral blood. In addition, compared to CAR-T therapy alone, combination with our CAR-T AMPlifiers generated an increase in tumor infiltrating CAR-T cells, cytokine activity among CAR-Ts and enhanced CAR-T cytolytic function. In preclinical studies involving disease models in which CAR-T therapy by itself produced limited to no detectable therapeutic effect, CAR-T therapy in combination with CAR-T AMPlifiers led to a durable cure in approximately 60% of the animals. We are collaborating with the Moffitt Cancer Center to assess ELI-011, our CD19 CAR-T AMPlifier, combined with CD19-targeted CAR-T cells, in mouse models of B cell lymphoma.

We are led by a team with extensive experience in immuno-oncology, biologics, drug discovery platform technologies, clinical development, general management, financing and business development transactions. Our Chief Executive Officer, Robert Connelly, has more than 20 years of experience as a life sciences CEO. Prior to joining Elicio, Mr. Connelly served as CEO of Axcella Health Inc., Pulmatrix, Inc., and Domantis Ltd. and also served as a Venture Partner at Flagship Pioneering. Our Chief Medical Officer, Christopher Haqq, M.D, Ph.D., is a medical oncologist with extensive experience, including senior executive roles at Atara Biotherapeutics, Inc., Cougar Biotechnology, Inc., and Janssen Oncology, Inc., as well as an academic role at the University of California, San Francisco Division of Hematology and Oncology. Members of our management team have contributed to product development programs that have received regulatory approval and been successfully commercialized, including Zytiga®, Rituxan®, Yondelis®, Avastin®, and Herceptin®. Our scientific advisory board is led by our co-founder, Darrell Irvine, Ph.D., who holds positions at the Koch Institute for Integrative Cancer Research at the Massachusetts Institute of Technology, or MIT, the Ragon Institute of Massachusetts General Hospital, and Harvard University, along with being a Howard Hughes Medical Institute Medical Fellow.

Our Pipeline

Our AMP platform, originally developed at MIT, has broad potential across cancers, infectious diseases and other disease indications to advance a number of development initiatives through internal activities, in-licensing arrangements or development collaborations and partnerships. Among our development candidates, we intend to internally advance ELI-002 for KRAS-driven cancers, ELI-003 for cancers involving an ALK mutation, ELI-011 for hematological cancers, and ELI-004, our universal adjuvant utilized in each pipeline program. We have conducted initial assessments related to the potential use of the AMP platform to treat additional diseases, including COVID-19, and believe these indications may be well-suited for treatment using an AMP construct, and we intend to advance them through out-licensing, co-development or other partnership arrangements. Our most advanced development initiatives, their current stage of development and the next anticipated major milestone for each program are presented in the chart below.

Our Strategy

To achieve our objective of pioneering a variety of immunotherapies designed to address unmet medical needs, we intend to:

•	Rapidly advance our lead KRAS-targeted program, ELI-002 which is designed to address approximately 25% of all solid tumors.

Our lead product candidate, ELI-002, is in the dose escalation portion of an ongoing Phase 1/2 clinical trial (AMPLIFY-201) to evaluate its safety and efficacy in treating KRAS-driven tumors following surgical resection in patients with MRD. We are advancing ELI-002, which includes ELI-004, our universal AMP-modified CpG adjuvant. Cancers related to KRAS mutations are among the most prevalent, accounting in studies for as much as 27% of patients with lung adenocarcinomas, 49% of metastatic colorectal cancer, or CRC, patients and 93% of all PDAC. We have strategically designed our trial for patients who have had prior surgery to remove the tumor, and have only minimal residual tumor cells remaining. We believe the enrollment of patients following surgery may facilitate the activity of an AMP-modified therapeutic, leading to improved response and survival.

•	Expand our proprietary pipeline by applying our AMP platform to biologically validated targets, not viable alone, but enabled as therapeutic candidates through enhanced lymph node engagement.

The differentiated ability of our AMP platform to concentrate disease-specific antigens and immunomodulators specifically in the lymph nodes may enable the activation and stimulation of a potent, functional, and durable immune response. This attribute of AMP-modified therapeutics enables us to potentially realize the inherent value of established drug targets that previously lacked sufficient immunostimulatory properties. As a result, we may be able to limit discovery activities while simultaneously expediting clinical development for enhanced capital efficiency.

•	Enable the next generation of cell therapy by integrating the AMP platform to activate cell therapies in the lymph nodes.

Our AMP platform may enable us to improve many of the emerging cell therapy strategies, including CAR-T therapeutics, and we intend to aggressively pursue development of these applications. We believe that a key limitation of current cell therapies is insufficient engagement with the lymph nodes, which precludes these cells’ interactions with critical components of the recipient’s immune response. We have designed our CAR-T AMPlifiers to improve T cell response magnitude, function and durability. Our preclinical studies combining CAR-T therapy with our CAR-T AMPlifier demonstrated expansion of the CAR-T response yielding as much as 70% of the total CD8+ T cells in peripheral blood.

•	Create economic and strategic value through licensing, product and platform partnerships to complement our internal development initiatives.

We believe that the range of therapeutic modalities that may be incorporated into AMP-modified candidates, along with the breadth of their application, including therapeutic and prophylactic vaccines, affords us numerous licensing and partnership opportunities. The breadth of the technology’s application and its potential to enable the viability of development programs who have yet to demonstrate clinical utility may provide additional licensing and partnership opportunities. Accordingly, we intend to aggressively pursue opportunities to realize additional value from our AMP platform.

•	Continue to build out and expand upon the three applications of our AMP platform.

Resident within our AMP platform are three distinct application platforms, each of which offers discrete development opportunities. We intend to continue investment in each of these platforms, AMP-modified disease-specific immunotherapies, AMP-modified adjuvants and cell therapy AMPlifiers to capitalize on the significant breadth of product opportunities available to us in both cancer and infectious diseases. We expect to expand our internal expertise through continued investment in our team and academic collaborations, where we can access unique capabilities and expertise in an effort to drive platform innovation. In addition, we may supplement internal development initiatives through selective in-licensing arrangements that complement these platform initiatives.

Background

The advancement of our AMP strategy as a therapeutic platform is founded upon our intimate appreciation of the lymphatic system’s critical involvement in the functioning of the human immune system. We believe the therapeutic utility of currently approved immunotherapies is limited due to the inability of those therapies to adequately engage with the critical immune cells resident in the lymph nodes that prime T cell activation. This is specifically the issue our AMP platform is intended to remedy. The majority of our product candidate portfolio, including our lead clinical candidate ELI-002 with ELI-004, has been constructed upon this central tenet. The relationship between the lymphatic and immune systems, and the significance of that relationship for immunotherapy, is summarized below.

A primer on the adaptive immune system

The adaptive immune system is part of the human immune system and is made up of B lymphocytes and T lymphocytes. B lymphocytes, also known as B cells, are involved in the humoral immune response, differentiating into antibody-secreting plasma cells on activation and recognition of a disease-specific molecular structure known as an antigen. T lymphocytes, or T cells, participate primarily in the cell-mediated immune response and are capable of more specific antigen-directed recognition and elimination of pathogenic threats. T cells can be further segregated into distinct cell types, with the primary types being CD8+ T cells, which are also referred to as cytotoxic lymphocytes, or CTLs, and CD4+ “helper” T cells. CD8+ T cells specifically recognize and eliminate cells that are infected with viruses, other pathogens or cancer-associated mutations. In contrast, CD4+ T cells, which have limited cytotoxic activity, participate in the immune response by directing the activity of other cells, in particular B cells and CD8+ T cells. Antigen presenting cells, or APCs, are a functional class of immune cells capable of taking up antigens by a variety of mechanisms and then processing and presenting them to lymphocytes for recognition by the adaptive immune system. Dendritic cells, or DCs, are APCs that are particularly well suited to driving the adaptive immune response through direct interaction with adaptive immune cells to modulate and support their function.

The lymphatic system and its key role in effective immune response

Lymph, a clear extracellular fluid, contains waste products and cellular debris derived from peripheral tissues. The lymphatic system is a complex network of interconnected vessels, nodes, and organs through which lymph flows. One of its primary functions involves collecting and concentrating molecular cues of health and disease that are monitored by the immune system.

The lymphatic system plays a major role in the production, differentiation and proliferation of both B cells and T cells, and the lymph nodes serve a critical role in lymphocyte activation and acquisition of essential functionality.

Lymph nodes are found throughout the body and are located on the lymphatic vessels at various intervals along the lymphatic routes, where both T cells and B cells congregate together with APCs. Lymph fluid, containing antigens and other biomolecules derived from the tissues, drains into the lymph nodes, where it comes into contact with immune cells. Immune cells, such as APCs, in the lymph nodes function to constantly sample the lymph fluid searching for signs of potential threats within the tissues. APCs present these cues to lymphocytes within the lymph nodes, serving as sentinels to orient the cells of the adaptive immune response to develop a properly targeted and functional protective response. The activation of lymphocytes with proper specificity and functionality marks the genesis of the adaptive immune response whereby numerous disease-specific and functionally matured lymphocytes are expanded and deployed. After sufficient interaction with APCs within the lymph nodes, these activated lymphocytes exit the lymph nodes and eventually enter the bloodstream, which distributes them throughout the body, where they accumulate at disease sites. Critically, signaling delivered between immune cells that reside in the lymph nodes orchestrates the immune response to determine the magnitude, potency, persistence, functionality, specificity, and memory capacity of the developing response.

Many vaccine components and other small molecules commonly used as immunomodulators that help enhance the immune response easily pass through the blood vessel walls at the site of injection in the tissues and are quickly flushed away into the systemic circulation without entering into or engaging within lymph nodes. In consequence, these conventional antigens and immunomodulators are not readily detected by APCs ,B cells or T cells resident in the lymph nodes and fail to optimally stimulate immune responses, which in turn reduces their efficacy in eliminating disease. Larger molecules, such as proteins, on the other hand, are unable to fit through the pores lining small blood vessels in the tissues and are instead carried away from the tissues by the lymph flow into the lymph nodes. We believe the improved delivery to the lymph nodes inherent with larger molecules holds great promise for enhanced immunological responses and therapeutic efficacy, and our AMP platform is designed to use this ability of larger molecules to deliver therapeutic payloads of interest to the lymphatic system.

Immunotherapy and limitations of current therapies

Immunotherapy is a treatment that harnesses the components and mechanics of the immune system to address diseases and disorders. All current immunotherapy modalities, including efforts to develop robust anti-cancer vaccines, have inherent limitations with respect to their efficacy. While general immune activity directed at target antigens has been observed with cancer vaccines during clinical evaluation, reduction in tumor loads has not been frequently noted. Contributing to this lack of efficacy is the low immunogenicity of tumor-associated antigens, or TAAs, down regulation of antigen presentation and processing mechanisms involving T cell recognition of tumor cells, especially in the late stage and advanced settings of disease, and the loss of adequate expression of positive costimulatory signals. These negative factors result in limited generation of tumor antigen-specific T cells as well as impaired fitness of anti-tumor T cells. Further complicating development efforts has been testing of these vaccines in large advanced or metastatic tumors, where the number of tumor cells vastly exceeds the number and capacity of activated T cells to induce a commensurate response, compounded by the difficulties of T cell infiltration into the tumor microenvironment, or TME, and mechanisms by which tumor cells evade detection by the immune system.

CAR-T therapies and immune checkpoint inhibitors, or CPIs, have proven to be significant advances in cancer treatment. According to a March 2021 report by GlobalData, the checkpoint modulation market was valued at $24 billion in 2019 globally and is forecast to reach $66.5 billion by 2026. Both of these approaches, however, have failed to realize their full potential. CAR-T therapies can struggle to achieve clinically beneficial T cell expansion and persistence, often lack the ability to effectively infiltrate the tumor microenvironment and over time lose their tumor-killing functions. We believe that many of these issues can be addressed by enabling CAR-Ts to interact with their target inside the lymph node, where they can receive natural lymph node co-stimulatory signals unique to the specialized immune structure of the lymph node, which we conceive of as a “schoolhouse” for both naturally occurring and engineered T cells. CPIs require anti-tumor T cells to be effective, and patients whose tumors lack tumor infiltrating lymphocytes, or TILs, typically fail to respond to treatment.

Our Product Candidates

Our leading clinical candidates are ELI-002 and our universal adjuvant ELI-004, with preclinical programs focused on CD-19 targeted CAR-T AMPlifiers, as well as initiatives targeting ALK-driven cancers and SARS-CoV-2.

ELI-002: Our Product Candidate for KRAS-Driven Cancers

ELI-002 is a structurally novel AMP therapeutic vaccine targeting KRAS-driven cancers. KRAS mutations are among the most prevalent in human cancers. ELI-002 is comprised of AMP-modified mutant KRAS peptide antigens and ELI-004, an AMP-modified immune-stimulatory oligonucleotide adjuvant.

We are currently enrolling patients in AMPLIFY-201, our Phase 1/2 clinical trial of ELI-002 in patients with solid tumors, including colorectal cancer, or CRC, or pancreatic ductal adenocarcinoma, or PDAC. The AMPLIFY-201 trial is being conducted at multiple sites, including U.S. cancer treatment institutions such as MD Anderson, Memorial Sloan Kettering, Sarah Cannon Research Institute, Washington University St. Louis, and Henry Ford Health System. Following an initial dose escalation phase, we intend to expand patient eligibility to evaluate the potential of ELI-002 as a treatment for a number of KRAS-mutated cancers. AMPLIFY-201 is strategically constructed to target patients with minimal residual disease, or MRD, a stage where tumor burden and immunosuppressive effects within the tumor are lower. We anticipate initial safety, dose escalation, and correlative biomarker data from the Phase 1 portion of the trial to be available by the first half of 2022.

ELI-002 may find therapeutic utility as a treatment for a variety of cancers

Background on the oncogene KRAS

The KRAS protein relays signals from outside of the cell wall to the cell nucleus. As such, it is an early component in many signal transduction pathways and influences the expression of downstream genes that are involved in the regulation of cell growth, cell differentiation, and cell death, sometimes referred to as apoptosis. In normal physiology, guanosine diphosphate, or GDP, preferentially binds with KRAS. This molecular interaction results in KRAS remaining in an inactive state. Stimulatory signals cause conformational changes that result in the replacement of GDP with guanosine triphosphate, or GTP which causes KRAS to transition into an active state. Mutations to the KRAS gene result in a bias towards active protein expression, and unregulated and dysfunctional cell growth, which are hallmarks of cancer.

Over the past few decades, numerous oncogenes have been identified where a causal relationship between a particular genetic mutation and cancer pathogenesis has been established. Among the oncogenes, KRAS and other RAS isoforms, HRAS and NRAS, are the most prevalent in human cancers, with the three RAS genes coding for highly homologous proteins. KRAS is of particular note, as it accounts for 85% of all RAS mutations and occurs in approximately 25% of tumors.

Targeting mutated RAS using immunotherapy presents several potential advantages. First, mutated RAS alleles are neoantigens, found exclusively in the tumor cells and not in normal tissues. This target specificity is thought to limit immune activity related to a potential on-target, but off-tumor, response. In addition, as a truncal mutation, RAS is the genetic driver of malignant changes across multiple cancers, causing a phenomenon known as “oncogene addiction”, where each tumor cell must maintain the expression of the target-mutated RAS protein to remain viable. Such uniform expression across every transformed cell in a particular tumor holds the promise that immunological approaches may enable complete tumor eradication. Further, because these mutations are neoantigens, they are not afforded immune tolerance. Therefore, the body’s natural T cell repertoire is not depleted of high affinity antigen-specific T cell receptors, which are critical to a robust CD8-directed response.

RAS mutations occur in exon 2 of KRAS, NRAS, and HRAS, frequently at amino acid 12. G12D, G12C, G12V, G12R, G12S, and G12A, along with G13D, are commonly responsible for oncogenic KRAS activation. The amino acids surrounding position 12 are identical across these three RAS isoforms and can be targeted by cross-reactive T cells. Different RAS mutations may exhibit differing abilities to drive cancers that originate in different tissue. For instance, the G12D mutation is commonly associated with gastrointestinal cancers, including pancreatic, colorectal, bile duct, and gall bladder cancer, while the G12C mutation is more common to lung cancer.

While significant advances in the understanding of the genetic mutations associated with KRAS-driven cancers have been made, development of safe and efficacious therapeutics targeting KRAS mutations have lagged. Moreover, while the anti-tumor activity of small molecule candidates specifically targeting the G12C mutation such as sotorasib and sitravatinib have generated considerable enthusiasm in clinical trials involving NSCLC patients, the lack of a suitable binding site, together with the high binding affinity of GTP, have limited the ability to successfully target the other KRAS mutations, including those such as G12D, G12R and G12V that are among the most common mutations in solid tumors. Effective treatments for KRAS-driven mutations remain a significant unmet medical need.

The results of our preclinical studies have provided evidence of ELI-002 activity against KRAS mutations

The results generated in a series of preclinical evaluations of ELI-002 highlight the therapeutic potential of our AMP platform and have supported its advancement into clinical trials. Mice were dosed with AMP-modified 18-mer peptide sequences of KRAS mutations, along with AMP-modified CpG, with a second dose of the AMP-combination administered 14 days later, and the immune response generated by AMP constructs assessed after an additional seven days. Shown below are the results produced by AMP constructs specifically targeting the KRAS G12D, G12R and G12V mutations, compared to untreated animals and animals dosed with unmodified KRAS peptides plus either the CpG adjuvant or a polyI:C adjuvant. G12D, G12R, and G12V mutations are commonly associated with gastrointestinal cancers.

AMP-modified KRAS peptides generated strong immune responses across a range of KRAS mutations

These studies demonstrate the ability of an AMP-modified vaccine to produce an enhanced immune response in mice with mean activity enhanced 40-fold compared to soluble G12V peptide plus soluble adjuvant, at least 60-fold compared to soluble G12R peptide plus adjuvant, and 400-fold compared to soluble G12D peptide plus adjuvant.

These data suggest that not only does the AMP platform produce more T cells, but these T cells have improved functionality. The AMP-modified peptide/adjuvant combination’s ability to stimulate a strong immune response was demonstrated in additional studies that evaluated the increase in cytokine levels generated by T cells induced with AMP-modified G12D peptides. Mice were administered the AMP construct four times at two-week intervals, with cytokine levels measured at intervening periods. These cytokine levels were compared against levels detected in T cells collected from untreated animals and after the administration of soluble peptide vaccines containing either soluble CpG or poly I:C adjuvant. As presented in the graphic below, the AMP-modified peptides given with AMP-CpG generated increases in cytokine production from antigen stimulated T cells compared to either the untreated animals or animals treated with soluble peptide and adjuvant, with increased cytokine activity most pronounced after administration of both prime and boosting doses. We believe this increase in cytokine activity is representative of the potency of an AMP-generated immune response and predictive of improvement to both T cell numbers and quality.

A booster dose generated increases in cytokine activity

Importantly, as is illustrated in the graphs below, the AMP-modified KRAS constructs induced higher T cell activation as evidenced by enhanced induction of granzyme producing T cell responses corresponding to improved in vivo cytolytic activity.

AMP therapy induces cytotoxic T cell activity towards KRAS mutations

Despite low numbers of activated KRAS-targeted T cells, conventional therapeutic vaccines approaches have provided some encouraging evidence of efficacy in early-stage clinical trials

An earlier clinical trial conducted by a group not affiliated with us, evaluated the use of other vaccine technologies to treat KRAS-driven pancreatic cancer, and demonstrated that these vaccines, which do not effectively target the lymph nodes and induce low frequencies of KRAS-targeted T cells in preclinical models, nonetheless produced better than expected survival. In a 32 patient, Phase 1/2 trial using a vaccine constructed from peptides representing each of the seven KRAS mutations, together with granulocyte macrophage colony stimulating factor and gemcitabine, 94% of the trial participants exhibited a measurable immunological response, as measured by T-cell proliferation in an in vitro assay or a delay-type hypersensitivity test. Moreover, median overall survival was 33.3 months compared to a median of 17.1 to 26.5 months observed in other published trials concerning gemcitabine monotherapy. Twelve of the 32 trial participants exhibited long-term survival, defined as survival of greater than three years, and 8 of the 32 trial participants remained alive 40 to 65 months after initial treatment. We believe the results of this trial provide support for the use of a lymph node targeting AMP construct to potentially generate efficacy through induction of a much stronger immune response compared to a non-lymph node targeted agent.

AMPLIFY-201: a Phase 1/2 clinical trial of ELI-002

In February 2021, we received IND clearance from the FDA to commence AMPLIFY-201. We initiated the trial at U.S. cancer treatment institutions in the United States, including MD Anderson, Memorial Sloan Kettering, Sarah Cannon Research Institute, Washington University St. Louis, and Henry Ford Health System. We anticipate that additional sites that we expect to have a high volume of patients undergoing cancer surgery will be added to the trial during dose escalation, as well as during Phase 1b expansion and Phase 2.

While we anticipate that PDAC and CRC patients will constitute the majority of those enrolled in the dose-escalation cohorts of the trial, eligibility includes several KRAS and NRAS mutation-related solid tumors, which include, in addition to PDAC and CRC, NSCLC, ovarian cancer, and cancers of the bile duct and gallbladder. We anticipate initial safety, dose escalation and correlative biomarker data from the Phase 1 portion of the trial to be available by the first half of 2022. The Phase 1/2 trial employs an investigational assay that detects circulating tumor DNA, or ctDNA, to identify patients who show signs of minimal residual disease in their blood, but before relapse is detected in traditional radiographic scans. The assay is considered a companion diagnostic for which we are collaborating with Natera, Inc., the device sponsor, for device authorization from the Center for Devices and Radiological Health, alongside the marketing application for ELI-002. Natera’s tumor-informed and personalized ctDNA platform, Signatera™, will be used to select eligible patients whose tumors harbor a mutant KRAS allele and are at high risk for relapse because they have detectable molecular residual disease post-surgery. Signatera will also be used to perform serial monitoring to assess the percentage of patients achieving MRD clearance throughout the study.

ELI-002 builds upon an optimized AMP diacyl fatty acid tail and polyethylene glycol, or PEG, linker combined with a collection of peptide chains designed to mimic two of the seven KRAS mutations in the Phase 1 portion of the trial, with all seven mutations to be targeted in a second portion of the trial. ELI-002 consists of both the Amphiphile KRAS peptides and ELI-004 that is intended to induce immunostimulatory enhancement. We believe ELI-004 will have therapeutic utility as a component of ELI-002, and that the distinguishing characteristics of this adjuvant will enable its use in combination with other agents in a variety of additional disease indications.

The Phase 1 portion of AMPLIFY-201 is configured as a U.S. multicenter, dose escalation study intended to evaluate the safety and tolerability of ELI-002, as well as provide immunologic and anti-tumor proof of concept. We also intend to use insights generated from this trial to provide guidance as to the recommended dose to administer in the Phase 2 portion of the trial. We anticipate enrolling up to 18 patients who are determined to have MRD, after completion of surgical resection of the tumor, with or without follow up chemotherapy treatment, depending on the particular cancer, yet remain positive for a RAS mutation as determined by ctDNA analysis. The current standard of care, or SOC, for these patients is observation to monitor for relapse, which has a near certain probability of occurring. Up to eighty-five percent of PDAC patients relapse within approximately nine months of treatment and nearly 80% of CRC patients relapse within approximately 13 months.

While past trials have evaluated immune therapy in advanced, metastatic cancer, we designed our trial for patients who have had prior surgery to remove the tumor and have only minimal residual tumor cells remaining. We believe limiting enrollment to those patients satisfying these conditions allows us to maximize the ratio of T cells to tumor cells (the so called “effector to target” ratio), treat in a window of opportunity where there is no suppression of T cell activity caused by other cancer treatments, prior to a time where the tumor may develop immunosuppressive barriers.

Trial participants will enroll into one of three progressive dose-escalating cohorts and are to be administered ELI-002 over the course of an eight-week immunization period, to be followed by a four-week booster period separated by a three-month interval. Endpoints including safety, determination of maximum tolerated dose, ctDNA change from baseline, relapse free survival and immunological responses including lymph node enlargement, cytokine activity and immune response will be assessed.

The initial AMPLIFY-201 cohorts will be expanded into multiple solid tumor indications

After completion of the Phase 1 portion of the trial, we intend to conduct a multicenter Phase 2 trial in PDAC patients with MRD, following R0 or R1 surgical resection. We anticipate enrolling 90 patients in this Phase 2 trial, which will compare the recommended dose that comes out of the Phase 1 portion of the study to a patient cohort receiving the SOC, which is currently observation. Patients will be administered a series of immunization doses which will be followed by a series of booster doses, following the dosing schedule of the Phase 1 trial. Phase 1 trial results will establish the recommended dose to be administered in the Phase 2 trial. Patients enrolled in the observational SOC cohort will become eligible to crossover into the treatment cohort upon relapse. Endpoints of the trial are to be relapse-free survival, clearance of ctDNA present at baseline, changes from baseline in biomarkers and Response Evaluation Criteria in Solid Tumors, or RECIST, response rate for those patients who crossover from observation after relapse, along with a measurement of immunological responses. The trial endpoints include ctDNA levels that may provide us early insight into clinical activity. Positive data may support FDA Fast Track or Breakthrough Therapy Designation, programs intended to facilitate and expedite development and review of new drug applications for the treatment of a serious condition with unmet medical need. In addition, we may be able to qualify for orphan drug designations for the solid tumor patient populations we select for clinical development.

If the results of the Phase 1 portion of our Phase 1/2 trial are favorable, we would continue to evaluate the use of ELI-002 in the treatment of PDAC in a randomized Phase 2 cohort. In parallel, we expect that we would initiate Phase 1b expansion cohorts to evaluate the utility of ELI-002 in the treatment of other solid tumors, including CRC, NSCLC, ovarian, bile duct, and gallbladder cancers. The Phase 2 and Phase 1b expansions are anticipated to be initiated in the first half of 2022.

ELI-004: Our Universal Adjuvant

In addition to the development of ELI-004 as a component of ELI-002 for, we are developing ELI-004 as a universal AMP-modified CpG adjuvant for applications in a variety of indications and therapies. We have established rapid manufacturing under current good manufacturing practice, or cGMP, standards at a greater than 10-gram production scale, and we anticipate that we will have sufficient cGMP material available for use in clinical development activities. The AMP-modification is designed to concentrate and retain the smaller molecular size CpG in the lymphatic system. We are evaluating its use in combination with a variety of disease-specific antigens of smaller molecular size, that are AMP-modified to stimulate a powerful and sustained immune response as well as in combination with unmodified (native) antigens. We believe our preclinical results demonstrate ELI-004’s inherent capabilities and distinguish its immune-boosting strength. In addition, we are in the early stages of evaluating an expanded portfolio of next-generation adjuvants, including various AMP-modified toll-like receptor, or TLR, and damage-associated molecular pattern, or DAMP, candidates.

In previous clinical studies conducted by third parties, CpG-containing oligonucleotides have been shown to be both well tolerated and to exert immune-stimulatory effects through activation of the endosomal TLR-9 pathway present in human antigen-presenting dendritic cells and B cells. Mechanistic studies have demonstrated the ability of CpG-containing oligonucleotides to induce TLR-9 dependent innate immune activation and, subsequently, elicit adaptive immunity in humans. The specific CpG, 7909, which we incorporate into our vaccine configurations, has been shown to induce both B cell proliferation, and dendritic cell maturation in clinical trials. Further, CpG-7909 elicited target-specific adaptive immunity when given in combination with an antigen. Safety assessments in these and other trials have defined the absorption, distribution, metabolism and elimination profiles of oligonucleotides including those containing phosphorothioate linkages, such as CpG-7909. Adverse events were consistent with TLR-9 activation, and included local injection site reactions and flu-like symptoms. Few serious adverse events have been observed. We believe our thoughtfully designed AMP modified CpG adjuvant has the potential to induce an enhanced immune response due to its specific engagement with the lymph nodes.

Preclinical studies evidenced the immune activity generated by AMP-modified CpG

We evaluated the activity of innate cells in the lymph nodes of mice 24 hours after administration of soluble and AMP-modified CpG and found that compared to soluble CpG, AMP-CpG induced frequencies of CD11c DCs which were higher for numerous activation markers including CD80, CD86 and CD40. Prior preclinical studies have shown that while soluble CpG induced increased levels of serum cytokines following dosing, AMP-CpG dosing resulted in levels similar to the control group. These data are consistent with the evidence that AMP-CpG exclusively targets the lymph nodes rather than being distributed systemically.

AMP-modified CpG showed increased immune activation compared to soluble CpG

To further validate the ability of the adjuvant to generate a strong immune response, we conducted in vivo animal studies in a model of SARS-CoV-2 infection and noted that AMP-modified CpG induced a polyfunctional CD8+ T cell response. In a mouse study of a vaccine constructed from the SARS-CoV-2 Spike protein receptor binding domain, or RBD, and either an alum adjuvant, soluble-CpG adjuvant or AMP-modified CpG adjuvant, the vaccine containing the AMP-modified CpG adjuvant generated significantly more antigen-specific T cells capable of producing the cytokines IFNg and TNFµ than either the alum or soluble-CpG comparators, reflecting enhanced T cell activation. These results are presented below.

AMP-modified CpG generated an increase in cytokine-producing T cells specific to SARS-CoV-2

Persistence of the elevated immune activity was also observed in long term follow up of animals after completion of the vaccination regimen as reflected in increased T cell activity and cytokine levels illustrated below.

AMP-modified CpG Induced T cell responses which persisted for months after administration

We recently completed NHP dosing of AMP-CpG as the adjuvant component of our SARS-CoV-2 vaccine candidate, ELI-005. One group of six rhesus macaques received a priming dose, which was followed four weeks later by a boosting dose of the SARs-CoV-2 Spike RBD along with an AMP-modified CpG adjuvant. We found no clinically significant site reactogenicities such as redness, swelling or itching, no increases in daily temperature and no safety signals from blood chemistry or hematology after either the first or second immunizations. sCD40L was elevated above baseline, although no other cytokines showed a notable increase over baseline.

AMP-modified CpG was observed to generate a neutralizing antibody response in these NHP studies. Two weeks after receiving the booster dose, anti-Spike RBD IgG titers expanded, increasing by as much as 1,000-fold with seroconversion noted in each of the six animals studied. Neutralizing antibody titers were also noted to display an appreciable increase at week six, well over a 100-fold increase over recorded baseline levels and a ten-fold increase over levels detected in convalescent human sera. Moreover, the level of seroconversion achieved with convalescent plasma was below 75%, less than the levels achieved with AMP-CpG.

AMP-CpG produced immune response to the SARS-CoV-2 RBD

Also noted was the increase in cytokine activity achieved in both CD8+ and CD4+ T cells with AMG-CpG, with appreciable increases in TNFµ, IL-2 and IFNg observed over baseline levels. Cytokine expression achieved in CD8+ T cells is presented below.

AMP-CpG generated elevated cytokine levels

Our Preclinical Programs

AMP Cell Therapy Activators

We believe that our AMP platform has the potential to enhance the efficacy of current and emerging CAR-T therapies. CAR-Ts have demonstrated remarkable therapeutic results and have been shown to eliminate tumors in some forms of cancer, particularly hematologic malignancies in some patients. Yet CAR-T therapies have failed to show similar benefits in most other cancer indications, with solid tumors posing a particular challenge, largely related to the inability of current CAR-Ts to properly expand their numbers, efficiently infiltrate solid tumors, and eliminate cancerous cells. We believe an important reason for these limitations is that CAR-Ts, as currently used, do not engage the lymph nodes and are not sufficiently activated at these important immune orchestrating sites. We believe that concomitant use of our AMP platform with CAR-Ts will improve cell expansion, functionality and persistence.

In 2019, it was demonstrated that attaching our proprietary CAR-T activators to AMPs, which are then carried to the lymph nodes by albumin, inserting themselves into APCs through their fatty acid tail structure, improved response in preclinical models. The APCs then present the activator molecules, which prime CAR-Ts in the lymph node microenvironment. This, in turn results in CAR-T expansion, increased donor cell polyfunctionality, and enhanced antitumor activity in pre-clinical models. The enhanced response generated by these CAR-T activators, which we refer to as AMPlifiers™, is illustrated below.

CAR-T AMPlifiers enhance CAR-T therapy deployment

We believe our proof-of-concept studies demonstrate the improved results achieved using CAR-T AMPlifiers.    CAR-T monotherapy in mice led to less expansion in peripheral blood in these experiments. When the same CAR-T dose was combined with our CAR-T AMPlifiers, the CAR-T response expanded to yielding as much as 70% of the total CD8+ T cells in peripheral blood in animal models.

Of particular note is the potential enhancement to therapeutic benefit achieved using CAR-T AMPlifiers. Compared to CAR-T therapy alone, the combination of CAR-T therapy with CAR-T AMPlifiers has generated substantial increases in tumor infiltrating CAR-T cells, cytokine activity among CAR-Ts, enhanced CAR-T cytolytic function and the induction of antigen spreading, whereby the native immune response is triggered to recognize tumor-specific antigens other than the one targeted by the CAR-Ts. In preclinical studies involving disease models in which CAR-T therapy by itself produced limited to no detectable therapeutic effect, CAR-T AMPlifiers led to a durable cure in a large percentage of the animals. Cured animals were rechallenged with additional inoculations of tumors. In every case, the CAR-Ts activated by AMP established a group of memory T cells that eliminated the newly introduced cancer cells, regardless of whether the tumor retained expression of the CAR target antigen, leaving the animals in complete remission. These data indicate the promise of the CAR-T AMPlifier combination to provide lasting tumor control for patients.

ELI-011: Our CD19 CAR-T AMPlifier Program

Based on the additive effects observed in mouse models combining AMPlifiers and CAR-T therapies, we believe that an AMP-based immunotherapy administered in conjunction with a CAR-T therapy may generate efficacy improvements. We have entered into a collaboration with the Moffitt Cancer Center to evaluate the combination of our CD19 CAR-T AMPlifier, which we refer to as ELI-011, together with CD19-targeted CAR-T therapy, in mouse models of B cell lymphoma. Positive results in these preclinical assessments may support the advancement of the program into clinical trials.

Despite high initial response rates with marketed CD19-specific CAR-T therapies, cancer progressed in more than 50% of patients following treatment. We believe this progression may correlate with poor expansion and persistence of the administered CAR-Ts. Our AMPlifiers have been observed to overcome this limitation in preclinical studies, as well as improve trafficking into the tumor and enhance the functional quality of generated T cells, required to stimulate increased cytokine production. We believe these results may be indicative of the potential of an AMPlifier, in combination with engineered T cells (including marketed CD19-specific CAR-T therapies), to improve durability of response.

ELI-003: Our Product Candidate for ALK-driven Cancers

In addition to our KRAS program and our AMP adjuvant initiative, we are evaluating our ALK program as a potential internal development candidate. We believe characteristics of ALK-driven disease and the likely costs of a clinical development initiative may support its further consideration as the target of an independent development candidate.

ALK is the gene that codes for the signaling protein, anaplastic lymphoma kinase. Translocations involving the ALK gene are responsible for approximately 5% of all NSCLC cases. Like KRAS, ALK is a primary driver mutation, with tumor selective and consistent expression maintained in all tumor cells throughout disease progression. While the use of tyrosine kinase inhibitors, or TKIs, to treat ALK-driven cancers has proven highly effective, the therapeutic benefit of TKIs is of limited duration, as resistance is almost universally developed, requiring an alternative therapeutic strategy. CPIs alone have not been shown to be effective against ALK-driven cancers.

Preliminary investigations suggest that vaccination against ALK using an AMP-modified CpG adjuvant result in therapeutic immunity. Studies involving a mouse model showed that use of an AMP vaccine increased survival. Moreover, we believe the use of ELI-003 may act in a complementary and possibly synergistic manner with TKI therapy and may enable increased CPI efficacy.

ELI-005: Our Product Candidate for Prevention of COVID-19

We have conducted initial assessments of the viability of using our AMP platform to induce immune responses targeting SARS-CoV-2 and believe it may be well suited as a vaccine using an AMP adjuvant.

Coronavirus infectious disease 2019, or COVID-19, caused by the novel coronavirus SARS-CoV-2, has swept rapidly throughout the world in 2020 and 2021. In early 2020, the World Health Organization, or WHO, declared COVID-19 a public health emergency of international concern.

SARS-CoV-2 is an enveloped, single-stranded, positive-sense RNA virus belonging to the family Coronavidae and the genus ß-coronavirus. The genome of SARS-CoV-2 encodes one large Spike protein (S), which plays a pivotal role during viral attachment and entry into host cells. The S protein has been frequently considered as the major antigen target for vaccines against human coronaviruses such as SARS-CoV, and MERS-CoV because it contains the major epitopes targeted by neutralizing antibodies, and in more recent studies has also been considered for vaccines against SARS-CoV-2. We have developed a vaccine candidate focused on specific regions encoded by the S domain of the viral genome.

We are working to deploy our AMP platform to potentially address the COVID-19 crisis. Our AMP-CpG adjuvant has been manufactured in a separate cGMP workstream, so that it can be combined with different SARS-CoV-2 antigens. At this point in the pandemic, we believe coverage for the currently circulating strains is important. For example, compared to the Spike RBD sequence of the initial SARS-CoV-2 strains in circulation worldwide, strain B.1.1.7, known as the United Kingdom, or UK, variant, has a single amino acid difference; strain P.1, known as the Brazilian variant, has three amino acid differences; and strain B.1.351, known as the South African variant, has three amino acid differences. The RBD is an important target for the immune response because it is the target for neutralizing antibody responses to SARS-CoV-2 and related coronaviruses including MERS and the original SARS virus. Likewise, these Spike antigens contain T cell epitopes, generating cell mediated immunity in SARS-CoV-2, MERS and SARS. We believe that the strong T cell responses generated by ELI-005 suggest that it may address these variants, since the majority of amino acid regions recognized by T cells have been conserved in the South Africa and UK strains.

Our AMP Platform: A Differentiated Approach to Immunotherapy

We are addressing the challenge of direct lymph node engagement with next-generation immunotherapies based on our AMP platform. This platform allows us to develop numerous differentiated treatment modalities including therapeutic vaccines, adjuvants, and our proprietary cell therapy AMPlifiers. Our AMP platform is intended to deliver conventional immunomodulatory payloads including peptides, proteins and nucleic acids directly and preferentially to the lymph node, which can facilitate interaction with the various components of the adaptive immune system. In our preclinical studies, these interactions result in an enhanced therapeutic immune response. We believe this lymph node-targeting technology has the potential to be broadly applicable to address significant unmet medical needs.

An amphiphile is a chemical compound with both hydrophilic, or water soluble, and lipophilic, or lipid soluble, properties. This distinction is central to the development of our AMP platform. Of critical importance to our AMP platform is its use of endogenous albumin as the carrier molecule. Albumin is a large 66.5 kD molecule that has multiple roles that are important to maintaining healthy functioning, including stabilizing extracellular fluid volume and functioning as a carrier protein for a variety of compounds including drugs, thyroid hormones and fatty acids. In addition to being present in the serum in blood plasma, albumin is quite abundant in the interstitial fluid of the tissues, where it drains through the lymphatic capillaries and vessels of the body, passing through numerous lymph nodes prior to exiting through the subclavian vein and returning to the blood system. As such, we believe endogenous albumin and its ubiquitous presence in the tissues make it an ideal carrier to transport immune therapies and vaccines to the lymph nodes.

AMP construction

A molecular conjugation approach for delivery of immune therapeutics to lymph nodes

Our AMP platform capitalizes on the differences between the migration routes of large and small molecules through the lymphatic system to enhance the immunostimulatory capabilities of various agents by increasing their exposure in the lymph nodes. In addition, our AMP platform embraces modular conjugation, allowing for potential application to multiple therapeutic modalities, including peptides, proteins, nucleic acids and small molecules. Constructed from an albumin-binding lipid tail, a therapeutic payload, and an optional linker, our AMP configurations are designed to emulate the efficient lymphatic navigation of large macromolecules to preferentially accumulate in the lymph nodes, where they can activate immune cells to orchestrate key features of protective immune responses, including response magnitude and functional quality. When applied to immunostimulatory agents with poor inherent access to the lymph nodes, the AMP strategy can effectively reprogram their biodistribution to promote their lymph node uptake and enhanced action on key immune cells. By applying this fundamental mechanistic distinction throughout our portfolio of product candidates, we believe we can develop immunotherapies that optimally engage the lymph nodes to overcome certain therapeutic limitations of currently approved immunotherapies and enable certain immunotherapy programs in research and development. Therapeutics developed using our AMP platform are made up of three core components:

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Albumin-targeting binding vehicle: Binding to endogenous albumin at the injection site is enabled through the incorporation of a fatty acid chain. This moiety, which mimics endogenous fatty acids that bind naturally to albumin, is designed to provide for optimal binding characteristics which allow for efficient association with albumin and delivery of the desired payload to the lymph node. Through experimental refinement of this component’s structure, we have selected a two-chain, or diacyl, molecular configuration, with a specific chain length and saturation of the carbon-backbone, designed to enhance lymph node biodistribution.

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Linker molecule: The second optional component of our AMP platform is a linker molecule made from PEG, which connects the lipophilic-binding functional domain with the therapeutic payload. We believe, integration of the PEG-based linker into our AMP offers multiple benefits. Specifically, we believe that this enhances our AMP’s hydrophilic properties, which enhances pharmaceutical properties such as solubility. The linker molecule is also intended to protect the therapeutic payload from enzymatic degradation as it travels through the lymphatic system and to permit us to control payload delivery characteristics.

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Therapeutic payload: We have designed our AMPs for potential use with a broad array of therapeutic modalities, including small molecules, nucleic acids, peptides, and proteins. We believe this range of available payloads, specifically designed for use with our AMP platform, which enables their direct lymph node engagement, provides us significant flexibility related to modality selection for immune system activation and stimulation. Moreover, we believe our use of well-characterized payloads with proven immunological activity will enable us to more quickly and reliably generate product candidates capable of eliciting a therapeutic response of clinical benefit.

Our initial preclinical efforts focus on optimizing and validating our AMP platform

We believe the research we have conducted to date supports our belief that our AMP constructs will be able to navigate to and aggregate in lymph nodes throughout the body and persist in the lymph nodes to promote efficient uptake into key immune cells, while maintaining the stability necessary to drive a strong and coordinated immune response. We have improved our AMP platform over the course of numerous preclinical studies including evaluations related to the optimal lengths of both the diacyl lipid chain and the PEG linker. We believe these studies demonstrate that our AMP platform is capable of precisely targeting the lymph nodes to activate a strong, sustained and coordinated immune system response. Results generated in some of these studies are presented below.

In a study of linker length and its influence on uptake of AMP by the lymph node, mice were dosed with AMP-variants constructed with various lengths of PEG linker along with a fluorescent label, with their lymph nodes harvested 24 hours later. Lymph node uptake was assessed for AMP candidates containing linker lengths of 6, 12, 24, 36 and 48 PEG units. Lymph node uptake of a soluble unmodified fluorescent peptide was also separately evaluated as a reference. Data generated from this series of animal studies are presented in the following scans where whole resected lymph nodes are shown and increased color denotes increased fluorescent intensity indicating uptake into the lymph node. Increasing PEG length is correlated to an increase in lymph node targeting.

Lymph node uptake of PEG spacers are more pronounced at longer lengths

As is illustrated in the scans, lymph node uptake of the AMP molecules is more pronounced with increased length. After administration at the base of the tail, measurements of uptake in the inguinal nodes provided evidence of a more than four-fold increase in lymph node delivery as measured by fluorescence simply in a doubling of the PEG length from 24 to 48 units, and measurement of delivery to the more distant axillary nodes reflected a three-fold increase.

Similar preclinical studies were conducted to assess the relationship between the length of the acyl chains included in the diacyl lipid element of the AMP and its uptake into the lymph nodes. Carbon acyl chains of 12, 14, 16 and 18 units in length were evaluated with uptake quantified using fluorescent labeling. As above, lymph node uptake of a soluble unmodified fluorescent peptide was also separately evaluated as a reference.

A longer carbon backbone enhanced lymph node uptake of the diacyl lipid

Similar to the studies evaluating linker length, the evaluation of various lengths of diacyl carrier revealed that longer lengths promoted enhanced lymph node uptake, with the antibody response produced by longer lengths found in the study to be more than three times stronger in both the inguinal and axillary nodes, as compared to the signal produced at the shorter lengths.

Additional preclinical mouse studies were conducted with novel AMP-CpG conjugates to assess the ability of AMP to deliver a powerful adjuvant to the lymph nodes. In these studies, it was observed that an increase in affinity for albumin corresponds with an increase in accumulation in the lymph nodes. This activity suggests that the immunostimulatory effect of the CpG adjuvant would likewise be strengthened. Importantly, as evidenced by studies conducted to benchmark AMP activity against current delivery strategies, AMP-modified CpG displayed much higher concentration in the lymph nodes than other well-known approaches to improving CpG activity including formulation with either incomplete Freund’s adjuvant, or IFA, or in liposomal carriers. The data from these studies are discussed below.

Longer length variants of AMP improve CpG localization in the lymph nodes

Histological studies using fluorescent microscopy provide further corroborating evidence of AMPs enhanced ability to deliver CpG adjuvant to the lymph nodes, which we believe will activate and stimulate a stronger immune response. As depicted in the images below, B cells, shown in pink, localize in cortical regions of the lymph node and overlay specifically to regions populated with macrophages and DCs. Soluble CpG shows little ability to aggregate at the lymph nodes. In contrast, AMP-linked CpG is seen not only penetrating the lymph nodes but also migrating to the specific areas of the lymph nodes where the APCs, critical to immune response activation, are dominant.

Lymph node localization of AMP-linked CpG is in areas of high APC activity is pronounced

Flow cytometry confirms these observations. In the soluble form, CpG is accessing less than 20% of macrophages and DCs. The percentage of AMP-CpG conjugate interacting with APCs rises to between 60% and 80%.

The strength of the immune response generated and the mechanism by which it is achieved are shared across species. In an NHP study of our AMP platform using rhesus macaques, animals were dosed with fluorescently labeled AMP-modified CpG or AMP-peptide conjugates, with lymph nodes harvested 24 hours later and compared against unmodified soluble analogs for lymph node uptake. As presented below, while CpG adjuvant showed a marginal improvement over the peptide, its presence was detected at only very low levels and neither approached the level of uptake seen in the AMP-linked conjugates. The AMP constructs showed an eight-fold increase in lymph node uptake relative to the soluble equivalents.

Enhanced lymph node delivery is observed in NHPs

In analogous studies of mice, when the dosed animals were evaluated for the strength and character of the immune response to determine functionality, a striking difference in the morphology of the lymph nodes was observed between animals dosed with soluble CpG and those dosed with AMP CpG. Lymph nodes taken from the animals dosed with AMP CpG displayed a greater size than those from the soluble CpG cohort. We believe these findings provide another indication of AMP migration to the lymph nodes with engagement and activation of the immune response cascade, resulting in swelling of the lymph nodes from immune cell proliferation and/or influx consistent with increased immune activation. A representative example of lymph nodes taken from the animals is presented below.

The morphology of the lymph nodes supports the strength of an AMP-driven immune response

Whereas soluble CpG shows limited improvement in driving an enhanced immune response, our AMP-CpG technology has produced increased immune response. We believe this improvement is best evidenced by our current generation of AMP platform, optimized over successive generations, with greater lymph node delivery producing improvements in T cell engagement.

Lymph node targeting drives increased T cell activation

Studies involving the biodistribution of our AMP platform reveal that the effects of our AMP are not restricted to lymph nodes local to the injection site, but rather demonstrate broad dissemination, generating a widely distributed immune response activation. Dosing of mice with a gp100-specific vaccine was followed 2 days later by the administration of T cells responsive to the vaccine; lymph nodes were then evaluated one day later. We observed that while soluble gp100 vaccination generated some response across a range of lymph nodes proximal and distal to the injection site, AMP-modified gp100 constructs generated a stronger immune response. In addition, even after a seven-day delay in administration of vaccine-specific T cells, the persistence of the AMP-conjugate vaccine in activating the immune response in both the draining lymph node and distal nodes was demonstrated to be longer than that for soluble gp100, expanding the number of engaged immune cells. Data from these studies are presented below.

Our AMP activates and maintains immune response across lymph nodes

Additional analyses were conducted to evaluate the stability of peptides delivered using our AMP platform and their sensitivity to degradation. Whereas the introduction of soluble peptides to serum reduces their ability to activate immune cells, similar reductions were not observed with AMP constructs. This observation suggests that our AMP-modification enhances resistance of peptides to mechanisms of degradation, perhaps in part mediated by steric hindrance limiting enzymatic access to AMP-peptides bound to albumin.

Our AMP platform also demonstrated an ability to enhance a functional CD8+ T cell response. The gp100 melanoma antigen is a highly tolerized TAA and is quite limited in its immunogenicity. Accordingly, stimulating an immune response to the gp100 melanoma antigen has historically been difficult. In a study of mice that involved repeat-dosing of the gp100 antigen, use of soluble gp100 vaccine generated a weak immune response with only 2% of the T cells specific to the antigen, as measured by their expression of the cytokine g-interferon. Use of the AMP construct demonstrated that over 50% of T cells were activated in some animals, with as much as a 22-fold increase over soluble gp100 responses.

Our AMP generates a stronger functional T cell response than conventional technology

AMP Platform Mechanism of Action

The feasibility of using albumin to facilitate the delivery of molecules specifically to the sentinel lymph nodes is well established. Surgeons routinely administer albumin-binding fluorescent dyes to melanoma and breast cancer patients to visualize the drainage of lymphatic vessels into sentinel lymph nodes to guide the surgical procedures and increase the accuracy of assessments for potential metastases. These dyes are too small to efficiently accumulate in lymphatics independently but bind tightly with endogenous albumin in the interstitial fluid at the injection site, which then chaperones the dyes through the lymphatics into the lymph node. We utilize similar mechanistic principles to facilitate transport and delivery of our therapeutic AMP constructs to the lymph nodes. Once delivered to the lymph nodes, our immunomodulatory payload is transferred to APCs.

Delivery directly to the lymph nodes

In order to facilitate the generation of antigen-specific T cells, APCs must deliver three critical signals to the T cell. The first signal involves antigenic peptides, derived from APC protein-processing pathways, presented in the context of the appropriate major histocompatibility complex, or MHC, molecules. Upon encountering an AMP-peptide in the lymph node, APCs engulf and process the AMP construct into antigenic fragments, with APC activity facilitated by activation of certain pathways of the innate immune system, such as TLRs. These fragments then associate with major histocompatibility complex class I or class II, MHC class I or MHC class II, structures, which in turn activate the adaptive immune system’s response cascade. The MHC class I peptide antigen complex engages with the T cell receptor, facilitated by the CD8 co-receptor and co-stimulatory ligands, which increase APC interaction with the T cell.

The second signal involves the APC expressing positive costimulatory molecules, principally, CD40, CD80 and CD86. Conformational changes related to the CD80 receptor of the APC binding with the CD28 co-receptor on the T cell trigger the activity of CD8+ T cells. At the same time the MHC class II antigen complex, along with the coordination of CD4+ T cells, stimulates B cells to produce antibodies directed towards specific epitopes. APCs typically present peptides derived from exogenous protein through the MHC class II pathway, but can also, when appropriately activated, efficiently cross present exogenous antigen through the MHC class I pathway, resulting in enhanced CD8+ T cell activation. Cross presentation is critical for generating a CD8+ T cell mediated immune response to viruses and tumors. In the presence of sufficient negative co-stimulatory signals, or the lack of sufficient positive co-stimulation, the interaction between APCs and T cells can lead to tolerization, dysfunction, or death of the T cells rather than activation and expansion. Our AMP therapeutics are designed to avoid this occurrence, through the inclusion of an adjuvant that is intended to enhance the co-stimulatory function of the APCs.

The third signal collectively refers to the cytokine microenvironment of the immune synapse where the priming interaction between APCs and T cells is occurring. This cytokine combination determines the differentiation and fitness of the downstream T cell response. We believe our AMP platform is able to leverage the concentration of critical immune cells present in the lymph nodes to efficiently activate DCs, which in turn drive and sustain these critical three critical signals to orchestrate the adaptive immune response.

Presentation of our AMP to the T cell results in a strong, coordinated response

The therapeutic utility of both CAR-T and CPIs requires sufficient tumor-specific T cells, particularly CD8+ T cells, in coordination with sufficient co-stimulatory molecules in the tumor microenvironment, or TME, to activate and sustain a targeted immune response. Patients whose tumors remain resistant to infiltration by T cells represent a significant unmet medical need. We believe our technology has the capability to facilitate T cell expansion, activation, maturation, trafficking, functionality and persistence required for effective CPI therapy. We believe these characteristics are essential to treatments that are both efficacious and durable.

Licensing, Collaboration and Partnership Agreements

MIT License Agreement

On January 27, 2016, we entered into an Exclusive Patent License Agreement with MIT, which has been amended from time to time, which we refer to as the MIT License Agreement. Pursuant to the MIT License Agreement, we were granted an exclusive, worldwide license, with the right to sublicense, to certain patents and patent applications owned by MIT related to the “Amphiphile” technology for the diagnosis, treatment or prevention of diseases. The licensed patent claims cover vaccine products in development by us for our current lead programs in tumor indications where mutant KRAS, rearranged ALK, or certain other proteins are a driver of disease, as well as programs using CpG as an adjuvant for immune activation in conjunction with an immunostimulatory agent. The MIT License Agreement established annual license payment obligations and intellectual property cost reimbursement obligations for which we are responsible, specific product categories (including immunotherapeutic products and adjuvant products) for which we are required to invest specified minimum amounts of research funding and the timing of such investment, specified development and commercialization milestone obligations, and payments due with respect to the achievement of these milestones.

On January 31, 2019, the MIT License Agreement was amended to add patent applications owned by MIT describing the use of the Amphiphile technology licensed in the 2016 license to boost the performance of CAR-T and other cell therapies. Subsequently, on January 7, 2021, the MIT License Agreement was further amended to add exclusive rights to patent applications covering binding ligands for CD19 CAR-T receptors and methods of screening for ligands to bind with specific CAR-T receptors.

Under the terms of the MIT License Agreement, we are obligated to use commercially reasonable diligent efforts to develop and commercialize licensed products, and to use such efforts to accomplish specified development and commercial launch objectives in accordance with a specified timeline as well as to expend specified resources in the development and commercialization of immunotherapeutic products and adjuvant products. We are obligated to pay an annual license maintenance fee, which can be credited against royalties paid to MIT during the same calendar year. We are also obligated to make milestone payments upon the occurrence of specific development and commercialization achievements. These milestone payments could, in the aggregate, reach a maximum of $27.5 million. We are obligated to make royalty payments based on net sales by us and our sublicensees equal to (i) a fractional to low single digit percentage of net sales of products that would infringe the MIT patent rights and (ii) a fractional percentage of net sales of products that could not have been identified, selected, or determined to have biological activity but for the use or modification of products that would infringe the MIT patent rights. These royalty rates are subject to an upward adjustment if we or a sublicensee commence an action against MIT to declare or render invalid or unenforceable any of the licensed patent rights; and the amount of royalties payable to MIT are subject to a downward adjustment if we are required to secure certain patent licenses from third parties to avoid infringement by the practice of the licensed patent rights. These royalties are payable (1) until the expiration of the last to expire of the MIT patent rights with respect to products that would infringe the MIT patent rights and (2) for a period of twelve (12) years following the first commercial sale of products that could not have been identified, selected, or determined to have biological activity but for the use or modification of products that would infringe the MIT patent rights.

We are also obligated to pay a percentage of any revenue that we or our sublicensees earn from the provision of services using licensed products or that utilizes a process that would infringe the MIT patent rights. We are also obligated to pay a percentage of any payments we receive from our sublicenses, with certain exceptions. We are also required to share a portion of any funds we or a sublicensee receives in respect of the sale of a regulatory voucher that is granted by any regulatory authority based upon the regulatory approval of a product subject to the MIT License Agreement for the treatment of a neglected disease. MIT controls the prosecution and maintenance of the licensed patent rights, and we are required to pay all costs and fees associated with patent prosecution and maintenance of the licensed patents. Patent protection for the MIT licensed patents is being sought in the United States and elsewhere, including Australia, Canada, Europe, Hong Kong and Japan.

The term of the MIT License Agreement will continue in effect until the expiration or abandonment of all issued patents and filed patent applications within the licensed patent rights, unless earlier terminated. MIT may terminate the MIT License Agreement upon our uncured material breach of the MIT License Agreement or upon the occurrence of certain events, including if we or a sublicensee commence an action against MIT to declare or render invalid or unenforceable any of the licensed patent rights, or upon specified insolvency or bankruptcy events concerning us. We may terminate the MIT License Agreement without cause upon six months advance written notice to MIT and upon payment of all amounts due MIT through the date such termination takes effect.

Intellectual Property

Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.

We have sought patent protection in the United States and internationally related to our AMP platform technology as well as our KRAS and universal adjuvant programs. However, we do not own any issued patents covering our clinical product candidates and our patent portfolio currently comprises only applications. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form or scope that will provide us with meaningful protection for our product candidates. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection, as trade secrets do not protect against independent development of a technology by third parties.

We expect to file additional patent applications in support of current and new clinical candidates as well as new platform and core technologies. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates will depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes.

The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration to account for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions.

In some instances, we have submitted and expect to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

We file U.S. non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We seek to file patents containing claims for protection of all useful applications of our proprietary technologies and any products, as well as all new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for our processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

In addition to patent protection, we also rely on trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

The patent positions of biotechnology companies are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors—Risks Related to Intellectual Property.”

When available to expand market exclusivity, our strategy is to obtain, or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Company-owned Intellectual Property

We have pending U.S. and Canadian patent applications entitled “ALK polypeptides and methods of use thereof”, which are related to our products in development for tumor indications where rearranged ALK is a driver of disease. We also have a patent family entitled “Compounds including a mutant KRAS sequence and a lipid and uses thereof” with pending applications in the United States, the United Arab Emirates, Australia, Brazil, Canada, China, Europe, Israel, India, Japan, South Korea, Mexico, Malaysia, Nigeria, New Zealand, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and South Africa. This patent family relates to our products in development for tumor indications where mutant KRAS is a driver of disease.

We also have a patent family entitled “CpG amphiphiles and uses thereof” with pending applications in the United States, the United Arab Emirates, Australia, Brazil, Canada, China, Europe, Israel, India, Japan, South Korea, Mexico, Malaysia, Nigeria, New Zealand, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and South Africa. This patent family relates to our products in development for tumor indications where expression of human papillomavirus protein(s) are a driver of disease.

We also have pending U.S. provisional patent applications entitled “Compositions and methods for inducing an immune response against coronavirus” and “Uses of amphiphiles in immune cell therapy and compositions therefor.” These pending claims relate to the use of our AMP technology, including products in development, in methods of inducing an immune response against coronavirus and in immune cell therapy.

We have sole ownership of these patent applications. If we are granted patents on these pending applications, we anticipate patent expiration would occur between 2037 and 2042 without taking into consideration patent term adjustments or extensions.

Licensed Intellectual Property

We have an exclusive license from MIT for six patent families related to aspects of our AMP technology platform:

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“Immunostimulatory compositions and methods of use thereof”, which contains three patents granted in the United States, patents granted in Europe, Hong Kong, and Japan, as well as pending applications in the United States, Europe, Hong Kong, and Japan, which relates to aspects of our AMP platform technology;

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“Albumin binding peptide conjugates and methods thereof” with pending applications in the United States, China, Hong Kong, Japan, and Europe, which relates to certain additional aspects of our AMP platform technology;

•	“Chimeric antigen receptor-targeting ligands and uses thereof” with pending United States and PCT international applications, which relates to further aspects of our AMP platform technology;

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“Compositions for chimeric antigen receptor T cell therapy and uses thereof” with pending applications in the United States, Australia, Canada, China, Europe, Japan, South Korea, Mexico, New Zealand, and Russia, which relates to the use of our AMP platform technology in connection with CAR-T therapy;

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“Uses of amphiphiles in immune cell therapy and compositions therefor” with pending United States and PCT international applications, which relates to use of our AMP platform technology in connection with immune cell therapy; and

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“Methods for identifying chimeric antigen receptor-targeting ligands and uses thereof” with pending United States and PCT international applications, which relates to methods of identifying further ligands for use in our AMP platform technology.

For these patents and for any patents granted on the pending applications, we anticipate patent expiration to occur between 2033 and 2041, without taking into consideration patent term adjustments or extensions.

We also have an exclusive license from Dr. Roberto Chiarle for a patent family entitled “Anaplastic lymphoma kinase (ALK) as oncoantigen for lymphoma vaccination,” which contains two granted U.S. patents. This patent family relates to ALK antigen sequences that may be used in connection with our AMP platform technology. We anticipate patent expiration to occur in 2028 and 2031 without taking into consideration patent term extension.

Competition

We face substantial competition from multiple sources, including large and specialty pharmaceutical, biopharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge within the field of immunotherapy and, furthermore, within the treatment of infectious diseases and cancers.

In addition to the current SOC treatments for patients with infectious diseases or cancers, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates in the field of immunotherapy. Results from these studies and trials have fueled increasing levels of interest in the field of immunotherapy.

Companies either marketing or developing KRAS-targeted therapies include Amgen, Inc., who has a Phase 3 KRAS G12C NSCLC small molecule, Mirati Therapeutics, Inc., and Revolution Medicines, Inc.. Other companies in the immunotherapy and cancer vaccine space include BioNTech SE, Gilead Sciences Inc., Novartis AG, Gritstone Oncology, Inc., Moderna, Inc., Roche Holding Ltd./Genentech, Inc., Merck & Co., Inc., Bristol Myers Squibb Co., and AstraZeneca Plc. While many of these programs are in preclinical stages or Phase 1 clinical trials, Amgen and Mirati have product candidates that are further along in development.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process, and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retain qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be product safety, efficacy, convenience and treatment cost.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacturing, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, and export of biopharmaceutical products. In addition, sponsors of biopharmaceutical products participating in Medicaid, Medicare, and other government healthcare programs are required to comply with mandatory price reporting, discount, and rebate requirements. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with compliance with applicable statutes and regulations, requires the expenditure of substantial time and financial resources.

FDA Regulation

In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Services Act, or PHSA, and their implementing regulations. The FDA further has issued a growing body of guidance documents, which, while not binding, provide the agency’s current interpretation of its statutes and regulations. By example, in light of the COVID-19 pandemic, the FDA has issued a number of guidance documents to assist companies navigating COVID-19, product development, and manufacturing.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin at United States clinical trial sites;

•	approval by an institutional review board, or IRB, for each clinical site, or centrally, before each trial may be initiated;

•	adequate and well-controlled human clinical trials to establish the product candidate’s safety, purity, and potency for its intended use, performed in accordance with Good Clinical Practices, or GCPs;

•	development of manufacturing processes to ensure the product candidate’s identity, strength, quality, purity, and potency;

•	submission to the FDA of a biologics license application, or BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the products are produced to assess compliance with cGMPs, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics’ identity, strength, quality, purity, and potency as well as satisfactory completion of an FDA inspection of selected clinical sites and selected clinical investigators to determine GCP compliance; and

•	FDA review and approval of the BLA to permit commercial marketing for particular indications for use.

Preclinical Studies and IND Submission

The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, as well as animal studies to assess potential safety and efficacy. Such studies must generally be conducted in accordance with FDA GLPs. Prior to commencing the first clinical trial at a U.S. investigational site with a product candidate, an IND sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data, any available clinical data or literature, and proposed clinical study protocols among other things, to the FDA as part of an IND.

An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within 30 days, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as review and approval of the study by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND. In addition, an IRB at each study site participating in the clinical trial or a central IRB must review and approve the plan for any clinical trial, informed consent forms, and communications to study subjects before a study commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. If a product candidate is being investigated for multiple intended indications, separate INDs may also be required. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if serious adverse events or other significant safety information is found.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities.

Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website. Sponsors or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.

The manufacture of investigational biologics for the conduct of human clinical trials is subject to cGMP requirements. Investigational biologics and their therapeutic substances that are imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

In general, for purposes of BLA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

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Phase 1—Studies are initially conducted in healthy human volunteers or subjects with the target disease or condition and test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution, and excretion. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.

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Phase 2—Controlled studies are conducted in limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety.

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Phase 3—These adequate and well-controlled clinical trials are undertaken in expanded subject populations, generally at geographically dispersed clinical trial sites, to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval. Under some limited circumstances, however, the FDA may approve a BLA based upon a single Phase 3 clinical study plus confirmatory evidence or a single large multicenter trial without confirmatory evidence.

Additional kinds of data may also help to support a BLA, such as patient experience and real-world data. For appropriate indications sought through supplemental BLAs, data summaries may provide marketing application support. For genetically targeted products and variant protein targeted products intended to address an unmet medical need in one or more patient subgroups with a serious or life threatening rare disease or condition, the FDA may allow a sponsor to rely upon data and information previously developed by the sponsor or for which the sponsor has a right of reference, that was submitted previously to support an approved application for a product that incorporates or utilizes the same or similar genetically targeted technology or a product that is the same or utilizes the same variant protein targeted drug as the product that is the subject of the application.

The FDA may also require, or companies may conduct, additional clinical trials for the same indication after a product is approved. These studies, referred to as Phase 4 studies, may be made a condition to be satisfied after approval. The results of Phase 4 studies can confirm or refute the effectiveness of a product candidate and can provide important safety information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Marketing Application Submission, Review by the FDA, and Marketing Approval

Assuming successful completion of the required clinical and preclinical testing, the results of product development, including chemistry, manufacture, and controls, non-clinical studies, and clinical trial results, including negative or ambiguous results as well as positive findings, are all submitted to the FDA, along with the proposed labeling, as part of a BLA requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances. Product candidates that are designated as orphan products are also not subject to application user fees unless the application includes an indication other than the orphan indication.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Orphan products are also exempt from the PREA requirements.

The FDA Reauthorization Act of 2017 introduced a provision regarding required pediatric studies. Under this statute, for product candidates intended for the treatment of adult cancer which are directed at molecular targets that the FDA determines to be substantially relevant to the growth or progression of pediatric cancer, original application sponsors must submit, with the marketing application, reports from molecularly targeted pediatric cancer investigations designed to yield clinically meaningful pediatric study data, gathered using appropriate formulations for each applicable age group, to inform potential pediatric labeling. The FDA may, on its own initiative or at the request of the applicant, grant deferrals or waivers of some or all of this data, as above. Unlike PREA, orphan products are not exempt from this requirement.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the product candidate outweigh the risks. The REMS plan could include medication guides, physician communication plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks.

Once the FDA receives an application, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has set the review goal of completing its review of 90% of BLAs within ten months of the 60-day filing date. This review goal is referred to as the PDUFA date. The PDUFA date is only a goal, thus, the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the sponsor otherwise provides substantial additional information or clarification regarding the submission.

The FDA may also refer certain applications to an advisory committee. Before approving a product candidate for which no active ingredient has previously been approved by the FDA, the FDA must either refer that product candidate to an external advisory committee or provide in an action letter, a summary of the reasons why the FDA did not refer the product candidate to an advisory committee. The FDA may also refer other product candidates to an advisory committee if FDA believes that the advisory committee’s expertise would be beneficial. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a Pre-Approval Inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a marketing application the FDA will inspect one or more clinical trial sites to assure compliance with GCPs.

After evaluating the marketing application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. A CRL indicates that the review cycle of the application is complete, and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the marketing application and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional clinical trials. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the kind of resubmission. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may also not approve label statements that are necessary for successful commercialization and marketing.

After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The FDA may also withdraw the product approval if compliance with regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires a high similarity to the reference product notwithstanding minor differences in clinically inactive components, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical studies, animal studies, and at least one clinical trial, absent a waiver by the FDA. There must be no difference between the reference product and a biosimilar in mechanism of action, conditions of use, route of administration, dosage form, and strength. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biologic is granted 12 years of exclusivity from the time of first licensure, and no application for a biosimilar can be submitted for four years from the date of licensure. However, certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the twelve-year exclusivity period. The PHSA also includes provisions to protect reference products that have patent protection. The biosimilar product sponsor and reference product sponsor may exchange certain patent and product information for the purpose of determining whether there should be a legal patent challenge. Based on the outcome of negotiations surrounding the exchanged information, the reference product sponsor may bring a patent infringement suit and injunction proceedings against the biosimilar product sponsor. The biosimilar applicant may also be able to bring an action for declaratory judgment concerning the patent.

Recently, Congress, the Administration, and administrative agencies have taken certain measures to increase drug competition and thus, decrease drug prices. By example, in 2020 FDA finalized a guidance document to facilitate biologic importation. Congress also passed a bill requiring sponsors of NDA and BLA approved products to provide sufficient quantities of drug product on commercially reasonable market-based terms to entities developing generic, biosimilar, and 505(b)(2) products. This bill also included provisions on shared and individual REMS for generic drug products.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted.

Orphan Products

The Orphan Drug Act provides incentives for the development of products for rare diseases or conditions. Specifically, sponsors may apply for and receive Orphan Drug Designation, or ODD, if a product candidate is intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain ODD if there is a product already approved by the FDA that that is considered by the FDA to be the same as the already approved product and is intended for the same indication. This hypothesis must be demonstrated to obtain orphan exclusivity. If granted, prior to product approval, ODD entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and certain user-fee waivers. The tax advantages, however, were limited in the 2017 Tax Cuts and Jobs Act. In addition, if a product candidate receives FDA approval for the indication for which it has ODD, the product is generally entitled to orphan exclusivity, which means the FDA may not approve any other application to market the same product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

Special FDA Expedited Review and Approval Programs

The FDA has various programs that are intended to expedite or simplify the process for the development and FDA review of certain products that are intended for the treatment of serious or life-threatening diseases or conditions, and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. The purpose of these programs is to provide important new therapeutics to patients earlier than under standard FDA review procedures.

To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product candidate is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. If Fast Track designation is obtained, sponsors may be eligible for more frequent development meetings and correspondence with the FDA. In addition, the FDA may initiate review of sections of an application before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a Fast Track product may be eligible for accelerated approval or priority review.

The FDA may give a priority review designation to product candidates that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of the serious condition. A priority review means that the goal for the FDA is to review an application within six months, rather than the standard review of ten months under current PDUFA guidelines.

Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means the FDA may approve the product based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. A drug or biologic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug or biologic from the market on an expedited basis. All promotional materials for drug or biologic candidates approved under accelerated regulations are subject to prior review by the FDA.

Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are eligible for intensive guidance on an efficient development program beginning as early as Phase 1 trials, a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative and cross-disciplinary review, rolling review, and the facilitation of cross-disciplinary review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Emergency Use Authorizations

While, in most cases, a biologic must be approved by FDA pursuant to a BLA before the product may be sold, when there is a public health emergency involving chemical, biological, radiological, or nuclear agents, including infectious diseases like COVID-19, new therapeutics may be distributed pursuant to an Emergency Use Authorization, or EUA. Under an EUA, FDA may authorize the emergency use of an unapproved medical product or an unapproved use of an approved product for certain emergency circumstances to diagnose, treat, or prevent serious or life-threatening diseases or conditions when certain statutory criteria have been met, and after the Secretary of the Department of Health and Human Services has issued a declaration of emergency or threat justifying emergency use. EUAs are intended to address serious or life-threatening diseases or conditions caused by a chemical, biological, radiological, or nuclear agent, including emerging infectious disease threats, such as the COVID-19 pandemic. To receive an EUA, the product sponsor must demonstrate that the product “may be effective” in the prevention, diagnosis, or treatment of an applicable disease or condition. Additionally, FDA must determine that the product’s known and potential benefits outweigh the known and potential risks. Further there must be no adequate, approved, and available alternative product for the indication. Potential alternative products may be unavailable if there are insufficient supplies to meet the emergency need. FDA may establish additional conditions on an EUA that are necessary to protect public health, including conditions related to information that must be disseminated to health care providers and patients, the monitoring and reporting of adverse events, and record keeping. Conditions may also relate to how a product is distributed and administered and how a product is advertised. Importantly, EUAs are not full marketing approvals. Rather, EUAs are only effective for the duration of the applicable EUA declaration. Full approval of the product under applicable standards established under the FDCA would be necessary to continue to distribute the product absent an EUA. EUAs may also be revised or revoked by FDA at any time. To date and with respect to the COVID-19 pandemic, while a number of medical devices have received EUAs, including in vitro diagnostic products, personal protective equipment, and ventilators, significantly fewer therapeutics have received EUAs.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements related to manufacturing, recordkeeping, and reporting, including adverse experience reporting, deviation reporting, shortage reporting, and periodic reporting, product sampling and distribution, advertising, marketing, promotion, certain electronic records and signatures, and post-approval obligations imposed as a condition of approval, such as Phase 4 clinical trials, REMS, and surveillance to assess safety and effectiveness after commercialization.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing annual program user fee requirements for approved products, excluding orphan products. In addition, manufacturers and other entities involved in the manufacture and distribution of approved therapeutics are required to register their establishments with the FDA and certain state agencies and list their products. Manufacturers must also provide certain information regarding the volume of drugs produced during the prior year.

Manufacturers and product sponsors are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other requirements, which impose certain procedural and documentation requirements upon the company and third-party manufacturers. Manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals, require label modifications, or request product recalls, among other actions, if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. A company can make only those claims relating to a product that are approved by the FDA. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Biopharmaceutical companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.

In addition, the distribution of prescription biopharmaceutical samples is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of samples at the federal level. Both the PDMA and state laws limit the distribution of prescription biopharmaceutical product. Certain reporting related to samples is also required. Free trial or starter prescriptions provided through pharmacies are also subject to price reporting regulations under the Medicaid Drug Rebate Program and potential liability under anti-kickback and false claims laws.

Moreover, the enacted Drug Quality and Security Act, or DQSA, imposes obligations on sponsors of biopharmaceutical products related to product tracking and tracing. Among the requirements of this legislation, sponsors are required to provide certain information regarding the products to individuals and entities to which product ownership is transferred, are required to label products with a product identifier, and are required to keep certain records regarding the product. The transfer of information to subsequent product owners by sponsors is also required to be done electronically. Sponsors must also verify that purchasers of the sponsors’ products are appropriately licensed. Further, under this legislation, manufacturers have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences of death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Similar requirements additionally are and will be imposed through this legislation on other companies within the biopharmaceutical product supply chain, such as distributors and dispensers, as well as certain sponsor licensees and affiliates.

FDA’s post-market requirements are continuously evolving and additional requirements may apply. For instance, in March 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which includes various provisions regarding FDA drug shortage reporting requirements, as well as provisions regarding supply chain security, such as risk management plan requirements, and the promotion of supply chain redundancy and domestic manufacturing. Any changes of law may require that we modify how we conduct our business and may require additional expenditure to ensure that we are in compliance.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license or approval suspension or revocation, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and adverse publicity, among other adverse consequences.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Companion Diagnostics and Other Combination Products

A biologic product may be regulated as combination product if it is intended for use in conjunction with a medical device, such as a drug delivery device or in vitro diagnostic devices. The combined use of the two products must be shown to be safe and effective and the labeling of the products must reflect their combined use. In some cases, the device component may require a separate premarket submission; for example, when the device component is intended for use with multiple drug products. Sponsors of clinical studies using investigational devices are further required to comply with FDA’s investigational device exemption regulations. Once approved or cleared, the sponsor of the device component submission (or the combination product submission, if both components are covered by one premarket submission) would need to comply with FDA’s post-market device requirements, including establishment registration, device listing, device labeling, unique device identifier, quality system regulation, medical device reporting, and reporting of corrections and removals requirements.

If the safety or effectiveness of a drug or biologic product candidate for its proposed indication is dependent on the measurement or detection of specified biomarkers, the FDA may require approval or clearance of an in vitro companion diagnostic device that measures such biomarkers, and require the labeling of both the biological product and the companion diagnostic to including instructions for use of the two products together. The type of premarket submission required for a companion diagnostic device will depend on the FDA classification of the device. A premarket approval, or PMA, application is required for high risk devices classified as Class III; a 510(k) premarket notification is required for moderate risk devices classified as Class II; and a de novo request may be used for novel devices not previously classified by FDA that are low or moderate risk. If a biologic product’s safe and effective use is dependent upon the use of a companion diagnostic device, FDA generally will not approve the biologic product if a companion diagnostic is not contemporaneously approved or cleared. However, if the biologic “is intended to treat a serious or life-threatening condition for which no satisfactory alternative treatment exists” and the biologic’s benefits “are so pronounced as to outweigh the risks from the lack of an” approved/cleared companion diagnostic, FDA may approve the biologic before clearance or approval of a companion diagnostic so long as a companion diagnostic is subsequently approved/cleared, and the biologic labeling is appropriately updated. Under such circumstances, FDA may also require additional safety measures, such as REMS or other post-market requirements.

Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

Our business activities, including but not limited to, research, sales, promotion, distribution, medical education, and other activities following product approval will be subject to regulation by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the Centers for Medicare and Medicaid Services, or CMS, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Our business activities must comply with numerous healthcare laws, including but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws.

The federal Anti-Kickback Statute, which regulates, among other things, marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging for the furnishing of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term “remuneration” has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical industry members on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. With respect to the safe harbors, HHS recently promulgated a regulation that is effective in two phases. First, the regulation creates two new safe harbors by excluding from the definition of “remuneration” certain limited categories of (a) PBM rebates or other reductions in price to a plan sponsor under Medicare Part D or a Medicaid Managed Care Organization plan reflected in point-of sale reductions in price and (b) PBM service fees. Second, effective January 1, 2023, the regulation expressly provides that rebates to plan sponsors under Medicare Part D either directly to the plan sponsor under Medicare Part D, or indirectly through a pharmacy benefit manager will not be protected under the anti-kickback discount safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, including purchases of products paid by federal healthcare programs, the statute has been violated. The Patient Protection and Affordable Care Act, or ACA, of 2010, as amended, also modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act, or FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses, and allegations as to misrepresentations with respect to products, contract requirements, and services rendered. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, since 2004, False Claims Act lawsuits against biopharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off label uses. Civil False Claims act liability may further be imposed for known Medicare or Medicaid overpayments, for example, overpayments caused by understated rebate amounts that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the FCA may result in exclusion from federal health care programs, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.

The civil monetary penalties statute is another potential statute under which biopharmaceutical companies may be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Additionally, the ACA amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Under the federal Physician Payments Sunshine Act and its implementing regulations, manufacturers of biologics for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) must make annual reports to CMS regarding payments and other transfers of value made to or at the request of covered recipients, such as, but not limited to, physicians, physician assistants, nurse practitioners, clinical nurse specialists, and certified registered nurse anesthetists and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family. Certain payments for clinical trials are included within the ambit of this law. CMS makes the reported information publicly available.

Further, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, and its respective implementing regulations impose requirements on covered entities relating to the privacy, security, and transmission of individually identifiable health information, known as protected health information. Among other things, the HITECH Act, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws, such as the California Consumer Privacy Act, may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate sponsors’ use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require sponsors to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. Recently, states have enacted or are considering legislation intended to make drug prices more transparent and deter significant price increases, typically as consumer protection laws. These laws may affect our future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

If our operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to us, we may be subject penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, suspension and debarment from government contracts and non-procurement transactions such as grants, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results operation.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement Generally

The commercial success of our product candidates and our ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government authorities, private health insurers, and other organizations generally decide which therapeutics they will pay for and establish reimbursement levels for healthcare. A growing trend in recent years is the containment of healthcare costs. Accordingly, governmental payors are increasingly trying control therapeutic prices through reimbursement restrictions, rebates, mandatory discounts, and formulary restrictions, among other strategies.

Medicare is a federally funded program managed by CMS through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program, including supplemental rebate programs that restrict coverage to therapeutics on the state Preferred Drug List. Similarly, government laws and regulations establish the parameters for coverage of prescription therapeutics by health plans participating in state exchanges and Tricare, the health care program for military personnel, retirees, and related beneficiaries. Some states have also created pharmacy assistance programs for individuals who do not qualify for federal programs. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services.

In the United States, the European Union, and other markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be and sometimes at or below the provider’s acquisition cost. In the United States, it is also common for government and private health plans to use coverage determinations to leverage rebates from sponsors in order to reduce the plans’ net costs. These restrictions and limitations influence the purchase of healthcare services and products and lower the realization on sponsors’ sales of prescription therapeutics. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other dispensing restrictions before covering certain products and by broadening therapeutic classes to increase competition. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Absent clinical differentiators, third-party payors may treat products as therapeutically equivalent and base formulary decisions on net cost. To lower the prescription cost, sponsors frequently rebate a portion of the prescription price to the third-party payors. Recently, purchasers and third-party payors have begun to focus on value of new therapeutics and sought agreements in which price is based on achievement of performance metrics.

Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. By example, payment or reimbursement of prescription therapeutics by Medicaid or Medicare requires sponsors to submit certified pricing information to CMS. The Medicaid Drug Rebate statute and state statutes requires sponsors to calculate and report price points, which are used to determine mandatory rebate payments or negotiate supplemental rebate payments on both the state and federal level and Medicaid payment rates for certain therapeutics. For therapeutics paid under Medicare Part B, sponsors must also calculate and report their Average Sales Price, which is used to determine the Medicare Part B payment rate. In addition, therapeutics covered by certain government payor programs are subject to an additional inflation penalty which can substantially increase rebate payments. Certain states have also enacted laws that require that manufacturers report certain pricing information, including drug price increases. States laws may also limit the amount that prices may be increased or require negotiation of supplemental rebates for new drugs entering the market at price points determined to be high. Refusal to negotiate supplemental rebates can negatively affect market access and provider reimbursement.

For products approved under a BLA, including biosimilars, the Veterans Health Care Act, or VHCA, requires sponsors to calculate and report to the Department of Veterans Affairs, or VA, a different price called the Non-Federal Average Manufacturing Price, which is used to determine the maximum price that can be charged to certain federal agencies, referred to as the Federal Ceiling Price, or FCP. Like the Medicaid rebate amount, the determination of FCP includes an inflation penalty. A Department of Defense regulation requires sponsors to provide a discount effectively allowing DOD to realize that ceiling price on therapeutics dispensed by retail pharmacies when paid by the TRICARE Program. All of these price reporting requirements create risk of submitting false information to the government, and potential FCA liability.

The VHCA also requires sponsors of covered therapeutics participating in the Medicaid and other government programs to enter into Federal Supply Schedule contracts with the VA through which their covered therapeutics must be offered for sale to certain federal agencies at Federal Ceiling Prices, or FCP. This necessitates compliance with applicable federal procurement laws and regulations, including submission of commercial sales and pricing information, and subjects us to contractual remedies as well as administrative, civil, and criminal sanctions. In addition, the VHCA requires sponsors participating in Medicaid to agree to provide different mandatory discounts to certain Public Health Service grantees and other safety net hospitals and clinics under the 340B program based on the sponsor’s reported Medicaid pricing information. The 340B program has its own regulatory authority to impose sanctions for non-compliance and adjudicate overcharge claims against sponsors by the purchasing entities.

These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our product candidates or exclusion of our product candidates from coverage.

Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. In addition, government programs as a condition of participation mandate fixed discounts or rebates from sponsors regardless of formulary position or utilization, and then also may utilize mechanisms such as formulary placement to attain further price reductions, which can greatly reduce realization on the sale.

Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and healthcare reform, biopharmaceutical coverage and reimbursement policies, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Sales of our product candidates will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.

As a result of the above, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective, or the rebate percentages required to secure coverage may not yield an adequate margin over cost. Additionally, companies are increasingly finding it necessary to establish bridge programs to assist patients access new therapies during protracted initial coverage determination periods.

Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved or that significant price concessions will not be required to avoid restrictive conditions. High health plan co-payment requirements may result in patients refusing prescriptions or seeking alternative therapies. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in therapeutic development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates or exclusion of our products and product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

Healthcare Reform Measures

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, and expanding access. In the United States, the biopharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the ACA, and other statutes, such as the Bipartisan Budget Act and American Recovery and Reinvestment Act of 2009, contained a number of provisions that can impact therapeutic product profitability. Following the passage of the ACA, however, Congress has repealed and amended certain of its provisions. There are also ongoing ACA legal challenges in the courts, which may result in further changes to the statute and its impact. Other enacted or proposed bills or changes to current laws may also impact the coverage and reimbursement of our product candidates if they are approved, may require that we pay additional rebates, or may otherwise impact our business.

Additional changes could be made to governmental healthcare programs and implementing regulations that could significantly impact the success of our product candidates. For instance, in 2016, CMS also issued a final rule regarding the Medicaid drug rebate program, which, among other things, extended sponsor rebate obligations to U.S. territories, revised the manner in which the “average manufacturer price” is to be calculated by sponsors participating in the program, and implements certain amendments to the Medicaid rebate statute created under the ACA. On November 27, 2020, CMS issued an interim final rule implementing a Most Favored Nation payment model under which reimbursement for certain Medicare Part B drugs and biologicals will be based on a price that reflects the lowest per capita Gross Domestic Product-adjusted (GDP-adjusted) price of any non-U.S. member country of the Organization for Economic Co-operation and Development (OECD) with a GDP per capita that is at least sixty percent of the U.S. GDP per capita.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The full impact of these laws, as well as other new laws and reform measures that may be proposed and adopted in the future remains uncertain, but may result in additional reductions health care funding, or higher production costs which could have a material adverse effect on our customers and, accordingly, our financial operations.

It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The cost of biopharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the biopharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.

European Union Drug Development

In the European Union, or EU, our future products also will be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU member states have transposed and applied the provisions of the Directive differently. This has led to some variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the member state where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. The Clinical Trials Regulation EU No 536/2014, which is due to come into effect in December 202,1 ensures that the rules for conducting clinical trials in the EU will be broadly identical and in particular establishes a portal which allows multi-member state trials to be approved through a single portal.

European Data Collection

The collection and use of personal health data in the EU is governed by the General Data Protection Regulation, or GDPR. This regulation imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also imposes significant restrictions on the transfer of personal data out of the EU to the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR also imposes additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the World Regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. The departure of the United Kingdom, or UK, from the EU is bound to lead to a degree of uncertainty as to the degree of alignment between the EU regime and the rules to be adopted by the UK. The UK is permitting transition periods during which EU approvals are recognized in the UK whereas the EU has already excluded the UK from most EU regulatory processes including the Centralized Procedure.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of March 31, 2021, we had 22 employees, all of whom were full-time, and of whom 11 have Ph.D. or M.D. degrees, and 18 are engaged in research and development and manufacturing activities. We do not have any employees that are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Cambridge, MA, pursuant to a lease that expires in November 2021, where we lease and occupy approximately 6,400 square feet of office and laboratory space. We have engaged a real estate broker to assess our office and laboratory space requirements.

Legal Proceedings

From time to time, we may become involved in litigation or legal proceedings relating to claims arising from the ordinary course of our business. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of April 22, 2021:

Name	Age	Position(s)
Executive Officers:
Robert Connelly	61	Chief Executive Officer, President and Director
Daniel Geffken	64	Interim Chief Financial Officer and Director
Christopher Haqq, M.D., Ph.D.	55	Executive Vice President, Head of Research and Development and Chief Medical Officer
Annette Matthies, Ph.D.	44	Chief Business Officer
Non-Employee Directors:
Julian Adams, Ph.D.	66	Chairman and Director
Carol Ashe	63	Director
Ofer Gonen	47	Director
Daphne Karydas	48	Director
Robert Ruffolo, Jr., Ph.D.	71	Director

Executive Officers

Robert T. Connelly has served as our Chief Executive Officer and as a member of our board of directors since October 2018. Mr. Connelly has nearly 40 years of experience in the life sciences sector in leadership and operational roles. From 2013 to 2018, Mr. Connelly served as the CEO and as a member of the board of Axcella Health Inc. (Nasdaq: AXLA), a clinical-stage therapeutics company developing endogenous modulators of metabolism to treat an array of diseases. Prior to Axcella, Mr. Connelly served as the founding CEO of WikiCell Designs and the Chairman of Aero Designs, each utilizing drug delivery technologies to create new food, beverage and supplement product, both of which merged into Incredible Foods in 2013. Prior to that, Mr. Connelly served as the CEO of Pulmatrix, Inc. (Nasdaq: PULM), a clinical-stage biopharmaceutical company developing inhaled therapies to address pulmonary diseases, from 2007 to 2012. From 2000 to 2007, Mr. Connelly served as the founding CEO and first employee of Domantis Ltd., a U.K.-based biotechnology company, which was acquired by GlaxoSmithKline plc. He began his career with life science companies Abbott Laboratories (NYSE: ABT) and BioVeris Corp (Nasdaq:IGEN) in positions of increasing responsibility. Mr. Connelly previously served on the boards of publicly traded life science companies Kaleido Biosciences, Inc. (Nasdaq: KLDO) from 2015 to 2018 and Anchiano Therapeutics Ltd. (Nasdaq: ANCN) from 2018 to 2019, as well as on the boards of several privately held biopharmaceutical companies. He also served as a Venture Partner with Flagship Pioneering from 2013 to 2018, working on the creation and management of several biotechnology portfolio companies. Mr. Connelly received a B.S. in Business Administration from the University of Florida. Our board of directors believes that Mr. Connelly is qualified to serve as a director based on his role as our CEO and his extensive management experience in the life sciences industry.

Daniel Geffken has served as our Interim Chief Financial Officer since 2013 and as a member of our board of directors since 2017. Mr. Geffken is a founder and managing director at Danforth Advisors, LLC, a management consulting firm to the life science industries, where he has served since 2011. Mr. Geffken brings more than 30 years of extensive experience with both publicly-traded and privately-held companies. Through Danforth, Mr. Geffken has served as CFO for ProMIS Neurosciences (TSX: PMN; OTCQB: ARFXF), a biotechnology company focused on the development of therapeutics for neurodegenerative diseases, since March 2017, and Locust Walk Acquisition Corp. (Nasdaq: LWAC) since November 2020, and as interim CFO for Eloxx Pharmaceuticals, Inc. (Nasdaq: ELOX), a clinical-stage biopharmaceutical company developing novel RNA-modulating drug candidates, since April 2021. He also currently consults with various life sciences companies, including Vaxxinity, Inc., Century Therapeutics, Inc., Prilenia Therapeutics Development Corp., Apic Bio Inc., Clear Creek Bio, Inc., Apnimed, Inc., Dermbiont, Inc., Vigeo Therapeutics, Inc., and Calcimedica Inc. Since 2019, Mr. Geffken has been a member of the board of directors of Windtree Therapeutics (Nasdaq: WINT), a biopharmaceutical company, and from May 2013 to October 2017, he was a member of the board of directors of Alcobra Ltd., a publicly traded biotechnology company that merged with Arcturus Therapeutics, Inc. (Nasdaq: ARCT). From November 2017 until May 2018, Mr. Geffken served on the board of directors of Arcturus. Mr. Geffken holds a B.S. in Economics from The Wharton School, University of Pennsylvania, and an M.B.A. from Harvard Business School. Our board of directors believes that Mr. Geffken is qualified to serve as a director based on his deep understanding of the industry in which we operate, his experience with corporate financial management and his overall business acumen and insights.

Christopher Haqq, M.D., Ph.D. has served as our Executive Vice President, Head of Research and Development and Chief Medical Officer since October 2019. Dr. Haqq brings over 20 years of drug development leadership experience at both large and small biotechnology companies. From 2017 to 2019, Dr. Haqq served as the Executive Vice President and CSO of Atara Biotherapeutics, Inc. (Nasdaq: ATRA), a biotechnology company focused on T-cell immunotherapy, where he previously served as the first CMO from 2012 to 2017. From 2007 to 2011, Dr. Haqq was the lead medical monitor for the pivotal trial leading to marketing approval for Zytiga® at Cougar Biotechnology, Inc., a cancer-focused biotechnology company that was acquired by Johnson & Johnson (NYSE: JNJ) in 2009. Prior to that time, Dr. Haqq served in drug development roles at Amgen Inc. (Nasdaq: AMGN), a biotechnology company, and practiced as a medical oncologist and led a translational science laboratory as an Assistant Adjunct Professor in the Division of Hematology/Oncology at the University of California, San Francisco. He currently serves on the board of Consonance HFW Acquisition Corp. (NYSE American: CHFW). Dr. Haqq received a B.S. from Stanford University and an M.D. and a Ph.D. from Harvard Medical School.

Annette M. Matthies, Ph.D. has served as our Chief Business Officer since January 2021. Ms. Matthies brings nearly 20 years of biotechnology experience in corporate strategy, business development, new product planning, and private and public fund raising. From 2016 to 2019, Ms. Matthies served as the Vice President of Corporate Development at eFFECTOR Therapeutics, Inc., a biopharmaceutical company focused on new treatments for cancer, where she led business development activities. Prior to eFFECTOR, Ms. Matthies served as the Senior Director of Corporate Development at Receptos, Inc., which was subsequently acquired by Celgene Corporation, from 2012 to 2015. From 2010 to 2011, Ms. Matthies served as Associate Director of New Product Planning at Abbott Laboratories (NYSE: ABT) following the acquisition of Facet Biotech Corporation, in a post-acquisition integration role to transition new product planning practices to Abbott’s newly formed Global Strategy, Marketing and Services team. Prior to Abbott, she held positions of increasing responsibility in business development and market research at Facet Biotech and Biogen Inc. (Nasdaq: BIIB). Ms. Matthies began her career as a strategy consultant in the Life Sciences practice of L.E.K. Consulting. She received a B.A. in Biology from Augustana College and a Ph.D. in Immunology, Microbiology and Virology at Loyola University and completed a post-doctoral fellowship in bioengineering at the Swiss Federal Institute of Technology, ETH Zurich and EPFL.

Non-employee Directors

Julian Adams, Ph.D. has served as Chairman of our board of directors since 2017. Dr. Adams is currently the Chief Executive Officer of Gamida Cell Ltd (Nasdaq: GMDA), a clinical-stage biopharmaceutical company working to develop cell therapies for hematologic cancers and rare, serious hematologic diseases. Prior to Gamida Cell, Dr. Adams was President and CSO at Clal Biotechnology Industries, or CBI (TASE: CBI), from January 2017 to November 2017. Before joining CBI, Dr. Adams served as President of Research and Development at Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) from 2003 to 2017, and also as its CSO from 2006 to 2010 where he built and led the company’s R&D efforts. From 1999 to 2003, Dr. Adams served as Senior Vice President, Drug Discovery and Development at Millennium Pharmaceuticals, Inc., now part of Takeda Pharmaceutical Company Limited, where he played a key role in the discovery of Velcade® (bortezomib), a therapy widely used for treatment of the blood cancer, multiple myeloma. Earlier in his career, he was credited with discovering Viramune® (nevirapine) for HIV at Boehringer Ingelheim. He has also held senior leadership roles in research and development at LeukoSite, Inc. and ProScript. Dr. Adams previously served on the board of Pieris Pharmaceuticals, Inc. (Nasdaq: PIRS) from 2016 to 2018 and Neon Therapeutics, Inc., now BioNTech SE (Nasdaq: BNTX) from 2017 to 2018. Dr. Adams earned a B.S. from McGill University, where he also was awarded an honorary Sc.D, and a Ph.D. from the Massachusetts Institute of Technology. Our board of directors believes that Dr. Adams is qualified to serve as a director based on his extensive science background and professional experience.

Carol Ashe has served as a member of our board of directors since 2020. Ms. Ashe has been the CBO at the New York Genome Center, an independent, non-profit academic research institution focused on the advancement of genomic science and its application to drive novel biomedical discoveries with particular focus in the areas of neurodegenerative disease, neuropsychiatric disease, and cancer, since 2014. Previously, she served as Vice President of Corporate Development for Endo Pharmaceuticals’ (Nasdaq: ENDP) branded, generic and platform drug delivery pharmaceutical business units from 2011 to 2013; a Partner at SR One, the corporate venture capital fund of GlaxoSmithKline (NYSE:GSK), or GSK, from 2008 to 2010; and head of GSK’s US Corporate Legal Group supporting US-based mergers, acquisitions and equity investments from 2007 to 2008. Prior to that, Ms. Ashe led GSK’s global Business Development Transactions Legal Team supporting both the pharmaceutical and consumer healthcare business units for many years until 2007. She has served on the board of Aptose Biosciences Inc. (TSX: APS, Nasdaq: APTO), a clinical stage biotechnology company, since 2018. Ms. Ashe received a B.S. in Biology from Pennsylvania State University, a J.D. from Villanova University School of Law and is a registered patent attorney. Our board of directors believes that Ms. Ashe is qualified to serve as a director due to her extensive experience in the pharmaceutical biotechnology industry in business development and as legal counsel for business development transactions and patent matters.

Ofer Gonen has served as a member of our board of directors since April 2021. Mr. Gonen is the Chief Executive Officer at Clal Biotechnology Industries Ltd. (TASE:CBI) since 2017, managing CBI’s life science investments and business development in both the United States and Israel. Mr. Gonen serves as a Board Member of several portfolio companies, including Gamida Cell Ltd. (Nasdaq: GMDA) and MediWound Ltd. (Nasdaq: MDWD). Prior to joining CBI, Mr. Gonen was the General Manager of Biomedical Investments Ltd., a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects within the prestigious “Talpiot” program of the Israeli Defence Forces. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, Israel. Our board of directors believes that Mr. Gonen is qualified to serve as a director due to his years of experience in the venture capital and healthcare industries.

Daphne Karydas has served as a member of our board of directors since 2020. Ms. Karydas has served as the CFO of Syndax Pharmaceuticals Inc. (Nasdaq: SYNDX), an oncology company, since July 2020 and previously served as the Senior Vice President of Corporate Financial Planning & Analysis and Strategy at Allergan from December 2018 to May 2020, until its recent acquisition by Abbvie Inc. (NYSE: ABBV), and previously, as the Senior Vice President of Global Investor Relations and Strategy at Allergan from April 2017 to December 2018. Prior to her operating roles at Syndax Pharmaceuticals and Allergan, Ms. Karydas spent a number of years in investment banking and asset management roles, focused exclusively in the healthcare space, including biopharmaceuticals, life sciences & medical technologies and healthcare services, including as an Executive Director and Senior Healthcare Analyst at J.P. Morgan Asset Management from 2014 to 2017 and as a Portfolio Manager and Senior Healthcare Analyst at The Boston Company Asset Management, a BNY Mellon company, from 2006 to 2014. She has served on the boards of directors of LogicBio Therapeutics, Inc. (Nasdaq: LOGC) since December 2020 and Eucrates Biomedical Acquisition Corp. (Nasdaq: EUCR) since October 2020. Ms. Karydas received a B.A. and M.S. in chemical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. Our board of directors believes that Ms. Karydas is qualified to serve as a director due to her extensive financial and investment experience in the life sciences industry and her overall business acumen and insights.

Robert R. Ruffolo, Jr., Ph.D. has served as a member of our board of directors since 2018. Dr. Ruffolo has operated Ruffolo Consulting, LLC, a consulting firm advising large pharmaceutical and biotechnology companies, since 2008. Previously, Dr. Ruffolo served as President of Research and Development and as Corporate Senior Vice President of Wyeth Pharmaceuticals Inc. (now Pfizer Inc. (NYSE: PFE)) from 2002 through 2008. From 2000 to 2002 he served as an Executive Vice President at Wyeth Pharmaceuticals, where he was responsible for Pharmaceutical Research and Development. Prior to joining Wyeth Pharmaceuticals, Dr. Ruffolo spent 17 years at SmithKline Beecham Pharmaceuticals plc (now GlaxoSmithKline plc (NYSE:GSK)) where he was Senior Vice President and Director of Biological Sciences, Worldwide from 1984 to 2000. Before joining SmithKline Beecham Pharmaceuticals plc, Dr. Ruffolo spent six years at Eli Lilly and Company (NYSE: LLY) from 1978 to 1984 where he was Chairman of the Cardiovascular Research Committee. Dr. Ruffolo currently serves on the boards of directors of Aridis Pharmaceuticals, Inc. (Nasdaq: ARDS) and Sigilon Therapeutics, Inc. (Nasdaq: SGTX) and of several private companies. He received a B.S. in Pharmacy and a Ph.D. in Pharmacology from The Ohio State University. Our board of directors believes that Dr. Ruffolo is qualified to serve as a director due to his extensive experience in the pharmaceutical industry and his technical and management expertise in product discovery and development.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

Our board of directors is currently composed of seven directors. Our directors will be elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

The number of members on our board of directors may be fixed by majority vote of the members of our board of directors. Any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

Director Independence

The Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions and phase in periods following the initial public offering, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has determined that Ms. Ashe, Mr. Gonen, Ms. Karydas and Dr. Ruffolo are “independent” as defined under Nasdaq rules and the Exchange Act rules and regulations.

Background and Experience of Directors

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will consider many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of                ,                , and                , with                serving as chair. Our board of directors has determined, in its best judgment, that                is an audit committee financial expert as defined by SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules. Our board of directors has determined that                ,                , and                are “independent” as defined in the applicable Nasdaq rules. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and/or ratification of such transactions;

•

establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

SEC and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement, and all independent audit committee members within one year of the effective date of the registration statement.                ,                , and                qualify as independent directors under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act.

Compensation Committee

Our compensation committee consists of                ,                , and                , with                serving as chair. Our board of directors has determined that                ,                , and                are “independent” as defined in the applicable Nasdaq rules. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                , and                , with                serving as chair. Our board of directors has determined that                ,                , and                are “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Role of the Board in Risk Oversight

Our board of directors and its committees have an active role in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee will be responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through discussions from committee members about such risks.

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Listing Rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC, including reduced narrative and tabular disclosure obligations regarding executive compensation.

This section discusses the material components of the executive compensation program for our executive officers who are named in the 2020 Summary Compensation Table below. In 2020, our “named executive officers” and their positions were:

•	Robert Connelly, Chief Executive Officer;

•	Christopher Haqq, M.D., Ph.D., Executive Vice President, Head of Research and Development and Chief Medical Officer; and

•	Daniel Geffken, interim Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary	Option Awards (1)	Non-equity Incentive Plan Compensation		All Other Compensation		Total
Robert Connelly, Chief Executive Officer	2020	$450,000	$259,882	$162,000	(2)	—		$871,882
Christopher Haqq, Executive Vice President, Head of Research and Development and Chief Medical Officer	2020	$430,000	—	$159,000		—		$589,000
Daniel Geffken, interim Chief Financial Officer	2020	—	—			$239,334	(3)	$239,334

(1)

Amounts represent the aggregate grant date fair value of stock options issued during 2020, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of these options in Note 11 to the consolidated financial statements included in this prospectus.

(2)

In lieu of a cash payment, Mr. Connelly was granted 440,796 shares of our common stock under the Prior Plan (defined below), which was determined by dividing the net amount of the bonus (after deducting required withholdings for applicable taxes and FICA) by the then-current fair market value of a share of our common stock, which was $0.23 per share.

(3)

This amount represents fees paid to Danforth Advisors, LLC for Mr. Geffken’s services pursuant to a consulting agreement between the Company and Danforth. Refer to “—Executive Compensation Arrangements” below for additional information regarding the consulting agreement. Mr. Geffken also receives additional compensation for his service as a director. Refer to “—Director Compensation” below for additional information regarding amounts paid to Mr. Geffken for his service as a director.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

2020 Salaries and Bonuses

Each of Mr. Connelly and Dr. Haqq receives a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Mr. Geffken is not an employee of the Company and, therefore, does not receive a base salary. Annual base salaries are reviewed periodically by our board of directors. The base salary and target annual performance bonus for each of Mr. Connelly and Dr. Haqq for year ended December 31, 2020 is listed in the table below:

	2020	2020 Target
Name	Base Salary	Performance Bonus
Robert Connelly	$450,000	40%
Christopher Haqq	$430,000	40%

Objectives for Mr. Connelly and Dr. Haqq’s target bonuses for the year ended December 31, 2020 included two major categories: (1) clinical development efforts with respect to ELI-002, including submission of an Investigational New Drug, or IND, with the U.S. Food and Drug Administration, or FDA, and advancing ELI-002 into clinical trials, and (2) financial sustainability by raising a minimum of $20 million.

In February 2021, the compensation committee of our board of directors evaluated the performance of Mr. Connelly and Dr. Haqq for 2020 and determined that objectives for Mr. Connelly’s and Dr. Haqq’s target bonuses for 2020 were deemed to be achieved at 90%, which in the discretion of the compensation committee reflected that the Company succeeded in achieving the objectives despite the difficulties and impediments caused by the COVID-19 pandemic. As such, Mr. Connelly and Dr. Haqq received bonus payments equal to 90% of the applicable bonus target amounts set forth above in the 2020 Summary Compensation Table.

Effective January 1, 2021, following its annual review, the compensation committee of the board of directors increased the base salaries for the named executive officers as follows:

•	Mr. Connelly’s annual base salary was increased from $450,000 to $475,000; and

•	Dr. Haqq’s annual base salary was increased from $430,000 to $445,000.

Each of Mr. Connelly and Dr. Haqq is eligible to receive certain benefits if his employment is terminated under certain circumstances, as described under “Executive Compensation Arrangements” below.

Equity Compensation

We grant stock options to our employees and certain service providers, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. In August 2020, we granted an option to purchase 1,500,000 shares of common stock to Mr. Connelly at an exercise price of $0.17 per share, which our board of directors determined to be the fair market value of our common stock on the date of grant. These stock options vested in full upon the submission of the IND for ELI-002 on January 21 2021. Further, in February 2021, we granted 839,142 restricted stock units, or RSUs, to Dr. Haqq, pursuant to the terms of his employment agreement, subject to the achievement of both time- and performance-based vesting, with (i) the time based vesting commencing on October 15, 2019, such that one quarter vested on the first anniversary of the vesting commencement date and the remainder of which commenced vesting in a series of 12 equal quarterly installments thereafter until fully vested; and (ii) the performance-based vesting occurring upon a change in control or an initial public offering of our common stock. All of these equity grants were granted under our 2012 Equity Incentive Plan, as amended, which we refer to as the Prior Plan.

In connection with this offering, we intend to adopt a 2021 Omnibus Incentive Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of ours and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain the services of these individuals, which we consider to be essential to our long-term success. Following the effective date of the 2021 Plan, we will not make any further grants under the Prior

Plan. However, the Prior Plan will continue to govern the terms and conditions of the outstanding awards previously granted under it. For additional information about the 2021 Plan, please see the section titled “Incentive Compensation Plans” below.

Other Elements of Compensation

During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent and on the same terms as our other full-time employees generally. As a non-employee service provider of the Company, Mr. Geffken does not participate in our employee benefit plans and programs.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table summarizes the outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

	Options						Stock Awards
Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)
Robert Connelly	9/8/2020	(1)		1,500,000	0.17	9/2/2030
Christopher Haqq	10/9/2019	(2)					1,426,423	328,077
Daniel Geffken	2/25/2015	(3)	5,000	—	0.08	2/25/2025
	10/2/2017	(4)	31,667	8,333	0.08	10/2/2027
	3/20/2018	(5)	30,937	14,063	0.08	3/20/2028
	11/15/2018	(4)	103,804	95,502	0.18	11/15/2028
	9/02/2020	(6)	—	100,000	0.17	9/02/2030

(1)	This option fully vested upon the submission of the IND for ELI-002 on January 21, 2021.
(2)

Represents a grant of RSUs, subject to both time-based and performance-based vesting, with (i) the time-based vesting commencing on October 15, 2019 such that one quarter vested on the first anniversary of the vesting commencement date and the remainder of which commenced vesting in a series of 12 equal quarterly installments thereafter until fully vested; and (ii) the performance-based vesting occurring upon a change in control or an initial public offering of our common stock.

(3)	This option vested in equal monthly increments over 12 months following the date of grant.
(4)	One quarter of the option vested on the one-year anniversary of the grant date and the remaining portion vests in 36 monthly equal installments thereafter.
(5)	This option vests in 48 monthly equal installments, beginning on the one-month anniversary of the grant date.
(6)	One quarter of the option vests on the one-year anniversary of the grant date, and the remaining portion vests in 36 equal quarterly installments thereafter.

Executive Compensation Arrangements

Below are descriptions of our employment arrangements with our named executive officers, each of whom is employed “at will.”

Employment Agreement with Mr. Connelly

We entered into an employment agreement with Mr. Connelly on November 15, 2018, which governs the terms of his employment as our Chief Executive Officer. Pursuant to the terms of the agreement, Mr. Connelly is entitled to an initial annual base salary of $450,000, is eligible to receive an annual performance bonus with a target achievement of 40% of his base salary, as determined by our board of directors, and an initial stock option grant, which was granted on November 15, 2018 covering 2,154,276 shares of our common stock and an additional stock option grant, which was granted on September 8, 2020 covering 1,500,000 shares of our common stock. Mr. Connelly’s base salary is reviewed annually by the board of directors and the board of directors may, but is not required to, commencing in January 2020, increase his base salary at its discretion. If Mr. Connelly is terminated by us without cause or resigns for good reason (each as defined in his employment agreement), in addition to any earned base salary and unused vacation benefits, Mr. Connelly is entitled to receive continued base salary for six months following his termination of employment in exchange for his execution of a release of claims and a 12 -month non-competition agreement.

Employment Agreement with Dr. Haqq

We entered into an offer letter of employment with Dr. Haqq on September 29, 2019, which governs the current terms of Dr. Haqq’s employment as our Executive Vice President, Head of R&D and Chief Medical Officer. Pursuant to the terms of his offer letter, Dr. Haqq is entitled to an annual base salary of $430,000, which is subject to modification from time to time at the discretion of the board of directors, is eligible to receive an annual performance bonus with a target achievement of 40% of his base salary, as determined by our board of directors, and an initial grant of RSUs, which was granted on October 9, 2019 covering 1,426,423 shares of our common stock and an additional grant of RSUs, which was granted on March 11, 2021 covering 839,142 shares of our common stock. Under the terms of his offer letter, Dr. Haqq is also entitled to an annual allowance to be used for the rental or purchase of an apartment near our headquarters in Cambridge, Massachusetts, with such annual allowance subject to applicable taxes. We have agreed to establish an office in the San Francisco, California area to facilitate meetings and teleconferencing for Dr. Haqq. If Dr. Haqq is terminated by us without cause or resigns for good reason, Dr. Haqq is entitled to receive, subject to his execution of a release of claims, (i) continued base salary for six months following his termination of employment, (ii) to the extent Dr. Haqq is terminated after June 30 in a particular calendar year, a pro-rated bonus (iii) accelerated vesting of the portion of Dr. Haqq’s RSU award that would have vested in the 12 months following his termination of employment, and (iv) to the extent Dr. Haqq timely elects COBRA coverage, an amount equal to the employer-paid premiums we would otherwise pay for similarly situated active employees for six months.

Consulting Agreement with Danforth Advisors

We are party to a consulting agreement with Danforth, pursuant to which we paid Danforth for services rendered by certain of its consultants, including Mr. Geffken. The Danforth agreement is terminable by either party other than for cause upon 60 days written notice to the other party and for cause upon 30 days written notice to the other party.

Compensation Changes in Connection with Initial Public Offering

In connection with this offering, we may enter into new or additional compensation arrangements with our named executive officers. The terms of any such arrangements are not yet known.

Director Compensation

During our year ended December 31, 2020, we paid cash fees and granted options to purchase shares of our common stock to our non-employee directors who served on our board of directors. Mr. Connelly did not receive any compensation from us during our fiscal year ended December 31, 2020 for his service as a director and is not included in the table below.

2020 Director Compensation Table

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)(3)	Total ($)
Julian Adams	50,000	12,049	62,049
Carol Ashe	14,583	24,097	29,930
Daniel Geffken(4)	14,583	12,049	17,882
Daphne Karydas	14,583	24,097	29,930
Isaac Kohlberg(5)	35,000	28,932	63,932
Robert Ruffolo, Jr.	35,000	28,932	63,932

(1)

The amounts reported in this column reflect annual or prorated amounts for the portion of the year such individual served as a member of our board of directors or, in the case of Mr. Geffken, for the portion of the year compensation was paid for service as a member of our board of directors.

(2)

The amounts represent the aggregate grant date fair value of stock and option awards granted by us in 2020, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 11 to our consolidated financial statements. These amounts reflect our accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the directors. None of our non-employee directors have been granted stock awards or any other equity compensation other than stock options.

(3)

The table below shows the aggregate number of outstanding option awards held as of December 31, 2020 by each director, other than Mr. Connelly, who was serving as of December 31, 2020. None of these individuals held unvested stock awards as of December 31, 2020.

Name	Number of Options outstanding
Julian Adams	871,484
Carol Ashe	200,000
Daniel Geffken	389,306
Daphne Karydas	200,000
Isaac Kohlberg(5)	259,792
Robert Ruffolo, Jr.	240,000

(4)

Mr. Geffken did not receive cash compensation for his service as a board member until August 2020. Mr. Geffken indirectly receives additional compensation for his service as an executive officer. Refer to “—Executive Compensation Arrangements” above for additional information.

(5)	Mr. Kohlberg ceased his service on our board of directors in April 2021.

Non-employee Director Compensation

During 2020, we compensated our non-employee directors for their service as directors. Accordingly, Mr. Connelly, our Chief Executive Officer and a member of our board of directors, did not receive any additional compensation for his service as a director. Mr. Geffken, our interim Chief Financial Officer, is not an employee of ours and is, therefore, eligible to receive compensation for his service as a director.

The cash compensation approved by our board of directors is as follows: $35,000 annual base compensation for non-employee directors, and $15,000 additional compensation for the chair of our board of directors. When a director joins the board of directors, such director will receive pro-rata cash compensation based on his or her expected service during the fiscal year. Mr. Geffken did not receive cash compensation for his service on the board of directors prior to August 2020.

In addition, our board of directors grants stock options to members of our board of director upon such member’s initial election to our board of directors. Thereafter, our board of directors periodically grants stock options to existing directors.

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards and will become effective on the effectiveness of the registration statement for which this prospectus forms a part. The terms of this program have not yet been determined.

Incentive Compensation Plans

Our board of directors and stockholders previously adopted our 2012 Equity Incentive Plan, as amended, which we refer to as the Prior Plan. In connection with this offering, our board of directors and stockholders plan to adopt the 2021 Plan, which, if approved, will become effective on the business day immediately preceding the effective date of the registration statement of which this prospectus is a part. Following this offering, we expect to grant equity awards under the 2021 Plan from time to time, but we have not determined at the current time the schedule or amount of such grants.

The following descriptions of the Prior Plan and the 2021 Plan are qualified by reference to the full text of those plans, which are included as exhibits to the registration statement of which this prospectus is a part.

Prior Plan

Our Prior Plan was approved by our board of directors and stockholders in July 2012.

Authorized Shares. Our board of directors has determined not to make any further awards under the Prior Plan following the completion of this offering. The Prior Plan will continue to govern outstanding awards granted thereunder. As of March 31, 2021, options to purchase an aggregate of 7,942,850 shares of our common stock, and restricted stock units covering 2,265,565 shares of our common stock, were outstanding under the Prior Plan, and an additional aggregate of 819,278 shares of our common stock were reserved for future grants under our Prior Plan.

Plan Administration. Our board of directors or a committee thereof has the authority to manage and control the administration of the Prior Plan. In particular, the administrator has the authority to determine the persons to whom awards are granted and the number of shares of our common stock underlying each award. In addition, the administrator has the authority to determine the specific terms and conditions of each award under the Prior Plan, to interpret the Prior Plan, and to prescribe, amend and rescind rules and regulations relating to the Prior Plan. The administrator also has the authority to accelerate the exercisability or vesting of any award under the Prior Plan. Our board of directors may amend or terminate the Prior Plan at any time, subject to compliance with applicable law.

Stock Options. The Prior Plan permits us to grant stock options that are non-qualified stock options and to grant stock options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. Non-qualified stock options may be issued to employees, non-employee directors, and consultants of ours and our applicable affiliates, while incentive stock options may only be granted to employees of the Company and its parent or subsidiary corporations as defined in Sections 424(e) and 424(f) of the Code, as applicable. The terms of each option shall not exceed ten years, unless the option holder owns, or is deemed to own, stock comprising more than ten percent of the total combined voting power of all classes of our common stock, a Ten Percent Owner, in which case the term shall not exceed five years. No option may have an exercise price less than 100% of the fair market value of a share of our common stock on the date of grant, and no incentive stock option granted to a Ten Percent Owner may have an exercise price less than 110% of the fair market value of a share of our common stock on the date of grant. The Prior Plan permits stock option holders to exercise their stock options with the payment of cash or check, or by such other means as the administrator may approve. After the termination of service of an employee, director, consultant or other service provider for any reason other than for cause, as defined in the Prior Plan, the participant may exercise his or her option, to the extent vested as of the date of termination, within 90 days of termination or, if such termination is on account of death or disability, within 12 months of termination. If such termination is for cause, then vested options terminate and may not be exercised. Except as provided by the administrator and as permissible under applicable law, the Prior Plan does not permit the transferability of awards and only the recipient of the option may exercise an award during his or her lifetime.

Restricted Stock Units. The Prior Plan permits us to grant RSUs. RSUs may be issued to our employees, non-employee directors, and consultants and will be subject to vesting terms and other terms and conditions determined by the administrator. RSUs granted under the Prior Plan may be settled in cash or shares of our common stock, or a combination thereof.

Restricted Stock. The Prior Plan permits us to grant restricted stock awards. Restricted stock awards may be issued to our employees, non-employee directors, and consultants and will be subject to forfeiture on terms determined by the administrator. The purchase price for the shares of restricted stock will be determined by the administrator and may be paid for in cash, other property or services, or any combination determined by the administrator.

Stock Grants. The Prior Plan permits us to grant stock awards to employees, non-employee directors, and consultants of the Company and are not subject to forfeiture of any kind.

2021 Omnibus Incentive Plan

Purpose and Types of Grants

The purpose of our 2021 Plan is to encourage participants to contribute materially to our growth, thereby benefitting our stockholders. Our 2021 Plan provides for the issuance of incentive stock options, non-qualified stock options, stock awards, stock units, stock appreciation rights, other stock-based awards, and cash awards. Our 2021 Plan is intended to provide an incentive to participants to contribute to our economic success by aligning the economic interests of participants with those of our stockholders.

Administration

Our 2021 Plan will be administered by our compensation committee, which determines all terms and conditions applicable to grants under our 2021 Plan. Our compensation committee will also determine who will receive grants under our 2021 Plan and the number of shares of common stock that will be subject to grants, except that grants to members of our board of directors must be authorized by a majority of our board of directors.

Our compensation committee may delegate authority under the 2021 Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and stock exchange requirements, the compensation committee may delegate all or part of its authority to our Chief Executive Officer, as it deems appropriate, with respect to grants to employees or key advisors who are not executive officers under Section 16 of the Exchange Act. Our compensation committee, our board of directors, any subcommittee or the Chief Executive Officer, as applicable, that has authority with respect to a specific grant will be referred to as “the committee” in this description of the 2021 Plan.

Shares Subject to the Plan

Subject to adjustment, our 2021 Plan authorizes the issuance or transfer of up to                 shares of common stock. During the term of our 2021 Plan (excluding any extensions), the share reserve will automatically

increase on the first trading day in January of each calendar year, beginning in calendar year 2022, by an amount equal to    % of the total number of outstanding shares of common stock on the last trading day in December of the immediately prior calendar year, or such lesser amount as determined by the board of directors.

If any options or stock appreciation rights expire or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of our common stock subject to such grants will again be available for purposes of our 2021 Plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of an option, the number of shares available for issuance under our 2021 Plan will be reduced only by the net number of shares actually issued upon exercise and not by the total number of shares under which such option is exercised. Upon the exercise of any stock appreciation right granted under the 2021 Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise. If shares of our common stock are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant, or the issuance of our common stock, then the number of shares of our common stock available for issuance under our 2021 Plan shall be reduced by the net number of shares issued, vested, or exercised under such grant. If any grants are paid in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

In addition, shares of our common stock issued under grants made pursuant to assumption, substitution, or exchange of previously granted awards of a company that we acquire will not reduce the number of shares of our common stock available under the 2021 Plan. Available shares under a stockholder approved plan of an acquired company may be used for grants under the 2021 Plan and will not reduce the share reserve, subject to compliance with the applicable stock exchange rules and the Code.

Individual Limits

Subject to adjustment, the maximum aggregate grant date value of shares of common stock granted to any non-employee director in any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered during the calendar year, shall not exceed $                in total value.

Adjustments

In connection with stock dividends, spin-offs, recapitalizations, stock splits and certain other events affecting our common stock, the committee will make adjustments as it deems appropriate in the maximum number and kind of shares of common stock reserved for issuance as grants; the maximum number and kind of shares that may be granted to any individual in any year; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under our 2021 Plan; and the price per share or market value of any outstanding grants.

Eligibility

All of our employees are eligible to receive grants under our 2021 Plan. In addition, our non-employee directors and key advisors who perform services for us may receive grants under our 2021 Plan.

Vesting

The committee determines the vesting and exercisability terms of awards granted under our 2021 Plan.

Stock Options

Under our 2021 Plan, the committee will determine the number of shares of our common stock subject to each stock option and the exercise price per share for each such stock option. The committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options that are not intended to so qualify. Incentive stock options may only be granted to our employees. Non-qualified stock options may be granted to anyone eligible to participate in our 2021 Plan.

The exercise price of a stock option granted under our 2021 Plan generally cannot be less than the fair market value of a share of our common stock on the date the option is granted. If an incentive stock option is granted to a Ten Percent Owner, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date the option is granted.

The aggregate number of shares of common stock that may be issued or transferred under the 2021 Plan pursuant to incentive stock options under Section 422 of the Code may not exceed                shares of common stock.

The exercise price for any stock option is generally payable in cash. In certain circumstances as permitted by the committee, the exercise price may be paid (i) by the surrender of shares of our common stock with an aggregate fair market value on the date the option is exercised equal to the exercise price, (ii) by payment through a broker in accordance with procedures established by the Federal Reserve Board, (iii) by withholding shares of common stock subject to the exercisable option which have a fair market value on the date of exercise equal to the aggregate exercise price, or (iv) by such other method as the committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a Ten Percent Owner, the term cannot exceed five years from the date of grant.

Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment or service.

Stock Awards

Under our 2021 Plan, the committee may grant stock awards to anyone eligible to participate in our 2021 Plan. A stock award is an award of our common stock that may be subject to restrictions as the committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the committee may determine. Except to the extent restricted under the grant instrument relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the committee. All unvested stock awards are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Units

Under our 2021 Plan, the committee may grant restricted stock units to anyone eligible to participate in our 2021 Plan. Restricted stock units are phantom units that represent shares of our common stock. Stock units become payable on terms and conditions determined by the committee and will be payable in cash, shares of common stock, or a combination thereof, as determined by the committee. All unvested restricted stock units are forfeited if the participant’s employment or service is terminated for any reason, or if other specified conditions are not met, unless the committee determines otherwise.

Stock Appreciation Rights

Under our 2021 Plan, the committee may grant stock appreciation rights, or SARs, which may be granted separately or in tandem with any option. SARs granted with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. SARs granted with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The committee will establish the base amount of the SAR at the time the SAR is granted, which will be equal to or greater than the fair market value of a share of our common stock as of the date of grant.

If a SAR is granted in tandem with an option, the number of SARs that are exercisable during a specified period will not exceed the number of shares of our common stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related SARs will terminate, and upon the exercise of a SAR, the related option will terminate to the extent of an equal number of shares of our common stock.

When a participant exercises a SAR, the participant will receive the excess of the fair market value of the underlying common stock over the base amount of the SAR. The appreciation of a SAR will be paid in shares of our common stock, cash or both. Generally, SARs may only be exercised while the participant is employed by, or providing services to, us. The committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise a SAR after termination of employment or service.

The term of a SAR cannot exceed ten years from the date of grant. In the event that on the last day of the term of a SAR, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of our common stock under our insider trading policy, the term of the SAR will be extended for a period of 30 days following the end of the legal prohibition, unless the committee determines otherwise.

Other Stock-based Awards

Under our 2021 Plan, the committee may grant other types of awards that are based on, or measured by, our common stock. The committee may grant such awards to anyone eligible to participate in our 2021 Plan and will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of our common stock, or a combination of the two.

Cash Awards

Under the 2021 Plan, the committee may grant cash awards to anyone eligible to participate in our 2021 Plan. The committee will determine which eligible individuals will receive cash awards and the terms and conditions applicable to each cash award, including the criteria for vesting and payment.

Dividend Equivalents

Under our 2021 Plan, the committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under our 2021 Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The committee will determine whether dividend equivalents will be paid currently or accrued as contingent cash obligations. Dividend equivalents may be paid in cash or shares of our common stock. The committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the committee.

Change of Control

If we experience a change of control where we are not the surviving corporation (or survive only as a subsidiary of another corporation), unless the committee determines otherwise, all outstanding grants that are not exercised or paid at the time of the change of control will be assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). Unless a grant instrument provides otherwise, if a participant’s employment is terminated by the surviving corporation without cause (as defined in the Plan) upon or within 12 months following a change of control, the participant’s outstanding grants will fully vest as of the date of termination; provided that if the vesting of any grants is based, in whole or in part, on performance, the applicable grant instrument will specify how the portion of the grant that becomes vested upon a termination following a change in control will be calculated.

If there is a change of control and any outstanding grants are not assumed by, or replaced with grants that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), the committee may take any of the following actions without the consent of any participant:

•

determine that outstanding options and SARs will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, cash awards, and dividend equivalents immediately lapse;

•	pay participants, in an amount and form determined by the committee, in settlement of outstanding stock units, cash awards, or dividend equivalents;

•

require that participants surrender their outstanding stock options and SARs in exchange for a payment by us, in cash or shares of our common stock, equal to the difference between the fair market value of the underlying shares of common stock and the exercise price or base amount, as applicable; or

•	after giving participants an opportunity to exercise all of their outstanding stock options and SARs, terminate any or all unexercised stock options and SARs on the date determined by the committee.

However, if the per share fair market value of the common stock does not exceed the per share stock option exercise price or SAR base amount, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or SAR. The committee may condition a payment made pursuant to the terms of the 2021 Plan as a result of a change of control on the participant’s execution of a release of claims in a form established by us.

In general terms, a change of control under our 2021 Plan occurs if:

•	a person, entity or affiliated group, with certain exceptions, acquires more than 50% of our then outstanding voting securities;

•	we merge into another entity unless the holders of our voting shares immediately prior to the merger have more than 50% of the combined voting power of the securities in the surviving corporation;

•	we merge into another entity and the members of the board of directors prior to the merger do not constitute a majority of the board of the surviving corporation;

•	we sell or dispose of all or substantially all of our assets;

•	the consummation of a complete dissolution or liquidation; or

•	a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent directors.

Deferrals

The committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of common stock that would otherwise be due to the participant in connection with a grant under our 2021 Plan. The committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All grants under the 2021 Plan are subject to applicable U.S. federal (including FICA), state and local, foreign, or other tax withholding requirements. We may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or we may deduct from other wages and compensation paid by us the amount of any withholding taxes due with respect to such grant.

The committee may permit or require that our tax withholding obligation with respect to grants paid in our common stock to be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for U.S. federal (including FICA), state and local, foreign, or other tax liabilities, or as otherwise determined by the committee. In addition, the committee may, in its discretion, and subject to such rules as the committee may require participants to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant. The grant agreements shall specify the withholding approach.

Transferability

Except as permitted by the committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights.

The committee may provide in a grant instrument that a participant may transfer non-qualified stock options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws and such terms as the committee determines.

Amendment; Termination

Our board of directors may amend or terminate our 2021 Plan at any time, except that our stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws, or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, our 2021 Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the 2021 Plan.

Stockholder Approval

Except in connection with certain corporate transactions, including any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of common stock or similar transactions, stockholder approval is required to (i) reduce the exercise price or base price of outstanding stock options or SARs, (ii) cancel outstanding stock options or SARs in exchange for the same type of grant with a lower exercise price or base price, and (iii) cancel outstanding stock options or SARs that have an exercise price or base price above the current price of a share of common stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans

The committee may, from time to time, establish one or more sub-plans under the 2021 Plan to satisfy the requirements of local law or to obtain more favorable tax or other treatment with respect to grants to participants who reside or work outside of the United States. The committee may establish such sub-plans by adopting supplements to the 2021 Plan setting forth such additional terms and conditions not otherwise inconsistent with the 2021 Plan as the committee deems necessary. All such supplements will be deemed part of the 2021 Plan, but each supplement will only apply to participants within the affected jurisdiction.

Clawback

Subject to applicable law, and to the extent we have not implemented a clawback or recoupment policy outside of our 2021 Plan, if a participant breaches any restrictive covenant agreement between the participant and us, or otherwise engages in activities that constitute cause (as defined in our 2021 Plan) either while employed by, or providing services to, us or within a specified period of time thereafter, all grants held by the participant will terminate, and we may rescind any exercise of an option or SAR and the vesting of any other grant and delivery of shares upon such exercise or vesting, as applicable on such terms as the committee will determine, including the right to require that in the event of any rescission:

•	the participant must return to us the shares received upon the exercise of any option or SAR or the vesting and payment of any other grants; or

•

if the participant no longer owns the shares, the participant must pay to us the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

Payment by the participant will be made in such manner and on such terms and conditions as may be required by the committee. We will be entitled to set off against the amount of any such payment any amounts that we otherwise owe to the participant. In addition, grants under our 2021 Plan are subject to any applicable share trading policies and other policies that our board of directors may implement from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of the directors, executive officers or holders of more than 5% of our voting equity, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Convertible Notes and Initial Series B Preferred Stock Financing

Between 2015 and 2017, we entered into convertible promissory note agreements with investors for an aggregate amount of $4,600,000 (the “Bridge Notes”). During 2018, we entered into convertible promissory note agreements with investors for an aggregate principal amount of $18,182,501 (the “2018 Notes”). In August 2018, at an initial closing of a private placement (the “Series B Private Placement”) for our Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), we entered into a Series B Preferred Stock Purchase Agreement pursuant to which we issued and sold to investors an aggregate of 2,100,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share, for aggregate consideration of approximately $2.1 million. The principal amount of the Bridge Notes and the 2018 Notes, together with interest thereon in an aggregate amount of approximately $23.9 million,, was automatically converted into shares of our Series B Preferred Stock and warrants to purchase shares of our common stock. No Bridge Notes or 2018 Notes remain outstanding.

The participants in the convertible promissory note financings and the initial closing of the Series B Private Placement included the following holders of more than 5% of our capital stock or entities affiliated with them:

Participants	Aggregate Principal Amount	Shares of Series B Preferred Stock Received on Conversion of Notes	Warrants to Purchase Shares of Common Stock Received on Conversion of Notes (1)
Clal Biotechnology Industries, Ltd.	$6,347,701	9,399,504	2,349,872
Serum International B.V.	$3,000,101	3,783,826	945,956

(1)	Warrants with ten-year term to purchase 1⁄4 of a share of common stock at an exercise price of $1.10 per full share were issued in connection with each share of Series B Preferred Stock issued.

In addition, in connection with the issuance of the 2018 Notes and the initial closing of the Series B Private Placement, we paid our placement agent, Maxim Group LLC (the “Placement Agent”), a holder of more than 5% of our capital stock, or entities affiliated with them, the following compensation:

	Cash Consideration	Shares of Common Stock (2)	Warrants to Purchase Shares of Common Stock (3)
Maxim Group LLC.	$2,273,250	505,882	2,395,313

(2)	Shares of common stock issued May 17, 2018 pursuant to engagement letter with Placement Agent.
(3)	Warrants with ten-year term to purchase shares of common stock at $1.10 per share. All such warrants converted to shares of common stock in 2020.

At additional closings of the Series B Private Placement held between February 2019 and February 2021 (the “Follow-on Closings”), we issued and sold an aggregate of 43,482,940 additional shares of Series B Preferred Stock at a purchase price of $1.00 per share, for aggregate gross proceeds of approximately $43,482,940. The participants in these follow-on closings of the Series B Private Placement included the following holders of more than 5% of our capital stock or entities affiliated with them:

Participants	Shares of Series B Preferred Stock	Warrants to Purchase Shares of Common Stock (4)
Clal Biotechnology Industries, Ltd.	2,000,000	—
Serum International B.V.	1,500,051	—
Livzon International Ventures I	5,000,000	1,250,000

(4)

Warrants with ten-year term to purchase 1⁄4 of a share of common stock at an exercise price of $1.10 per full share were issued in connection with each share of Series B Preferred Stock issued. No warrants were issued to investors after the additional closings in 2019.

In addition, in connection with the Follow-on Closings, we paid our Placement Agent, a holder of more than 5% of our capital stock, or entities affiliated with them, the following compensation:

	Cash Consideration	Warrants to Purchase Shares of Common Stock (5)
Maxim Group LLC.	$3,547,250	3,548,249

(5)

Includes warrants with ten-year term to purchase 718,000 shares of common stock at $1.10 per share, which were converted to shares of common stock in 2020, and warrants with 12-month exercise period to purchase 2,692,231 shares of common stock at $0.01 per share.

Investors’ Rights Agreement

In connection with the Series B Private Placement, we entered into an Amended and Restated Investors’ Rights Agreement (the “IRA”), dated as of August 30, 2018, as amended on September 30, 2019, which provides, among other things, that certain holders of our capital stock, including our principal stockholders, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

In connection with the Series B Private Placement, we entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR”), dated as of August 30, 2018, as amended on September 30, 2019, which provides, among other things, to certain holders of our capital stock, including our principal stockholders, a right of first refusal and co-sale agreement. Pursuant to the ROFR, we have a right to purchase shares of our capital stock which stockholders propose to sell to other parties and certain holders of our capital stock, including our principal stockholders, have a secondary right to purchase shares of our capital stock which stockholders propose to sell to other parties. Upon the closing of this offering, the ROFR will terminate and neither we, nor any of our stockholders, will have any right of first refusal to purchase shares of our capital stock which stockholders propose to sell to other parties or to participate in any such sale.

Voting Agreement

In connection with the Series B Private Placement, we entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), dated as of August 30, 2018, as amended on September 30, 2019, pursuant to which certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have agreed to, among other things, vote in a certain way on certain matters, including with respect to the election of directors. Upon the closing of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Information Rights Agreement

We entered into an information rights agreement with Clal Biotechnology Industries, or CBI, a holder of greater than 5% of our capital stock and an entity affiliated with Ofer Gonen, a member of our board of directors. This agreement requires us to provide CBI our annual and quarterly financial statements, auditor consent letters and other information reasonably required by CBI to enable it to prepare its financial statements. This agreement also requires that we provide CBI with information that is material to us in order for CBI to comply with disclosure and other Israeli Securities Law requirements.

Agreements with Directors and Officers

Indemnification Agreements

In connection with this offering, we intend to enter into new indemnification agreements with each of our directors and executive officers. The indemnification agreements, our Restated Charter and our Restated Bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our Restated Bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section entitled “Executive and Director Compensation—Limitations on Liability and Indemnification Matters” for information on our indemnification arrangements with our directors and executive officers. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Loan to Executive Officer

In September 2020, we issued a recourse note to Robert Connelly, our Chief Executive Officer, in connection with Mr. Connelly’s exercise of an option to purchase 2,154,276 shares of our common stock at $0.18 per share that was awarded in 2018. The principal amount of the note was $210,042, which accrues interest at a rate of 0.35% per annum, compounded semi-annually. The note will be repaid in full prior to the public filing of this registration statement.

Danforth Advisors Consulting Agreement

On March 13, 2013, we entered into a Consulting Agreement with Danforth Advisors, LLC, or Danforth. Daniel Geffken, our interim Chief Financial Officer, is a managing director of Danforth. The agreement provides for Danforth to provide chief financial officer services, business consulting and advisory services, including accounting and controller services that are necessary to support the management and operations of our business. The agreement remains in effect until such time as either party has given notice of termination and may be terminated by either party for cause upon 30 days’ prior written notice to the other party or for convenience upon 60 days’ prior written notice to the other party. The agreement has been amended in each of 2014, 2016, 2019, 2020 and 2021 to modify the scope of services provided. As consideration under the agreement, we pay Danforth consulting fees generally based on hourly rates as enumerated in the agreement, or for specific agreed upon fees for specific projects/services. We paid Danforth $390,205, $191,674 and $239,334 for its services in 2018, 2019 and 2020, respectively. Mr. Geffken receives grants of options to purchase common stock from time to time in his capacity a consultant and, separately, receives additional grants in his capacity as a member of our board of directors. We have issued Mr. Geffken options to purchase an aggregate of 199,306 shares of our common stock, with a weighted-average exercise price of $0.18 per share, since January 1, 2018 in connection with this service as a consultant. For more information regarding these grants, see the section entitled “Executive and Director Compensation.”

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related-party transaction policy, to be effective prior to the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors, director nominees, and their immediate family members, and stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at                 , 2021, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on                shares of our common stock outstanding as of                , 2021, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering. Percentage ownership of our common stock after this offering is based on shares of our common stock outstanding as of                , 2021, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as described above and the issuance of                shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of                , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is One Kendall Square, Building 1400 West, Suite 14303, Cambridge, MA 02139.

	Prior to the Offering		After the Offering
Name and Address of Beneficial Owner	Number of shares of common stock	Percent of class	Number of shares of common stock	Percent of class
5% Stockholders:
Clal Biotechnology Industries Ltd.
Livzon International Ventures I
Maxim Group LLC
Serum International B.V.
Directors and Named Executive Officers:
Robert Connelly
Daniel Geffken
Christopher Haqq
Julian Adams
Carol Ashe
Ofer Gonen
Daphne Karydas
Robert Ruffolo, Jr.
All executive officers and directors as a group (9 persons)

*	Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, our authorized capital stock will consist of                shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.001 per share, all of which preferred stock will remain undesignated.

As of December 31, 2020, we had outstanding:

•	13,061,715 shares of common stock, held by 46 stockholders of record; and

•	72,802,898 shares of convertible preferred stock.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of                shares of our common stock.

As of December 31, 2020, we had outstanding options to purchase 7,575,086 shares of common stock and warrants to purchase 9,629,695 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends if and as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will have the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2020, options to purchase 7,575,086 shares of common stock were outstanding under our Prior Plan, with a weighted-average exercise price of $0.16 per share, of which options to purchase 1,986,386 shares were exercisable. For additional information regarding the terms of our Prior Plan, please see “Executive and Director Compensation—2012 Stock Incentive Plan.”

Warrants

As of December 31, 2020, warrants to purchase 9,629,695 shares of common stock at a weighted-average exercise price of $0.77 per share were outstanding.

Registration Rights

The IRA provides that certain holders of our Series A Preferred Stock and B Preferred Stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors and officers, have certain registration rights, as set forth below.

Such registration rights will terminate upon the earliest of (i) the date that is five years after the closing of this offering, (ii) as to a given holder of registration rights, the date after the closing of this offering when such holder of registration rights and its affiliates can sell all of their shares pursuant to Rule 144 of the Securities Act during any 90-day period without registration, and (iii) the completion of certain liquidation events. Under the IRA, we will generally be required to pay all expenses (other than the underwriting discount and commissions and certain other expenses) of holders of the shares registered pursuant to the exercise of such registration rights.

In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of BTIG, LLC and Oppenheimer & Co. Inc. for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of up to                shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this registration statement, the holders of at least 50% of the shares having registration rights then outstanding may request that we file a registration statement to register all or a portion of their shares. We will not be required to effect more than three registrations on Form S-1. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of an aggregate of                shares of our common stock will be entitled to certain Form S-3 registration rights. At any time beginning three months after the effective date of this registration statement, the holders of at least 25% of our shares of common stock entitled to certain Form S-3 registration rights can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $5,000,000, net of the underwriting discount, selling commissions, and stock transfer taxes. We will not be required to effect more than three registrations on Form S-3 within the twelve-month period preceding the date of the request. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, the holders of an aggregate of                shares of our common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to the sale of securities to employees or service providers of the Company or a subsidiary pursuant to a stock option, stock purchase or similar plan, (ii) a registration relating to an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions

The provisions of Delaware law and of our amended and restated certificate of incorporation and amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of the Company.

•

Business Combinations. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

•

Limitation of Liability; Indemnification. Our amended and restated certificate of incorporation contains provisions permitted under the DGCL relating to the liability of directors. The provisions eliminate, to the extent legally permissible, a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the DGCL. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions assist us in attracting and retaining qualified individuals to serve as directors.

•

Forum. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provision.

In addition to the foregoing, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering contain provisions that could delay or prevent a change of control of our Company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•	provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

•	require advance written notice of stockholder proposals and director nominations.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                .

Nasdaq Market

We will apply to list our common stock on the Nasdaq                Market under the symbol “ELTX.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock— A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.” Furthermore, although we will apply to have our common stock approved for listing on the Nasdaq                Market, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                , 2021 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into                shares of our common stock upon the closing of this offering, we will have an aggregate of                shares of our common stock outstanding (or                shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the                 shares sold in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for (i) any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement and (ii) any shares purchased by our directors, officers and employees in the directed share program, which shares would be subject to lockup agreements, as described below.

All remaining shares of common stock held by existing stockholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreement described below. Upon expiration of the lock-up period, we estimate that approximately                shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-up Agreements

Pursuant to a lock-up agreement, we, all of our directors and officers, and holders of substantially all of our outstanding common stock, have agreed with the underwriters, subject to certain exceptions, not to: (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, collectively referred to as Derivative Instruments, including without limitation any such shares or Derivative Instruments now owned or hereafter acquired; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of common stock or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of BTIG, LLC and Oppenheimer & Co. Inc. Currently, the underwriters have no current intention to release the aforementioned holders of our common stock from the lock-up restrictions described above prior to the expiration of such lockup period. Our lock-up agreement will provide for certain exceptions. See “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell (subject to the lock-up agreement referred to above, if applicable) in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                shares (or                 shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on the Nasdaq Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us (as well as the lock-up agreement referred to above, if applicable). If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our Prior Plan and 2021 Plan. We expect to file the registration statement covering shares offered pursuant to our Prior Plan and 2021 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the closing of this offering, the holders of                 shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules under the Code, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge” or a “conversion transaction,” persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code, certain former citizens or permanent residents of the U.S., or investors in pass-through entities. In addition, this summary does not address the effects of any applicable gift or estate tax, and this summary does not address the potential application of the alternative minimum tax, Medicare contribution tax or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws or any other U.S. federal tax laws.

This summary is based on the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion assumes that a Non-U.S. Holder will hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice for any Non-U.S. Holder under its particular circumstances. Persons considering the purchase of our common stock pursuant to this offering should consult their tax advisors concerning the U.S. federal income, estate and gift tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and the possible application of tax treaties that might change the general provisions discussed below.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an entity that is treated as a disregarded entity for U.S. federal income tax purposes and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or the owner of the disregarded entity will generally depend upon the status of the partner or the owner of the disregarded entity and the activities of the partnership or the disregarded entity. If you are a partner of a partnership holding our common stock or the owner of a disregarded entity holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, such payments to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will generally constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain and will be treated as described below under “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Non-U.S. Holders must generally provide the withholding agent with a properly executed IRS Form W-8BEN, Form W-8BEN-E or other appropriate form claiming an exemption from or reduction in withholding under an applicable income tax treaty. This certification must be updated periodically. If a Non-U.S. Holder holds our common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder provides the withholding agent with the required forms, including IRS Form W-8ECI, but instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the U.S. A corporate Non-U.S. Holder that receives effectively connected dividends may also be subject to an additional branch profits tax at a rate of 30% (or a lower rate prescribed by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a Non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(i)    the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(ii)    the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(iii)    we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than five percent of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. person. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% (or such lower rate specified by an applicable income tax treaty) tax, which gain may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the U.S., provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

For purposes of clause (iii) above, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a United States real property holding corporation in the future. If we become a United States real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a Non-U.S. Holder that actually or constructively held more than 5% of our common stock at any time during the shorter of the two periods described in clause (iii), above. If gain on the sale or other taxable disposition of our common stock were subject to taxation under clause (iii) above, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the withholding agent as to its foreign status, which certification may generally be made on IRS Form W-8BEN, Form W-8BEN-E or other appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the U.S. by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the U.S. Information reporting, but generally not backup withholding (provided the broker does not have actual knowledge or reason to know that the holder is a U.S. person that is not an exempt recipient), will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Under Sections 1471 through 1474 of the Code, a U.S. federal withholding tax of 30% may apply to dividends of our common stock paid to a “foreign financial institution” (as specially defined in the Code) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to payments of dividends paid to a “non financial foreign entity” (as specially defined in the Code) unless such entity either certifies it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying substantial direct and indirect U.S. owners of the entity. While such withholding tax would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. The withholding tax described above will not apply if the foreign financial institution or non financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non U.S. Holder might be eligible for refunds or credits of such taxes. The U.S. has entered into agreements with certain countries that modify these general rules for entities located in those countries. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of these withholding provisions on their investment in our common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered pursuant to this prospectus. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. BTIG, LLC and Oppenheimer & Co. Inc. are acting as the representatives of the underwriters.

Underwriters	Number of Shares
BTIG, LLC
Oppenheimer & Co. Inc.
National Securities Corporation
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional                shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, or the Lock-Up Period, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions or transactions, including:

(i) as a bona fide gift or gifts, including without limitation to a charitable organization or educational institution, or by will, other testamentary document or pursuant to the laws of intestate succession upon the death of the holder, provided that any such transfer shall not involve a disposition for value and the donee or donees, beneficiary or beneficiaries, heir or heirs or legal representatives thereof agree to be bound in writing by the Lock-Up Period and provided further that, in the case of any such transfer by bona fide gift or gifts, no filing under Section 16 of the Exchange Act nor any other public filing or disclosure reporting such transfer of the holder’s shares shall be required or voluntarily made during the Lock-Up Period (other than a filing on Form 5) and provided further that, in the case of any such transfer by will or intestacy, if the undersigned is required to file a report under Section 16 of the Exchange Act in connection with such transfer, the undersigned shall include a statement in such report to the effect that the filing relates to the transfer of securities by will, other testamentary document or the laws of intestate succession;

(ii) to any member of the holder’s immediate family or to any trust or other legal entity for the direct or indirect benefit of the holder or the immediate family of the holder, provided that the transferee agrees to be bound in writing by the Lock-Up Period, and provided further that any such transfer shall not involve a disposition for value and provided further that no filing under Section 16 of the Exchange Act nor any other public filing or disclosure reporting such transfer of the holder’s shares shall be required or shall be voluntarily made during the Lock-Up Period (other than a filing on Form 5);

(iii) to any partnership, limited liability company or other entity of which the holder is the legal and beneficial owner of all of the outstanding equity securities or similar interests, provided that the transferee agrees to be bound in writing by the Lock-Up Period, and provided further that any such transfer shall not involve a disposition for value and provided further that no filing under Section 16 of the Exchange Act nor any other public filing or disclosure reporting such transfer of the holder’s shares shall be required or shall be voluntarily made during the Lock-Up Period (other than a filing on Form 5);

(iv) to limited partners, members, stockholders, other equity holders or trust beneficiaries of the holder or to any investment fund or other entity that is controlled or managed by or under common control with the holder, or, if the holder is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust, provided that, in each case, the transferees agree to be bound in writing by the Lock-Up Period, and provided further that any such transfer shall not involve a disposition for value, and provided further that no filing under Section 16 of the Exchange Act nor any other public filing or disclosure reporting such transfer of the holder’s shares, shall be required or shall be voluntarily made during the Lock-Up Period (other than a filing on Form 5);

(v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above; provided that the transferee agrees to be bound in writing by the Lock-Up Period and provided further that, unless permitted under clauses (i) above, no filing under Section 16 of the Exchange Act nor any other public filing or disclosure reporting such transfer of the holder’s shares, shall be required or shall be voluntarily made during the Lock-Up Period (other than a filing on Form 5);

(vi) by operation of law, including pursuant to a qualified domestic order, divorce settlement, divorce decree or domestic separation agreement, provided that the transferee agrees to be bound in writing by the Lock-Up Period, and provided further that any such transfer shall not involve a disposition for value;

(vii) pursuant to an order of a court or regulatory agency or to comply with any regulations related to the holder’s ownership of the Shares; provided, if the holder is required to file a report under Section 16 of the Exchange Act in connection with such transfer, the holder shall include a statement in such report to the effect that the filing relates to the transfer of securities pursuant to an order of a court or regulatory agency or to comply with any regulations related to the ownership of the Shares unless such a statement would be prohibited by any applicable law, regulation or order of a court or regulatory authority;

(viii) to the Company as the result of a vesting, conversion, exercise or exchange of any security convertible into or exercisable or exchangeable for shares of Common Stock pursuant to any existing employee benefit plans described herein, including shares of Common Stock surrendered or transferred to the Company in connection with a “cashless” or “net exercise” to cover tax withholding obligations of the holder in connection with such vesting, conversion, exercise or exchange; provided, that any shares of Common Stock received upon such conversion, exercise or exchange shall be subject to the Lock-Up Period; and provided further, if the holder is required to file a report under Section 16 of the Exchange Act in connection with such transfer, the holder shall include a statement in such report to the effect that the filing relates to the conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for shares of Common Stock pursuant to existing employee benefit plans and that no securities were sold by the holder and provided further that no other public announcement shall be required or shall be made voluntarily in connection with such transfer;

(ix) pursuant to a change of control (as defined below) of the Company that has been approved by the Company’s board of directors; provided that in the event that the change of control is not completed, the holder’s Shares that are subject to the restrictions contained in the lock-up agreement shall remain so restricted in accordance with the lock-up agreement;

(x) in connection with a sale of the holder’s Shares acquired in the Public Offering (other than any Company-directed Shares acquired by an officer or director of the Company) or in open market transactions after completion of the Public Offering, provided that no filing under Section 16 of the Exchange Act, or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

(xi) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the holder, (B) to any investment fund or other entity controlled or managed by the undersigned or affiliates of the holder, or (C) as part of a distribution by the holder to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders, provided in each case that the transferee agrees to be bound in writing by the restrictions set forth in the lock-up agreement, any such transfer shall not involve a disposition for value, and provided further that no filing under Section 16 of the Exchange Act, nor any other public filing or disclosure reporting such transfer of the holder’s shares, shall be required or shall be voluntarily made during the Lock-Up Period (other than a filing on Form 5); and

(xii) with the prior written consent of the representatives on behalf of the underwriters.

In addition, the holder may enter into a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of the holder’s Common Stock may be made under such plan during the Lock-Up Period.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list our common stock on the Nasdaq                 Market under the symbol “ELTX.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq                Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $             million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions related to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom, or each a Relevant State, no common shares, or the Shares, have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation); or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA, or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Morgan, Lewis & Bockius LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by DLA Piper LLP (US), New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of Moody, Famiglietti & Andronico, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.elicio.com. Information on, or accessible through, our website is not part of this prospectus.

ELICIO THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Elicio Therapeutics, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Elicio Therapeutics, Inc. and Subsidiary (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations, negative operating cash flows and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moody, Famiglietti & Andronico, LLP

We have served as the Company’s auditor since 2019.

Tewksbury, Massachusetts

April 23, 2021

Elicio Therapeutics, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2020 and 2019

ASSETS	2020	2019
Current assets:
Cash and cash equivalents	$14,967,086	$6,810,078
Prepaid expenses and other current assets	485,995	442,161

Total current assets	15,453,081	7,252,239
Property and equipment, net	613,460	606,976
Right-to-use-asset	410,911	821,341
Other long-term prepaid assets	3,184,729	155,099

Total assets	$19,662,181	$8,835,655

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,650,872	$529,532
Accrued expenses	1,217,337	788,613
Short term portion of operating lease liability	439,429	428,176

Total current liabilities	3,307,638	1,746,321
Operating lease liability, noncurrent portion	—	439,428

Total liabilities	3,307,638	2,185,749

Commitments and contingencies (Note 12)

Convertible preferred stock:
Series B convertible preferred stock, $0.001 par value: authorized 82,512,218 shares; issued and outstanding shares of 67,802,898 at December 31, 2020 and 39,500,407 at December 31, 2019 (liquidation value $67,802,898 at December 31, 2020 and $39,500,407 at December 31, 2019)	57,998,623	34,052,679
Series A convertible preferred stock, $0.001 par value: authorized, issued and outstanding 5,000,000 shares at December 31, 2020 and 2019 (liquidation value $7,495,438 at December 31, 2020 and 2019)	7,495,438	7,495,438

Total convertible preferred stock	65,494,061	41,548,117

Stockholders’ deficit:
Common stock, $0.01 par value: authorized 123,000,000 shares at December 31, 2020 and 93,000,000 shares at December 31, 2019; issued shares of 14,049,091 and outstanding of 13,061,715 at December 31, 2020 and issued and outstanding of 3,972,528 at December 31, 2019	130,617	39,725
Note receivable	(210,253)	—
Additional paid-in capital	3,339,980	1,749,784
Accumulated deficit	(52,399,862)	(36,687,720)

Total stockholders’ deficit	(49,139,518)	(34,898,211)

Total liabilities and stockholders’ deficit	$19,662,181	$8,835,655

The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses:
Research and development	$12,719,956	$9,544,079
General and administrative	3,001,128	2,798,268

Total operating expenses	15,721,084	12,342,347

Loss from operations	(15,721,084)	(12,342,347)

Other income:
Interest income	8,942	81,481

Total other income	8,942	81,481

Net loss	$(15,712,142)	$(12,260,866)

Net loss per share attributable to common stockholders, basic and diluted	$1.46	$3.11

Weighted-average common shares outstanding, basic and diluted	10,730,992	3,942,165

The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2020 and 2019

	Convertible Preferred Stock					Stockholders’ Deficit
	Series B		Series A		Total Convertible Preferred Stock	Common Stock		Note Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Par Value
Balance at December 31, 2018	32,320,407	$28,054,599	5,000,000	$7,495,438	$35,550,037	3,926,733	$39,267	$—	$1,291,247	$(24,426,854)	$(23,096,340)
Stock-based compensation	—	—	—	—	—	—	—	—	145,081	—	145,081
Issuance of common stock upon exercise of options	—	—	—	—	—	45,795	458	—	(6,104)	—	(5,646)
Issuance of common stock warrants pursuant to consulting agreement	—	—	—	—	—	—	—	—	18,000	—	18,000
Issuance of Series B convertible preferred stock, and warrants to purchase 1,795,000 shares of common stock net of issuance costs of $966,520	7,180,000	5,998,080	—	—	5,998,080	—	—	—	301,560	—	301,560
Net loss	—	—	—	—	—	—	—	—	—	(12,260,866)	(12,260,866)

Balance at December 31, 2019	39,500,407	34,052,679	5,000,000	7,495,438	41,548,117	3,972,528	39,725	—	1,749,784	(36,687,720)	(34,898,211)

Stock-based compensation	—	—	—	—	—	—	—	—	304,468	—	304,468
Issuance of common stock upon exercise of options	—	—	—	—	—	1,069,555	10,696	—	178,486	—	189,182
Issuance of Note Receivable for purchase of stock options	—	—	—	—	—	—	—	(210,042)	210,042	—	—
Vesting of shares issued with note receivable and related earned interest	—	—	—	—	—	179,523	1,795	(211)	(1,793)	—	(209)
Issuance of common stock warrants pursuant to consulting agreement	—	—	—	—	—	—	—	—	51,204	—	51,204
Issuance of common stock upon exercise of warrants	—	—	—	—	—	325,900	3,259	—	53,144	—	56,403
Issuance of Series B convertible preferred stock and conversion of 7,514,209 warrants to common stock, net of issuance costs of $1,410,287	8,411,800	7,001,513	—	—	7,001,513	7,514,209	75,142	—	435,340	—	510,482
Issuance of Series B convertible preferred stock, net of issuance costs of $2,946,260	19,890,691	16,944,431	—	—	16,944,431	—	—	—	359,305		359,305
Net loss	—	—	—	—	—	—	—	—	—	(15,712,142)	(15,712,142)

Balance at December 31, 2020	67,802,898	$57,998,623	5,000,000	$7,495,438	$65,494,061	13,061,715	$130,617	$(210,253)	$3,339,980	$(52,399,862)	$(49,139,518)

The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:
Net loss	$(15,712,142)	$(12,260,866)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expense	193,432	108,366
Non-cash interest income	(211)	—
Non-cash issuance of common stock warrant pursuant to contractual agreement	51,204	18,000
Stock-based compensation	304,468	145,081
Loss on disposal of property and equipment	—	1,951
Changes in operating assets and liabilities:
(Increase) decrease in:
Prepaid expenses and other current assets	(43,834)	2,425,903
Right to use asset	410,430	(821,341)
Other long term prepaid assets	(3,029,630)	—
Increase (decrease) in:
Accounts payable	1,121,340	(962)
Accrued expenses	428,724	271,562
Operating lease liability	(428,175)	867,604
Deferred rent	—	(49,818)

Net cash used in operating activities	(16,704,394)	(9,294,520)

Cash flows from investing activities:
Purchases of property and equipment	(199,916)	(489,100)

Net cash used in investing activities	(199,916)	(489,100)

Cash flows from financing activities:
Proceeds from issuance of Series B convertible preferred stock and warrants, net of issuance costs	24,815,733	6,299,640
Cash paid for cashless option exercise	—	(5,646)
Proceeds from exercise of common stock warrants	56,403	—
Proceeds from exercise of common stock options	189,182	—

Net cash provided by financing activities	25,061,318	6,293,994

Net increase (decrease) in cash	8,157,008	(3,489,626)

Cash, cash equivalents, and restricted cash, beginning of year	6,810,078	10,299,704

Cash, cash equivalents, and restricted cash, end of year	$14,967,086	$6,810,078

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$14,967,086	$6,810,078
Restricted cash	—	—

Total cash, cash equivalents, and restricted cash	$14,967,086	$6,810,078

Supplemental disclosure of noncash activities:
Warrants issued as non-cash issuance costs of Series B Preferred	$494,077	$86,160
Common stock issued as part of Series B Preferred	$375,710	$—
Note receviable and interest	$210,253	$—

The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Nature of Business

Elicio Therapeutics, Inc. (“Elicio”), was incorporated in Delaware as Vedantra Pharmaceuticals Inc., in August 2011. Elicio is a research-stage biotechnology company dedicated to developing vaccine technologies for applications in oncology. In December 2018, Elicio formed a wholly owned subsidiary, Elicio Securities Corporation (“ESC”), a Massachusetts corporation. ESC is an investment company. Elicio and ESC are collectively referred to as “the Company” throughout these consolidated financial statements.

Liquidity

Since its inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and raising capital and has financed its operations through the issuance of convertible debt, convertible preferred stock and the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Company has incurred losses and negative operating cash flows since inception and has an accumulated deficit of $52,399,862 at December 31, 2020.

The Company is subject to risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development program will be successful, that products developed will obtain necessary regulatory approval, and that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants.

Going Concern

The Company had cash and cash equivalents of $14,967,086 at December 31, 2020. The Company’s losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the consolidated financial statement issuance date, raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to incur substantial expenditures in the foreseeable future for the development of its product candidates and will require additional financing to continue this development. The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The preparation of consolidated financial statements are in conformity with U.S. generally accepted accounting principles (“GAAP”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company. Management has concluded it has a single reporting segment for purposes of reporting financial condition and results of operations. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates reflected in these consolidated financial statements include but are not limited to, the accrual of research and development expenses, the valuation of Common Stock, stock-based awards, the right-to-use assets and operating lease liability, and going concern.

Unaudited pro forma financial information

The unaudited pro forma basic and diluted weighted average shares of Common Stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2020 and December 31 2019 give effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of Common Stock as if the conversion had occurred on the later of January 1, 2019 or the issuance date of the convertible preferred stock for each of the years ended December 31, 2020 and 2019.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase. At times, cash balances deposited at major financial banking institutions exceed the federally insured limit. The Company regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company has not experienced any losses in such accounts.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset. Upon sale or retirement, the cost and accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is recorded in the consolidated statement of operations. Repair and maintenance expenditures are charged to expense as incurred.

Asset Class	Estimated Useful Lives
Laboratory equipment	5 years
Furniture and fixtures	3 years

Impairment of Long-lived Assets

Periodically, the Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have occurred.

Convertible Preferred Stock

The Company has classified convertible preferred stock, par value $0.001 per share, (the “Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets due to certain changes in control events that are outside of the Company’s control, including sale or transfer of control of the Company, as holders of the Preferred Stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the Preferred Stock to the redemption values since a liquidation event was not considered probable as of December 31, 2020 and 2019. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if it becomes probable that such a liquidation event will occur.

Income Taxes

The Company provides for income taxes in accordance with Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions when management determines that it is probable that a loss will be incurred related to these matters and the amount of the loss is reasonably determinable. The Company has not identified any significant uncertain tax positions as of December 31, 2020.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in the existing guidance for income taxes and making other minor improvements. The amendments are effective for annual reporting periods beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact of adopting this new accounting guidance.

Research and Development

Research and development costs are charged to expense as incurred and consist of expenses incurred in performing research and development activities, including salaries and benefits, materials and supplies, preclinical expenses, stock-based compensation expense, depreciation of equipment, contract services, and other outside expenses.

Accounting for Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”) to enhance the transparency and comparability of

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

financial reporting related to leasing arrangements. Under this new lease standard, most leases are required to be recognized on the balance sheet as right-of-use assets and lease liabilities. Disclosure requirements have been enhanced with the objective of enabling financial statement users to assess the amount, timing, and uncertainty of cash flows arising from leases. Prior to January 1, 2019, GAAP did not require lessees to recognize assets and liabilities related to operating leases on the balance sheet. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations as well as the reduction of the right-of-use asset.

The Company has adopted the standard effective January 1, 2019 and has chosen to use the effective date as its date of initial application. The new standard provides a number of optional practical expedients in transition. The Company has elected to apply the ‘package of practical expedients’ which allow it to not reassess (i) whether existing or expired arrangements contain a lease, (ii) the lease classification of existing or expired leases, or (iii) whether previous initial direct costs would qualify for capitalization under the new lease standard. The Company has also elected to apply (i) the practical expedient which allows it to not separate lease and non-lease components, for new leases entered into after adoption and (ii) the short-term lease exemption for all leases with an original term of less than 12 months, for purposes of applying the recognition and measurements requirements in the new standard. For the impact to the Company’s consolidated financial statement upon adoption of the new leasing standard, see Note 3 to the consolidated financial statements.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on specific facts and circumstances, the existence of an identified asset(s), if any, and the Company’s control over the use of the identified asset(s), if applicable. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company will utilize the incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. As of the ASC 842 effective date, the Company’s incremental borrowing rate is approximately 8.75% based on the remaining lease term of the applicable leases.

The Company has elected to combine lease and non-lease components as a single component. Operating leases are recognized on the consolidated balance sheet as ROU lease assets, current lease liabilities and non-current lease liabilities. Fixed rents are included in the calculation of the lease balances, while variable costs paid for certain operating and pass-through costs are excluded. Lease expense is recognized over the expected term on a straight-line basis.

Accounting for Stock-based Compensation

The Company issues stock-based awards to employees and non-employees, generally in the form of stock options. The Company accounts for stock-based awards in accordance with ASC 718, Compensation—Stock Compensation, which requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the consolidated statements of operations based on their fair values. The Company has elected to account for option forfeitures as they occur.

The Company uses the Black-Scholes option-pricing model (“Black-Scholes”) to determine the weighted-average fair value of options granted, which uses as inputs the fair value of the Common Stock and

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

assumptions the Company makes for the volatility of its Common Stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield.

Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period.

Beginning on January 1, 2019, for stock-based awards granted to non-employees, compensation expense is recognized over the period during which services are rendered by such non-employees until completed in accordance with the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The standard largely aligns the accounting for share-based payment awards issued to employees and nonemployees by expanding the scope of ASC 718 to apply to nonemployee share-based transactions, as long as the transaction is not effectively a form of financing. There was no adjustment to the consolidated financial statements upon adoption of this standard.

Determination of Fair Value of Common Stock

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock has been determined by the Company’s Board of Directors as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of Common Stock and its Board of Directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Common Stock valuations were prepared using the option pricing method. These third-party valuations were performed at various dates, which resulted in valuations of the Common Stock of $0.23 per share as of December 31, 2020 and October 31, 2020, $0.17 as of December 31, 2019, and $0.18 as of September 30, 2019.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of its Common Stock and its stock-based compensation expense could be materially different.

Fair Value of Financial Instruments

The Company follows the guidance prescribed by ASC Topic 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value that focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

•

Level 1- Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. The Company’s financial assets which are measured at fair value on a recurring basis were comprised of cash and cash equivalents of $2,137,838 at December 31, 2020, based on Level 1 inputs

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES…continued

•

Level 2- Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. The Company does not have any instruments meeting the criteria of Level 2 inputs.

•

Level 3- Pricing inputs include unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, which are developed based on the best information available. The Company does not have any instruments meeting the criteria of Level 3 inputs.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the consolidated balance sheets for cash, restricted cash, accounts payable and accrued expenses approximate their respective fair values because of the short-term maturity of those financial instruments.

3.	LEASES

The Company is party to one operating lease for office and laboratory space. The lease commenced in July 2016 with the term set to expire in November 2021. Further, the Company has applied the guidance in ASC 842 to its corporate office and laboratory lease and has determined that this should be classified as an operating lease. Consequently, as a result of the adoption of ASC 842 on January 1, 2019, the Company recognized a ROU lease asset of $1,196,675 with a corresponding lease liability of $1,246,493, based on the present value of the minimum rental payments of such leases. In accordance with ASC 842, the beginning balance of the ROU lease asset was reduced by the existing deferred rent liability at inception of $49,818.

At December 31, 2020 and 2019, the ROU asset balance was $410,911 and $821,341, respectively, and the lease liability was $439,429 and $867,604, respectively.

Rent expense was $469,493 for each of the years ended December 31, 2020 and 2019.

The remaining lease term and discount rate as of December 31, 2020 were as follows:

Remaining lease term	11 months
Discount rate	8.75%

The maturities of the operating lease liability at December 31, 2020 are as follows:

2021	$458,887

Total lease payments	$458,887
Less: imputed interest	19,458

Present value of lease liabilities	$439,429

Cash paid for amounts included in measurement of operating lease liabilities totaled $487,238 for the year ended December 31, 2020.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

4.	PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consisted of the following at December 31:

	2020	2019
Prepaid contract services	$158,828	$276,189
Deposit for lease	155,099	—
Prepaid insurance	64,782	42,922
Deferred issuance costs	—	57,182
Other prepaid and other current assets	107,286	65,868

Total	$485,995	$442,161

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31:

	2020	2019
Laboratory equipment	$1,026,283	$870,569
Furniture and fixtures	94,537	50,335

Total	1,120,820	920,904
Accumulated depreciation	(507,360)	(313,928)

Property and equipment, net	$613,460	$606,976

Depreciation expense was $193,432 and $108,366 for the years ended December 31, 2020 and 2019, respectively.

During 2019, an asset with a cost of $2,701 and accumulated depreciation of $750 was disposed of and a loss on disposal totaling $1,951 was recorded.

6.	OTHER LONG-TERM PREPAID ASSETS

Other long-term prepaid assets consisted of the following at December 31:

	2020	2019
Deposit for clinical trial services	$3,177,698	$—
Deposit for lease	—	155,099
Other long-term assets	7,031	—

Total other long-term prepaid assets	$3,184,729	$155,099

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

7.	ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

	2020	2019
Accrued professional fees	$116,721	$263,407
Accrued compensation and benefits	917,479	508,006
Accrued research and development	173,058	8,740
Other expenses	10,079	8,460

Total accrued expenses	$1,217,337	$788,613

8.	CONVERTIBLE PREFERRED STOCK

Series A Convertible Preferred Stock (“Series A Preferred”)

In July 2012, the Company authorized the sale and issuance of up to 5,000,000 shares of $0.001 par value Series A Preferred at an original issuance price of $1.00 per share. Series A Preferred is held by a related party that is the principal owner of the Company, an owner of more than 10% of the voting interests of the Company.

Series B Convertible Preferred Stock (“Series B Preferred”)

In August 2018, the Company authorized the sale and issuance of up to 52,512,218 shares of Series B Preferred at an original issuance price of $1.00 per share. The Series B Preferred financing was structured to be issued in rolling closes during 2018 and 2019.

On August 30, 2018, the Company issued 2,100,000 shares of Series B Preferred for gross cash proceeds of $2,100,000 and issued 30,220,407 shares of Series B Preferred in conjunction with the conversion of the outstanding amount of the Convertible Notes totaling $23,920,244, of which 9,399,504 shares were issued to the principal owner of the Company. The Company incurred cash issuances costs of $3,054,974 in connection with this closing. The Company recorded an additional $6,300,163 of intrinsic value related to the discount received by the Noteholders upon the settlement of the Convertible Notes to Series B Preferred.

Additionally, the Company issued warrants to the placement agent of the Series B Preferred, with a ten year term to purchase 2,395,313 shares of Common Stock at $1.10 per share. The fair value of these warrants was determined to be $287,437 and was recorded as additional issuance costs of Series B Preferred.

For every four shares of Series B Preferred sold and issued, the Company issued a warrant to the applicable investor with a ten year term to purchase one share of Common Stock at $1.10 per share. In 2018, the Company issued warrants to purchase 8,080,042 shares of Common Stock at $1.10 per share, related to the issuance of Series B Preferred. The fair value of these warrants was determined to be $923,397 and was recorded as an offset to the gross proceeds of Series B Preferred.

All warrants issued in 2018 were evaluated and determined to be equity warrants and $1,210,835 was recorded as Additional Paid-in Capital.

In conjunction with the August 2018 issuance of Series B Preferred, the Series A Preferred holder was granted warrants to purchase an aggregate of 1,250,000 shares of Common Stock at a price of $1.10 per share in exchange for termination of future additional dividend rights and the five year redemption period. The fair value of these warrants was determined to be $150,000, which was recorded as a reduction to the carrying value of the Series A Preferred.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

8.	CONVERTIBLE PREFERRED STOCK …continued

During 2019, the Company issued 7,180,000 shares of Series B Preferred for gross proceeds of $7,180,000 and warrants to purchase 1,795,000 shares of Common Stock at $1.10 per share. The fair value of these warrants was determined to be $215,400 and was recorded as an offset to the gross proceeds of Series B Preferred. The Company incurred cash issuances costs of $880,360 in connection with this closing. Additionally, the Company issued warrants to the placement agent with a ten year term to purchase 718,000 shares of Common Stock at $1.10 per share. The fair value of these warrants was determined to be $86,160 and was recorded as additional issuance costs of Series B Preferred.

All warrants issued in 2019 were evaluated and determined to be equity warrants and a total of $301,560 was recorded as Additional Paid-in Capital.

On February 27, 2020, the Company issued 8,411,800 shares of Series B Preferred for gross proceeds of $8,411,800. In conjunction with this issuance, the Company converted for no consideration outstanding warrants to purchase 7,514,209 shares of Common Stock at $1.10 per share into 7,514,209 shares of Common Stock. The fair value of the Common Stock was determined to be $375,710 and was recorded as additional issuance costs of Series B Preferred. The Company incurred cash issuance costs of $899,805 in connection with this closing. In addition, the Company issued warrants to the placement agent of the Series B Preferred with a ten year term to purchase 841,180 shares of Common Stock at $0.01 per share. The fair value of these warrants was determined to be $134,772 and was recorded as additional issuance costs of Series B Preferred.

In June 2020, the Company authorized the sale and issuance of up to an additional 30,000,000 shares of Series B Preferred at an issuance price of $1.00 per share. The follow on Series B financing was structured to be issued in rolling closings in 2020 and 2021.

For the period June through November 2020, the Company issued 19,890,691 shares of Series B Preferred for gross proceeds of $19,890,691. The Company incurred cash issuance costs of $2,586,955 in connection with this offering. Additionally, the Company issued warrants to the placement agent with an eighteen month term to purchase 1,989,069 shares of Common Stock at $0.01 per share. The fair value of these warrants was determined to be $359,305 and was recorded as additional issuance costs of Series B Preferred.

As of December 31, 2020, the rights and preferences of the Series A Preferred and Series B Preferred are as follows:

Conversion

Each share of Series A Preferred and Series B Preferred may be converted at any time, at the option of the holder, into shares of Common Stock, subject to the applicable conversion rate as determined by dividing the applicable original issue price by the applicable conversion price. The conversion price for the Series A Preferred and Series B Preferred (as may be adjusted for certain dilutive events) is $1.00. The Series A Preferred and Series B Preferred automatically convert into shares of Common Stock at $1.00 per share upon the closing of a public offering of the Company’s Common Stock with gross proceeds to the Company of at least $30,000,000 and a price of at least $1.10 per share or at the election of the holders of at least a majority of the then outstanding shares of Preferred Stock.

Dividends

Prior to August 2018, the Series A Preferred holder were entitled to cumulative dividends of 8% whether or not declared by the Board of Directors. Dividends compounded quarterly. In conjunction with the issuance

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

8.	CONVERTIBLE PREFERRED STOCK …continued

of Series B Preferred in August 2018, the Series A Preferred future dividend rights were terminated, and dividends accrued until the date of the termination of $2,645,458 were not surrendered. Dividends may be paid on the Preferred Stock if and when declared by the Board of Directors.

Voting Rights

Preferred Stock and Common Stock vote together as one class on an as-converted basis. Common Stock voting rights on certain matters are subject to the powers, preferences, and rights of the Preferred Stock. Holders are entitled to vote on all matters and holders of Preferred Stock shall have the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder are then convertible. Certain actions such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least a majority of the then-outstanding shares of Series A Preferred and Series B Preferred, in each case voting separately as a class.

Liquidation Preference

Upon liquidation, dissolution, or winding up of business, Series B Preferred holders are entitled to receive a liquidation preference in priority to the holder of Series A Preferred and Common Stock at the original Series B Preferred issue price (plus any dividends declared but unpaid). If assets available for distribution are insufficient to satisfy the liquidation payment to Series B Preferred holders in full, assets available for distribution will be allocated among Series B Preferred holders based on their pro rata shareholdings.

Upon liquidation, dissolution, or winding up of business, after the payment in full of the Series B Preferred liquidation amount, the Series A Preferred holder are entitled to receive a liquidation preference in priority to holders of Common Stock at the original Series A Preferred issue price plus any accrued but unpaid dividends. If assets available for distribution are insufficient to satisfy the liquidation payment to the Series A Preferred holder in full, assets available for distribution will be allocated among the Series A Preferred holder based on their pro rata shareholdings.

After the payment in full of the Series B Preferred liquidation amount and the Series A Preferred liquidation amount, any excess assets available for distribution will be allocated ratably among Common Stock and Preferred Stock holders based on their pro rata shareholdings, treating the Series A Preferred and Series B Preferred as if they had been converted to Common Stock. Upon a deemed liquidation event, as defined, holders have the option to redeem their shares at the liquidation payment amounts summarized above.

9.	COMMON STOCK

The Company has authorized 123,000,000 shares of Common Stock at December 31, 2020, of which 14,049,091 are issued and 13,061,715 are outstanding. The holders of shares of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, subject to the limitations and preferences of the Preferred Stock.

Recourse Note Receivable and Restricted Stock

In September 2020, the Chief Executive Officer (“CEO”) of the Company exercised an option to purchase 2,154,276 shares of Common Stock at $0.18 per share that was awarded in 2018. The Company received

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

9.	COMMON STOCK …continued

cash of $177,728 for the 987,377 shares that had vested and a recourse note receivable for $210,042 for the remaining 1,166,899 unvested shares. Per the terms of the recourse note receivable, the CEO is obligated to pay the entire recourse note receivable whether or not any unvested shares are forfeited. As of December 31, 2020 there were 1,166,900 and 987,376 vested and unvested shares, respectively. The unvested portion vests over the next 22 months. Between the date of exercise and December 31, 2020, 179,524 shares vested and $1,795 was recorded as an increase to Common Stock and a corresponding decrease to Additional Paid-in Capital in the amount of $1,793.

Interest on the note is earned at a rate of 0.35% per annum, compounded semi-annually. In 2020, the Company recorded interest income of $211. The balance of the recourse note receivable and accumulated interest income of $211 is recorded as a reduction to stockholders’ deficit.

Common Stock Warrants

In June 2020 and May 2019, the Company issued warrants to purchase 301,200 and 100,000 shares of Common Stock at an exercise price of $0.17 and $0.18 per share, respectively, to a consultant in lieu of a cash payment. The fair value of the warrants, totaling $51,204 and $18,000, respectively, was recorded as a general and administrative expense. The Company performed an evaluation of the terms of these warrants and determined that equity classification was appropriate. No warrants were exercised during 2019. In September 2020, the Company received cash of $56,403, from a consultant that exercised warrants to purchase 325,900 shares of Common Stock that were issued in 2019 and 2020.

The following table summarizes information regarding Common Stock warrants outstanding at December 31, 2020 and 2019:

	Number of Warrants	Weighted- Average Exercise Price
Outstanding at December 31, 2018	11,725,355	$1.10
Granted	2,613,000	1.06

Outstanding at December 31, 2019	14,338,355	1.09
Granted	3,131,449	0.01
Exercised by consultant	(325,900)	0.17
Converted to Common Stock	(7,514,209)	1.10

Outstanding at December 31, 2020	9,629,695	$0.77

10.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The Company has reported losses since inception and has computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of shares of Common Stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per share of Common Stock after giving consideration to all potentially dilutive shares of Common Stock, including options to purchase Common Stock and Preferred Stock, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential shares of Common Stock and Preferred Stock have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

10.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS …continued

Basic and diluted net loss per share attributable to common stockholders was calculated at December 31 as follows:

	2020	2019
Numerator:
Net loss	$(15,712,142)	$(12,260,866)
Denominator – basic and diluted:
Weighted-average shares of Common Stock outstanding, basic and diluted	10,730,992	3,942,165

Net loss per share—basic and diluted	$(1.46)	$(3.11)

The following table sets forth the potentially dilutive securities that have been excluded from the calculation of diluted net loss per share because to include them would be anti-dilutive (in Common Stock equivalent shares) at December 31:

	2020	2019
Series A Preferred	5,000,000	5,000,000
Series B Preferred	67,802,898	39,500,407
Unvested common stock	987,376	—
Warrants to purchase Common Stock	9,629,695	14,338,355
Options to purchase Common Stock	7,575,087	6,071,561

Total shares of Common Stock equivalents	90,995,056	64,910,323

Unaudited pro forma net loss per share attributable to common stockholders is computed using the weighted-average number of shares of Common Stock outstanding after giving effect to the conversion of all shares of Preferred Stock into shares of Common Stock as if such conversion had occurred at the beginning of the period presented or the date of original issuance, if later.

The following table summarizes the Company’s unaudited pro forma net loss per share attributable to common stockholders for the year ending December 31, 2020:

(Unaudited)
Numerator:
Net loss attributable to Common Stock	$(15,712,142)
Denominator:
Weighted-average shares of Common Stock outstanding, basic and diluted	10,730,992
Assumed conversion of Series A Preferred and Series B Preferred	58,312,829

Denominator for pro forma basic and diluted loss per share of Common Stock	69,043,821
Proforma net loss per share—basic and diluted	$(0.23)

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

11.	STOCK-BASED COMPENSATION

During 2012, the Company established the 2012 Stock Incentive Plan (the “Plan”). In accordance with the Plan, the Company is authorized to grant to eligible employees, directors, and consultants of the Company restricted stock and stock options. The amount, terms of grants, and vesting provisions are determined by the Company’s Board of Directors. In general, the options expire ten years after grant, or earlier if the optionee terminates their business relationship with the Company. The options generally vest over a four-year period.

At December 31, 2020, the maximum number of shares available for issuance under the Plan was 14,785,199 shares. At December 31, 2020, 4,221,528 shares of Common Stock were available for future grants under the Plan. The Company recognized stock-based compensation expense of $304,468 and $145,081 for the years ended December 31, 2020 and 2019, respectively.

The fair value of each option is estimated on the date of grant using the Black-Scholes with the assumptions noted in the table below. The fair value of an award with only a service condition is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period. The Company has elected to account for forfeitures as they occur, rather than estimating the number of awards that are expected to vest. The risk-free interest rate is estimated using the weighted average rate of return on U.S. Treasury notes with a life that approximates the expected life of the option. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The contractual life of the option was used for the expected life of options granted to non-employees. Expected volatility is based on the weighted average of the historical volatility of a peer group of publicly traded companies. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future.

The fair value of options granted during 2020 and 2019 were measured using the following assumptions:

	2020	2019
Risk-free interest rate	0.38-1.52%	1.43-2.85%
Expected dividend yield	0%	0%
Volatility	64-67%	62-66%
Expected life in years	6.08-10	6.08

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

11.	STOCK-BASED COMPENSATION…continued

A summary of stock option award activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	6,399,509	$0.08	8.3	$245,422
Granted	2,233,817	0.18
Exercised	(45,795)	0.08
Cancelled/Forfeited	(2,515,970)	0.12

Outstanding at December 31, 2019	6,071,561	$0.16	8.5	$27,974
Granted	3,803,000	0.17
Exercised	(2,236,454)	0.18
Cancelled/Forfeited	(63,021)	0.18

Outstanding at December 31, 2020	7,575,086	0.16	7.41	502,136

Vested and exercisable at December 31, 2020	1,986,386	0.14	6.00	173,993

The weighted-average grant date fair value of the options granted during the years ended December 31, 2020 and 2019 was estimated at $0.17 and $0.18, respectively.

At December 31, 2020, there was $794,269 of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.6 years.

During 2020, the Company received $189,182 in cash for the 1,069,555 of options that were exercised, inclusive of the cash received and options exercised by the CEO and disclosed in Note 9.

12.	COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be exposed to litigation in connection with its products and operations. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. The Company is not aware of any material legal matters.

Clinical Research Contract

The Company may enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies, and with other vendors for preclinical studies, supplies and other services for our operating purposes. These contracts generally provide for termination with a 30 day notice.

COVID-19

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. As of the date of the consolidated financial statements were issued, the Company’s operations have not been significantly impacted by the COVID-19 outbreak. However, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including planned clinical trials. The Company does believe that there will be an impact on the clinical development of its product candidates, which may include potential delays, halts or modifications to its planned trials.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

12.	COMMITMENTS AND CONTINGENCIES…continued

License Agreements

In July 2012 and January 2016, the Company licensed certain intellectual property from a university. The license term for both licenses extends until terminated by either party under certain provisions. The Company is required to pay certain contractual maintenance and milestone payments related to clinical trials and royalties on product sales over the term of the contract, with minimum annual royalty payments commencing in the calendar year after commercialization. In January 2019, the Company licensed additional intellectual property and terminated the license obtained in July 2012 from a university. As of December 31, 2020, no milestones or commercialization royalties had been achieved.

Future minimum annual maintenance payments are $95,000 for the year ended December 31, 2021 and $110,000 for the year ended December 31, 2022 and each continuing year thereafter. The Company’s future minimum annual maintenance payments in the amount of $110,000 are due until the termination of the agreement, as defined.

13.	INCOME TAXES

A reconciliation of the effect of applying the federal statutory rate to the net loss and the effective income tax rate for the years ended December 31 are as follows:

	2020	2019
Statutory federal income tax rate	21.0%	21.0%
State tax, net of federal benefit	6.3%	6.3%
Permanent differences	(0.5%)	(0.3%)
Federal research and development credits	3.5%	2.6%
State research and development credits	1.2%	1.0%
Other differences	0.4%	(0.5%)
Change in valuation allowance	(31.9%)	(30.1%)

Effective income tax rate	0.0%	0.0%

The principal components of the Company’s net deferred tax asset consisted of the following at December 31:

	2020	2019
Deferred tax assets (liabilities):
Net operating loss carryforwards	$11,183,780	$7,186,246
Research and development tax carryforwards	1,716,472	851,432
Other	345,536	184,852
Property and equipment	(25,792)	(10,957)

Total deferred tax assets	13,219,996	8,211,573
Less: Deferred tax asset valuation allowance	(13,219,996)	(8,211,573)

Net deferred tax asset	$—	$—

Net operating losses (“NOL”) generated before December 31, 2017 can be carried forward 20 years and carried back two years under the Internal Revenue Code (“IRC”). NOLs arising in tax years ended after December 31, 2017 are limited to 80% of taxable income, only carried forward and carried forward indefinitely. The Company has no income tax expense due to operating losses incurred for the years ended

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

13.	INCOME TAXES …continued

December 31, 2019 and 2020. The Company has provided a valuation allowance for the full amount of the net deferred tax assets as, based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. At December 31, 2020, the Company has federal NOLs of $41,069,646, of which $9,500,732 was generated before the tax year ended December 31, 2017, and state NOLs of $40,492,947. If not utilized, certain NOLs for federal and state tax purposes will start to expire beginning in 2032. At December 31, 2020, the Company has $1,250,510 and $465,962 of federal and state research and development credit carryforwards, respectively, that start to expire beginning in 2027.

As the Company has not yet achieved profitable operations, management believes the tax benefits as of December 31, 2020 did not satisfy the realization criteria set forth in ASC Topic 740, Income Taxes and, therefore, has recorded a full valuation allowance for the entire deferred tax asset. The valuation allowance increased in 2020 by $5,008,423 due to the increase in the deferred tax assets by the same amount, primarily due to NOL carryforwards. The Company’s effective income tax rate differed from the federal statutory rate due to state taxes and the Company’s full valuation allowance, the latter of which reduced the Company’s effective federal income tax rate to zero.

Ownership changes, as defined in the IRC, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income pursuant to IRC Section 382 or similar provisions. Subsequent ownership changes could further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and because there could be additional changes in control in the future. As a result, the Company is not able to estimate the effect of the change in control, if any, on the Company’s ability to utilize net operating loss and research and development credit carryforwards in the future.

The Company files tax returns in the United States, the State of California, and the Commonwealth of Massachusetts. All tax years from 2017 to 2020 remain open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (“IRS”) or other authorities if they have or will be used in a future period. To its knowledge, the Company is not currently under examination by the IRS or any other jurisdictions for any tax years.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2020, or to its deferred taxes and related allowance as of December 31, 2020.

As of December 31, 2020, the Company had no uncertain tax positions. The Company has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded for the years ended December 31, 2020 and 2019.

Elicio Therapeutics, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

14.	RELATED PARTIES

The Company paid $239,334 and $191,674 for the years ended December 31, 2020 and 2019, respectively, for consulting services provided by an entity affiliated with its interim chief financial officer and board member.

15.	SUBSEQUENT EVENTS

In February 2021, the Company issued 5,000,000 shares of Series B Preferred for gross proceeds of $5,000,000. Of the proceeds, 3,000,000 shares and $3,000,000 in proceeds were issued to the principal owner of the Company.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

BTIG	Oppenheimer & Co.

National Securities Corporation

            , 2021

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount). All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer and registrar fee		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the closing of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued since January 1, 2018 that were not registered under the Securities Act:

Preferred Stock Issuances

On August 30, 2018, we issued and sold 2,100,000 shares of Series B Preferred Stock pursuant to the initial closing of a private placement (the “Series B Private Placement”), at a purchase price of $1.00 per share for an aggregate purchase price of $2,100,000. In connection with the initial closing of the Series B Private Placement, we issued 30,220,407 shares of Series B Preferred Stock in conjunction with the automatic conversion of the outstanding amount of convertible promissory notes, described below, which at the time of conversion equaled an aggregate of approximately $23.9 million in principal and interest.

On February 14, 2019, we issued and sold 180,000 shares of Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $180,000.

On September 30, 2019, we issued and sold 7,000,000 shares of Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $7,000,000.

On February 27, 2020, we issued and sold 8,411,800 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement, at a purchase price of $1.00 per share for an aggregate purchase price of $8,411,800. In connection with this closing, if an existing holder of Series B Preferred Stock purchased at least 50% of such holder’s total prior investment in Series B Preferred Stock, all outstanding warrants that were issued to such investor in prior closings of the Series B Private Placement were exchanged for the number of shares underlying such warrant at no exercise price.

On June 30, 2020, we issued and sold 6,085,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at a purchase price of $1.00 per share for an aggregate purchase price of $6,085,000.

On August 14, 2020, we issued and sold 4,144,623 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at a purchase price of $1.00 per share for an aggregate purchase price of $4,144,623.

On August 31, 2020, we issued and sold 1,575,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,575,000.

On September 30, 2020, we issued and sold 1,255,619 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,255,619.

Between October 26, 2020 and October 29, 2020, we issued and sold 6,550,449 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $6,550,449.

Between November 9, 2020 and November 17, 2020, we issued and sold 280,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $280,000.

On February 5, 2021, we issued and sold 1,000,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $1,000,000.

On February 16, 2021, we issued and sold 4,000,000 shares of our Series B Preferred Stock pursuant to a subsequent closing of the Series B Private Placement at an issuance price of $1.00 per share for an aggregate purchase price of $4,000,000.

Convertible Debt Issuances

In February 2018, we issued a convertible promissory note in the aggregate principal amount of $700,000 to one of our principal stockholders.

In May 2018, we issued convertible promissory notes in the aggregate principal amount of $2,990,000 to accredited investors.

In July 2018, we issued convertible promissory notes in the aggregate principal amount of $14,492,501 to accredited investors.

Prior to 2018, between 2015 and 2017, we issued convertible promissory notes to investors in the aggregate principal amount of $4,600,000.

The principal amount of the foregoing convertible promissory notes, together with interest thereon in an aggregate amount of approximately $23.9 million was automatically converted into shares of Series B Preferred Stock and warrants to purchase shares of our common stock (as described below) in August 2018 at the initial closing of the Series B Private Placement.

Warrant Issuances

In August 2018, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 9,330,042 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $10,263,046 and we issued warrants to our Placement Agent to purchase up to an aggregate of 2,395,313 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $2,634,845.

In February 2019, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 45,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $49,500 and we issued warrants to our Placement Agent to purchase up to an aggregate of 18,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $19,800.

In May 2019, we issued a warrant to a consultant to purchase up to an aggregate of 100,000 shares of our common stock at an exercise price of $0.18 per share for an aggregate purchase price of $18,000.

In September 2019, in conjunction with the issuance of Series B Preferred Stock, we issued warrants to investors to purchase up to an aggregate of 1,750,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate exercise price of $1,925,000 and we issued warrants to our Placement Agent to purchase up to an aggregate of 700,000 shares of our common stock at an exercise price of $1.10 per share for an aggregate purchase price of $770,000.

In February 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 841,180 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $8,412. In addition, in connection with this closing, we exchanged all of the warrants issued to the Placement Agent in connection with the prior closings of the Series B Private Placement for 3,113,313 shares of our common stock.

In June 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 608,500 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $6,085 and we issued warrants to a consultant to purchase up to an aggregate of 301,200 shares of our common stock at an exercise price of $0.17 per share for an aggregate purchase price of $51,204.

In August 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 571,962 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $5,720.

In September 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 125,562 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $1,256.

In October 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 655,045 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $6,550.

In November 2020, in conjunction with the issuance of Series B Preferred Stock, we issued a warrant to our Placement Agent to purchase up to an aggregate of 28,000 shares of our common stock at an exercise price of $0.01 per share for an aggregate purchase price of $280.

Stock Option, RSU and Common Stock Grants

From January 1, 2018 through the date of the prospectus that is a part of this registration statement, we have granted under our Prior Plan (i) options to purchase an aggregate of 12,505,777 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $0.08 to $0.23 per share, (ii) RSUs in respect of 2,265,565 shares of our common stock and (iii) 440,796 shares of our common stock. From January 1, 2018 through the date of the prospectus that is a part of this registration statement, we have issued 2,652,196 shares of our common stock upon the exercise of these stock options.

The offers, sales and issuances of the securities described in the foregoing paragraph were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our Prior Plan. Appropriate legends were affixed to the securities issued in these transactions.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits listed below are filed as part of this registration statement.

Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2*	Bylaws of the Registrant.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant to become effective upon the closing of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant to become effective upon the closing of this offering.

4.1*	Form of Common Stock Certificate of the Registrant.

4.2*	Amended and Restated Investor Rights Agreement, dated August 30, 2018, by and among the Registrant and certain of its stockholders, as amended by that certain Omnibus Amendment on September 30, 2019.

4.3*	Information Rights Letter, dated August 24, 2018, by and between the Registrant and Clal Biotechnology Industries Ltd.

Number	Description

5.1*	Opinion of Morgan, Lewis & Bockius LLP.

10.1*	Form of Indemnification Agreement by and between the registrant and its directors and officers.

10.2*†	Elicio Therapeutics, Inc. 2012 Stock Incentive Plan, as amended, and forms of grant agreements thereunder.

10.3†*	Elicio Therapeutics, Inc. 2021 Omnibus Incentive Compensation Plan and forms of grant documents thereunder.

10.4*†	Employment Agreement, dated November 15 ,2018, by and between the Registrant and Robert Connelly.

10.5*†	Employment Agreement, dated September 29, 2019, by and between the Registrant and Christopher Haqq.

10.6*	Exclusive Patent License Agreement, dated January 22, 2016, by and between the Registrant and the Massachusetts Institute of Technology, as amended.

10.7*	Consulting Agreement, dated March 13, 2013, by and between the Registrant and Danforth Advisors, LLC, as amended.

23.1*	Consent of Moody, Famiglietti, & Andronico, LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Morgan, Lewis & Bockius LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney. Reference is made to the signature page hereto.

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules

All financial statement schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on             , 2021.

ELICIO THERAPEUTICS, INC.

By:	Robert Connelly Chief Executive Officer, President and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, Robert Connelly and Daniel Geffken and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Robert Connelly	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2021

Daniel Geffken	Interim Chief Financial Officer and Director (Principal Financial and Accounting Officer)	, 2021

Julian Adams, Ph.D.	Chairman of the Board	, 2021

Carol Ashe	Director	, 2021

Ofer Gonen	Director	, 2021

Daphne Karydas	Director	, 2021

Robert Ruffolo, Jr., Ph.D.	Director	, 2021